Exhibit 2.1

EXECUTION COPY
AGREEMENT AND PLAN OF MERGER
by and among
BOOZ ALLEN HAMILTON INC.,
EXPLORER HOLDING CORPORATION,
EXPLORER INVESTOR CORPORATION,
EXPLORER MERGER SUB CORPORATION
and
BOOZ & COMPANY INC.
As Seller Representative
May 15, 2008

i

Page
ARTICLE 12 TERMINATION	107

12.1 Termination	107
12.2 Effect of Termination	110
12.3 Fees and Expenses	113

ARTICLE 13 MISCELLANEOUS	113

13.1 Notices	113
13.2 Survival	115
13.3 Amendments; No Waivers	115
13.4 Successors and Assigns	116
13.5 Counterparts; Effectiveness; Third Party Beneficiaries	116
13.6 Governing Law	116
13.7 Jurisdiction	116
13.8 Enforcement	116
13.9 Entire Agreement	117
13.10 Appointment of Seller Representative as Attorney-In-Fact	117
13.11 Authorship; Representation by Counsel	118
13.12 Severability	118
13.13 Waiver of Jury Trial	118
13.14 Rules of Construction	118

Exhibit A Spin Off Agreement
Exhibit B Form of Option Agreement
Exhibit C Form of Additional Rolling Stockholder Exchange Agreement
Exhibit D Form of Surviving Corporation Articles of Incorporation
Exhibit E Form of Escrow Agreement
Exhibit F Form of Amendment to Stock Rights Plan
Exhibit G Form of Discretionary Rolling Stockholder Exchange Agreement
Exhibit H Form of Newco Guarantees
Exhibit I Merger Sub Bylaws
Exhibit J Form of Amended and Restated Buyer Parent Certificate of Incorporation
Exhibit K Pre-Closing Restructuring

AGREEMENT AND PLAN OF MERGER
     This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into this 15th day of May, 2008, by and among Booz Allen Hamilton Inc., a Delaware corporation (the “Company”), Explorer Holding Corporation, a Delaware corporation (“Buyer Parent”), Explorer Investor Corporation, a Delaware corporation wholly owned by Buyer Parent (“Buyer”), Explorer Merger Sub Corporation, a Delaware corporation wholly owned by Buyer (“Merger Sub”), and Newco (defined below), in its capacity as Seller Representative (defined below).
     WHEREAS, as of the date of this Agreement, the Company is engaged in (i) the U.S. Government Business (as defined below), directly and indirectly through ASE, Inc., a Delaware corporation, Booz Allen Transportation, Inc., a New York corporation, Aestix, Inc., a Delaware corporation, Aestix (UK) Ltd., a company organized in the United Kingdom, PAR Technology de Venezuela, S.R.L., a company organized in Venezuela, Applied Research de Venezuela, S.R.L., a company organized in Venezuela, and Business Operations Research de Venezuela S.R.L., a company organized in Venezuela (together with ASE, Inc., Booz Allen Transportation, Inc., Aestix, Inc., Aestix (UK) Ltd., PAR Technology de Venezuela, S.R.L. and Applied Research de Venezuela, S.R.L., the “U.S. Government Subsidiaries”), and (ii) the businesses of the Company and its Subsidiaries other than the U.S. Government Business (the “Other Businesses”), directly and indirectly through its Subsidiaries other than the U.S. Government Subsidiaries (the “Other Subsidiaries”);
     WHEREAS, concurrently with the execution of this Agreement, certain of the Rolling Stockholders (defined below) are entering into Exchange Agreements, dated as of the date hereof, with Buyer Parent (the “Existing Exchange Agreements”), pursuant to which, on the calendar day preceding the Merger (the “Exchange Date”), but after the Record Date, such Rolling Stockholders will exchange certain Company Shares for Exchange Equity;
     WHEREAS, subsequent to the date hereof, it is anticipated that other Rolling Stockholders may enter into Additional Rolling Stockholder Exchange Agreements pursuant to which, on the Exchange Date, but after the Record Date and prior to the Acceleration, such Rolling Stockholders will exchange certain Company Shares for Exchange Equity (such exchanges, together with the exchanges pursuant to the Existing Exchange Agreements, the “Initial Exchanges”);
     WHEREAS, following the effective time of the Initial Exchanges on the Exchange Date, the Company shall cause the Acceleration (defined below) to occur pursuant to which all French Free Share Rights held by Sellers and all Company Stock Rights held by Sellers other than Merger Rolling Stockholders shall vest and be exercised for Company Class A Shares and all Shadow Stock Units shall vest;
     WHEREAS, certain Discretionary Rolling Stockholders (defined below) may enter into Discretionary Rolling Stockholder_Exchange Agreements pursuant to which, on the Exchange Date, but after the Record Date and after the Acceleration, such Discretionary Rolling Stockholders will exchange certain Company Shares for Exchange Equity (the “Subsequent Exchanges”);

     WHEREAS, the Company shall (i) prior to the Effective Time, pursuant to that certain Spin Off Agreement, dated as of the date hereof, by and between the Company and Booz & Company Holdings, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Company (“Newco LLC”), Booz & Company Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Newco”), Booz & Company Intermediate I Inc., a Delaware corporation and a wholly owned subsidiary of Newco (“Newco 2”), and Booz & Company Intermediate II Inc., a Delaware corporation and a wholly owned subsidiary of Newco 2 (“Newco 3”), and attached hereto as Exhibit A (the “Spin Off Agreement”), (a) transfer, or cause to be transferred to Newco LLC certain of the assets, properties, employees, rights and interests of the Company (including stock in the Other Subsidiaries other than Newco, Newco 2, Newco 3, Newco LLC, Booz Allen Hamilton AB, a Swedish company and a wholly owned subsidiary of the Company (“BAH Sweden”) and Booz Allen Strategy Partners, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“BASP”)), and certain of the liabilities of the Company (the “Contribution”) and (ii) prior to the Effective Time, on the Closing Date, (a) sell all of the Equity Interests in Newco LLC, BAH Sweden and BASP to Newco 3 (the “Sale”) and (b) thereafter distribute to the Company Stockholders on the Record Date (as defined below), all of the shares (the “Newco Shares”) of capital common stock of Newco (the “Spin Off”); and
     WHEREAS, the Board of Directors of the Company and the Board of Directors of each of Buyer Parent, Buyer and Merger Sub deem it advisable and in the best interests of their respective stockholders to consummate the Merger (as defined below and, together with the Contribution, the Sale, the Spin Off, the Exchanges (defined below), the Acceleration and the other transactions contemplated by this Agreement and the Ancillary Agreements, the “Transactions”) immediately following the Spin Off on the terms and subject to the conditions set forth in this Agreement, and the Board of Directors of the Company and the Board of Directors of each of Buyer Parent, Buyer and Merger Sub have approved this Agreement and declared its advisability and, in the case of the Board of Directors of the Company, recommended that this Agreement be adopted by the Company Stockholders (defined below).
     NOW, THEREFORE, in consideration of the premises and promises contained herein, and intending to be legally bound, the parties hereto agree as set forth below.
ARTICLE 1
DEFINITIONS
     1.1 Definitions.
     (a) As used herein, the following terms have the meanings set forth below:
     “Acceleration Exercise Price” means, with respect to each Company Stockholder or holder of a French Free Share Right, the exercise price payable to the Company upon exercise of a Company Stock Right or French Free Share Right for Company Class A Shares pursuant to the Acceleration.
     “Acquisition Proposal” means, other than the Transactions, any offer or proposal regarding any of the following: (a) the acquisition by a Third Party of beneficial ownership (as defined in Rule 13d-3 as promulgated by the SEC under the Exchange Act) of Equity Interests representing more than a twenty percent (20%) voting or economic interest in the Company, whether from the Company or pursuant to a tender offer or exchange offer or otherwise, (b) a merger, consolidation, business combination, reorganization, recapitalization or similar transaction involving the Company or any U.S. Government Subsidiary, (c) a liquidation or dissolution of the Company or any U.S. Government Subsidiary, or (d) any sale, lease, exchange or other disposition of assets (including the sale, lease, exchange or other disposition of Equity Interests in one or more U.S. Government Subsidiaries) that would result in a Third Party acquiring, directly or indirectly, more than twenty percent (20%) of the fair market value on a combined basis of the assets of the U.S. Government Business immediately prior to such transaction.
     “Additional Cash Contribution” has the meaning set forth in the Spin Off Agreement.
     “Additional Exchange Agreements” means the Additional Rolling Stockholder Exchange Agreements and the Discretionary Rolling Stockholder Exchange Agreements.
     “Additional Rolling Stockholder Exchange Agreements” means the exchange agreements entered into by and between Buyer Parent, on the one hand, and the Rolling Stockholders, on the other hand, in accordance with Section 8.9.
     “Affiliate” means, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by, or under common control with, such first Person. For purposes of this definition, the term “control” (including the correlative terms “controlling”, “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.
     “Aggregate Acceleration Exercise Price” means, collectively, the Acceleration Exercise Price payable to the Company upon exercise of all Company Stock Rights and French Free Share Rights pursuant to the Acceleration.
     “Aggregate Class B Stock Consideration” shall mean the product of $0.25 and the number of Company Class B Common Shares issued and outstanding immediately prior to the Effective Time (including shares canceled in accordance with clause (ii) of Section 3.2 and Dissenting Shares).
     “Ancillary Agreements” means the Spin Off Agreement, the Exchange Agreements, the Option Agreements, the Stockholders Agreement, the Escrow Agreement and the Ancillary Agreements (as defined in the Spin Off Agreement).
     “Antitrust Laws” means the Sherman Antitrust Act, the Clayton Antitrust Act, the HSR Act, the Federal Trade Commission Act and all other similar federal, state and foreign Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restriction of trade or business or competition through merger or acquisition, each as amended.
     “Applicable Prepayment Percentage” means, with respect to any Public Offering, the amount, if any, by which (i) the percentage (which shall not be greater than 100) equivalent to a fraction, (I) the numerator of which (which shall not be less than zero) is (x) the number (the “Closing Date Buyer Share Number”) of shares of common stock of Buyer Parent owned directly or indirectly by the Guarantor and its Affiliates immediately following the Closing minus (y) the number of shares of common stock of Buyer Parent owned directly or indirectly by the Guarantor and its Affiliates immediately after the consummation of such Public Offering plus (z) the number of shares, if any, acquired from any Person other than the Company, and (II) the denominator of which is the Closing Date Buyer Share Number, in each case as adjusted for any stock splits, stock dividends, combinations and similar transactions, exceeds (ii) the sum of the Applicable Prepayment Percentages for all prior Public Offerings.
     “Business Day” means any day, other than a Saturday, Sunday or one on which banks are authorized by Law to be closed in New York, New York.
     “Buyer Material Adverse Effect” means any result, occurrence, condition, fact, change, violation, event or effect that, individually or in the aggregate with any such other results, occurrences, conditions, facts, changes, violations, events or effects, prevents or materially impairs the ability of Buyer Parent, Buyer or Merger Sub to consummate, the Merger or the other Transactions in accordance with the terms hereof and the terms of the Exchange Agreements.
     “Buyer Parent Common Stock” means shares of Buyer Parent Class A Common Stock, par value $0.01 per share.
     “Buyer Parent Non-Voting Common Stock” means shares of Buyer Parent Class B Common Stock, par value $0.01 per share.
     “Buyer Parent Options” means options, issued as Merger Consideration pursuant to this Agreement or issued in an Exchange, to purchase shares of Buyer Parent Common Stock pursuant to an Option Agreement and the Buyer Parent Rollover Stock Plan.
     “Buyer Parent Rollover Stock Plan” means Explorer Holding Corporation Officers Rollover Stock Plan adopted by Buyer Parent and effective as of the Closing Date.
     “Buyer Parent Securities” means Buyer Parent Common Stock, Buyer Parent Non-Voting Common Stock, Buyer Parent Restricted Stock, Buyer Parent Special Voting Stock, Merger Rolling Stockholder Stock and Buyer Parent Options.
     “Buyer Parent Special Voting Stock” means shares of Buyer Parent Class E Common Stock, par value $0.03 per share.
     “Cash Consideration” means the portion of the Aggregate Consideration payable in cash pursuant to Article 3.
     “Change of Control” (i) has the meaning that such term (or a term of similar import) is given in the instrument governing the longest dated debt under the Debt Financing and (ii) also means a sale of all or substantially all of the assets of Buyer and its Subsidiaries, taken as a whole.

     “Code” means the U.S. Internal Revenue Code of 1986, as amended, together with the rules and regulations promulgated thereunder.
     “Company Class A Non-Voting Common Shares” means shares of Class A Non-Voting Common Stock of the Company, par value $0.25 per share.
     “Company Class A Shares” means Company Common Shares and Company Class A Non-Voting Common Shares.
     “Company Class B Common Shares” means shares of Class B Common Stock of the Company, par value $0.25 per share.
     “Company Class B Non-Voting Common Shares” means shares of Class B Non-Voting Common Stock of the Company, par value $0.25 per share.
     “Company Class B Shares” means Company Class B Common Shares and Company Class B Non-Voting Common Shares.
     “Company Common Shares” means shares of Common Stock of the Company, par value $0.25 per share.
     “Company Employee” means (a) all employees of the Company or any U.S. Government Subsidiary employed as of the Effective Time (including any such employee on disability or other approved leave of absence as of such date); and (b) all individuals formerly employed by the Company and its Subsidiaries, in each case, whose employment primarily related to the U.S. Government Business. For the avoidance of doubt, Company Employee shall not include any Newco Employee (as defined in the Spin Off Agreement).
     “Company Material Adverse Effect” means (a) a material adverse effect on the business, financial condition or results of operations of the U.S. Government Business, taken as a whole; provided, however, that, in determining whether there has been a Company Material Adverse Effect or whether a Company Material Adverse Effect would be reasonably likely to occur, clause (a) of this definition shall exclude any effect to the extent arising out of, attributable to or resulting from:
     (i) any change in Law or GAAP or interpretation of any thereof;
     (ii) (A) any public announcement by Buyer Parent, Buyer, or Merger Sub or any of their respective Representatives prior to the date of this Agreement of discussions among the parties hereto regarding the Transactions, (B) the public announcement of or the execution of this Agreement, any Ancillary Agreement or any Transaction, or (C) the pendency or the consummation of the Transaction; except that any such result, occurrence, condition, fact, change, violation, event or effect described in subsection (ii)(B) or (C) will be considered in determining whether there has been a Company Material Adverse Effect, or whether a Company Material Adverse Effect would be reasonably likely to occur, in respect of Sections 4.3 and 4.4;

     (iii) actions or inactions specifically permitted by a written waiver by Buyer to the extent those effects were specifically described to Buyer in advance of such waiver or were otherwise reasonably foreseeable effects of the actions or inactions that were the subject of such waiver;
     (iv) performance by the Company of any of its obligations under this Agreement (other than its obligations pursuant to Section 6.1), including the failure to take any action expressly prohibited by this Agreement (other than actions expressly prohibited by Section 6.1); except that any such result, occurrence, condition, fact, change, violation, event or effect described in this clause (iv) will be considered in determining whether there has been a Company Material Adverse Effect, or whether a Company Material Adverse Effect would be reasonably likely to occur, in respect of Sections 4.3 and 4.4;
     (v) general economic or financial market conditions affecting the United States or world economy or the United States or global financial markets, except to the extent such conditions arise from any outbreak or escalation of hostilities (including any declaration of war by the U.S. Congress) or acts of terrorism; or
     (vi) any expenses incurred in connection with the negotiation, documentation and execution of this Agreement or any Ancillary Agreement, the actions required by this Agreement or the consummation of the Transactions to the extent such expenses are paid by the Company on or prior to the Closing Date or reflected in the calculation of Closing Date Working Capital;
except, in the case of any such result, occurrence, condition, fact, change, violation, event or effect described in subsection (a)(i) or (a)(v), to the extent such change, relative to the other similar participants in the Government Contracting Industry, disproportionately impacts the U.S. Government Business; or
     (b) any result, occurrence, condition, fact, change, violation, event or effect that, individually or in the aggregate with any such other results, occurrences, conditions, facts, changes, violations, events or effects, prevents or materially impairs the ability of the Company or Newco, Newco LLC, Newco 2 or Newco 3 (in the case of the Spin Off, the Sale and the Contribution) to consummate the Merger or the other Transactions in accordance with the terms hereof and the terms of the Ancillary Agreements.
     “Company Shares” means all of the Company Common Shares, Company Class A Non-Voting Common Shares, Company Class B Common Shares, Company Class B Non-Voting Common Shares and Company Stock Rights.
     “Company Stock Right” means a right, whether or not vested, to purchase one Company Common Share under the Stock Rights Plan.
     “Company Stockholders” means the holders of Company Shares.
     “Company Subsidiary” means a direct or indirect Subsidiary of the Company or any of its Subsidiaries.

     “Company Transaction Expenses” means (i) any and all costs and expenses of the Company and the Company Subsidiaries incurred on or prior to, and unpaid as of, the Effective Time in connection with the negotiation, preparation, execution, delivery, performance and consummation of this Agreement, the Spin Off Agreement, the other Ancillary Agreements and the transactions contemplated thereby (including the Commercial Restructuring (as defined in the Spin Off Agreement)), including (1) one-half of all fees and expenses of the Escrow Agent incurred on or prior to, and unpaid as of, the Effective Time (all fees and expenses incurred after the Effective Time being borne by the parties to the Escrow Agreement in accordance with the terms thereof), (2) all third party fees and expenses (other than those payable to the Escrow Agent) of the Company and the Company Subsidiaries (including the Seller Representative) incurred on or prior to, and unpaid as of, the Effective Time in connection with the drafting, negotiation, execution, delivery, performance and consummation of this Agreement, the Spin Off Agreement, the other Ancillary Agreements and the transactions contemplated thereby, including the fees and expenses of the Company’s and the Company Subsidiaries’ investment bankers, brokers, accountants, attorneys, consultants and other professional advisors and representatives, including the fees and expenses of the Exchange Agent, Credit Suisse, Houlihan Lokey, Ernst & Young LLP and Latham & Watkins LLP, (3) all Transition Restructuring Costs of the Company and the U.S. Government Subsidiaries incurred on or prior to, and unpaid as of, the Effective Time, (ii) the Transfer Taxes payable by the Company pursuant to Section 7.3 and (iii) one-half of the Increased Financing Costs; provided, however, that Company Transaction Expenses shall not include any Pre-Closing Taxes, which shall be governed solely by Section 3.7, Section 7.3 and Article 10.
     “Confidentiality Agreement” means the letter agreement, dated as of June 7, 2007, between The Carlyle Group and the Company.
     “Contract” means any contract, agreement, arrangement, commitment, letter of intent, memorandum of understanding, license, lease, promise, instrument, or other similar understanding, whether written or oral, in each case that is legally binding as of the date in question.
     “DCAA Audits” means, collectively, the Defense Contract Audit Agency audits set forth on Schedule 1.1(a).
     “DCRIP Facility” means the Existing Credit Facility described in clause (a) of the definition of “Existing Credit Facilities”.
     “Debt Financing Shortfall Amount” means one hundred and fifty eight million dollars ($158,000,000).
     “Deemed Principal Amount” means, with respect to any prepayment in respect of the Deferred Obligation Amount, the amount of such prepayment that would have constituted principal on the date of such payment if the full amount of such payment were deemed to have included principal together with the full Interest Component thereon for the period from and after the Closing through the date of such payment.

     “Deferred Obligation Amount” means, as of any date, the Debt Financing Shortfall Amount minus the Settled Claims Adjustment Amount and minus any payments in respect of the Deferred Obligation Amount made prior to such date under Section 3.11, plus the Interest Component accreted to such date on the amount of the Deferred Obligation Amount outstanding from time to time.
     “Deferred Payment Date” means the earlier of (a) the tenth (10th) anniversary of the Closing Date and (b) the later of the date that is (i) six (6) months after the final maturity date of the longest dated debt under the Debt Financing and (ii) eight (8) years and six (6) months from the Closing Date.
     “Deferred Payment Holdback” means, as of any date, an amount equal to the lesser of (i) the excess of (x) the Pending Claims Amount over (y) the remaining Indemnification Escrow Funds and (ii) the excess of (I) the Indemnification Sub-Limit over (II) the Settled Claims Amount.
     “Discretionary Rolling Stockholder Exchange Agreements” means the exchange agreements entered into by and between Buyer Parent, on the one hand, and the Discretionary Rolling Stockholders, on the other hand, pursuant to Section 8.9.
     “Discretionary Rolling Stockholders” means all Company Stockholders (other than the Rolling Stockholders) who hold Company Common Shares and have executed and delivered an Exchange Agreement in accordance with Section 8.9(b).
     “DPO Percentage” means, with respect to any Seller, that fraction, stated as a percentage, the numerator of which is an amount equal to the aggregate number of Company Shares (other than Company Class B Shares) held by such Seller, Shadow Stock Units, if any, allocated to such Seller on Schedule 3.5(b) (other than any U.S. Shadow Stock Seller) and French Free Share Rights held by such Seller, in each case, immediately prior to the effective time of the Initial Exchanges, and the denominator of which is the Fully Diluted Stock Amount minus the number of Shadow Stock Units allocated on Schedule 3.5(b) to any U.S. Shadow Stock Seller.
     “Employment and Withholding Taxes” means any federal, state, provincial, local, foreign or other employment, unemployment insurance, social security, disability, workers’ compensation, payroll, health care or other similar tax, duty or other governmental charge or assessment or deficiencies thereof and all Taxes required to be withheld by or on behalf of each of the Company and each of the Company Subsidiaries in connection with amounts paid or owing to any employee, independent contractor, creditor or other party, in each case, on or in respect of the business or assets thereof.
     “Entry Level Rolling Stockholder” means any Rolling Stockholder designated on Schedule 1.1(b) as an Entry Level partner.
     “Environmental Laws” means all Laws relating to the protection of human health or the indoor or outdoor environment (including the quality of the ambient air, soil, surface water or groundwater, or natural resources or the use, generation, management, handling, transport, treatment, disposal, storage, release or threatened release of Materials of Environmental Concern).

     “Environmental Permits” means all permits, licenses, registrations, and other authorizations under applicable Environmental Laws.
     “Equity Interest” means, with respect to any Person, any and all shares, interests, participations, rights in, or other equivalents (however designated and whether voting or non-voting) of, such Person’s capital stock or other equity interests (including Shadow Stock Units, French Free Share Rights and SCAP Units (and similar instruments), partnership or membership interests in a partnership or limited liability company or any other interest or participation that confers on a Person the right to receive a share of the profits and losses, or distributions of assets, of the issuing Person), whether outstanding on the date hereof or issued after the date hereof.
     “Escrow Percentage” means, with respect to any Seller, that fraction, stated as a percentage, the numerator of which is an amount equal to the aggregate number of Company Shares (other than Company Class B Shares) held by such Seller, Shadow Stock Units, if any, allocated to such Seller on Schedule 3.5(b), and French Free Share Rights held by such Seller, in each case, immediately prior to the effective time of the Initial Exchanges, and the denominator of which is the Fully Diluted Stock Amount.
     “Estimated NAV Transfer Amount” has the meaning set forth in the Spin Off Agreement.
     “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
     “Exchange Agreements” means the Existing Exchange Agreements and the Additional Exchange Agreements.
     “Exchange Equity” means Buyer Parent Securities issued in an Initial Exchange, Subsequent Exchange, or as Merger Consideration pursuant to this Agreement.
     “Exchanges” means, collectively, the exchanges of Company Common Shares or Company Stock Rights for Exchange Equity pursuant to the Initial Exchanges and the Subsequent Exchanges.
     “Excluded Assets” has the meaning set forth in the Spin Off Agreement.
     “Excluded Liabilities” has the meaning set forth in the Spin Off Agreement.
     “Existing Credit Facilities” means (a) the Credit Agreement dated September 8, 2006 among Booz Allen Hamilton, Inc. and the Initial Lenders named therein and JPMorgan Chase Bank, N.A., and Citibank, N.A. and Wachovia Bank, National Association, and Bank of America, N.A. and J.P. Morgan Securities Inc. and Citigroup Global Markets Inc., including the related Assignment and Security Agreement dated September 8, 2006 between Booz Allen Hamilton, Inc., JPMorgan Chase Bank, N.A. and The Bank of New York and (b) the Credit Agreement dated September 8, 2006 among Booz Allen Hamilton, Inc. and the Initial Lenders named therein and Citibank, N.A. and JPMorgan Chase Bank, N.A., and Wachovia Bank, National Association, and Bank of America, N.A. and Citigroup Global Markets Inc and J.P. Morgan Securities Inc.

     “Final NAV Transfer Amount” has the meaning set forth in the Spin Off Agreement.
     “Financial Statements” means (a) the audited balance sheet of the Company as of March 31, 2006 and March 31, 2007, and the audited statements of income and cash flows of the Company for the fiscal years ended March 31, 2006 and March 31, 2007, in each case, with consolidating schedules for the U.S. Government Business and the Other Businesses, and (b) the unaudited balance sheet of the Company as of December 31, 2007, and the unaudited statements of income and cash flows of the Company for the nine (9) months ended December 31, 2007, in each case, with consolidating schedules for the U.S. Government Business and the Other Businesses.
     “Follow-On Claims Amount” means, as of any date of determination following the fifth (5th) anniversary of the Closing Date, an amount included in the Pending Claims Amount as of such date of determination equal to the lesser of (I) the sum of the amounts of claims brought under Article 10 following the fifth (5th) anniversary of the Closing Date, to the extent such claims remain pending and unresolved, and (II) the sum of the amounts included in the Pending Claims Amount on the fifth (5th) anniversary of the Closing Date which (x) related to claims brought under Article 10 and (y) were thereafter resolved in Sellers’ favor.
     “French Free Share Plan” means the Booz Allen Hamilton Inc. Officer’s Stock Rights French Plan.
     “French Free Share Rights” means Rights, whether or not vested, as defined under the French Free Share Plan.
     “Full Share Amount” shall mean the number of Company Shares (other than Company Class B Shares) held by a Rolling Stockholder or a Discretionary Rolling Stockholder immediately prior to the effective time of the Initial Exchanges.
     “Fully Diluted Stock Amount” means an amount equal to the sum of the aggregate number of (i) Company Shares (other than Company Class B Shares) issued and outstanding, (ii) French Free Share Rights issued and outstanding and (iii) Shadow Stock Units, if any, allocated to all Shadow Stockholders on Schedule 3.5(b), in each case, as of immediately prior to the effective time of the Initial Exchanges.
     “GAAP” means United States generally accepted accounting principles, applied on a consistent basis.
     “Governmental Entity” means any federal, state, local, international or foreign governmental authority, or any court, administrative or regulatory agency or commission or other governmental authority, agency or body.
     “Government Contract” means any contract (including any order issued under or in connection with the Federal Supply Schedule, a Government-Wide Acquisition Contract, indefinite delivery, indefinite quantity contract, or blanket purchase agreement or similar contracting vehicles, but excluding one time purchase orders issued by non-federal Governmental Entities) that (i) is between the Company or any of the Company Subsidiaries and a United States Governmental Entity (including federal, state or local Governmental Entities) or

(ii) is entered into by the Company or any of the Company Subsidiaries as a subcontractor (at any tier) in connection with a contract between another Person and a United States Governmental Entity (including federal, state or local Governmental Entities).
     “Government Contracting Industry” means the business of providing goods or services to United States Governmental Entities (including federal, state or local Governmental Entities) under government contracts.
     “Guarantor” means Carlyle Partners V US, L.P.
     “Guaranty” means that certain guaranty by Guarantor in favor of the Company dated as of the date hereof pursuant to which Guarantor is guaranteeing certain obligations of Buyer Parent, Buyer and Merger Sub under this Agreement.
     “HSR Act” means Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
     “Increased Financing Costs” means the lesser of (1) an amount to be agreed and (2) an amount equal to (a)(i) 1.865 multiplied by the sum of the products, for each tranche of debt under the Debt Financing, of (x) the then-applicable interest rate of the Indebtedness under such tranche of the Debt Financing (giving effect, if applicable as of the date of determination, in the case of any Libor-denominated rate, to the greater of (I) any applicable minimum Libor rate (“Libor Floor”) or (II) the then-applicable three-month U.S. Libor rate) multiplied by (y) the aggregate principal amount of the Indebtedness under such tranche of the Debt Financing minus (ii) 1.865 multiplied by the sum of the products, for each tranche of debt under the reference debt financing, as set forth on Schedule 1.1(c), of (x) the interest rate of the Indebtedness under such tranche of the reference debt financing, as set forth on Schedule 1.1(c) (giving effect, in the case of any Libor-denominated rate, to the then-applicable three-month U.S. Libor rate upon the date of determination), multiplied by (y) the aggregate principal amount of the Indebtedness under such tranche of the reference debt financing, as set forth on Schedule 1.1(c), plus (b)(i) the sum of (x) the amount of original issuance discount or like up-front amounts of the Indebtedness under the Debt Financing (measured in dollars) plus (y) any costs to defease a Libor Floor at the then-applicable three-month U.S. Libor for such amounts and such duration of the Libor Floor as may be required by the Debt Financing minus (ii) ten million four hundred thousand dollars ($10,400,000); provided, however, that “Increased Financing Costs” shall not be less than negative four hundred thousand dollars ($400,000).
     “Indebtedness” means with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all obligations of such Person upon which interest charges are customarily paid (other than trade payables incurred in the ordinary course of business), (iv) all obligations of such Person under conditional sale or other title retention agreements relating to any property purchased by such Person, (v) all obligations of such Person incurred or assumed as the deferred purchase price of property or services (excluding obligations of such Person to creditors for trade payables incurred in the ordinary course of business), (vi) all lease obligations of such Person capitalized on the books and records of such Person or that otherwise constitute capital lease obligations under GAAP, (vii) all letters of credit or performance bonds issued for the account of such Person (excluding (A) letters of credit issued for the benefit of suppliers to support accounts payable to suppliers incurred in the ordinary course of business consistent with past practices, (B) standby letters of credit relating to workers’ compensation insurance and (C) surety bonds and customs bonds), provided, that, for the purposes of calculating the Closing Date Indebtedness, the Estimated Closing Date Indebtedness and the Final Closing Date Indebtedness, any such letters of credit and performance bonds (including those set forth in subclauses (vii)(A), (B) and (C) of this definition) shall be considered but only to the extent reimbursement obligations exist for draws made prior to Closing, and (viii) all guaranties and arrangements having the economic effect of a guaranty by such Person of any Indebtedness of any other Person.
     “Indemnification Sub-Limit” means eighty million dollars ($80,000,000), provided, however, that in the event that the PLR Amount was less than $2,732,000, from and after the fifth (5th) anniversary of the Closing Date, the Indemnification Sub-Limit, as of any date of determination, shall be eighty million dollars ($80,000,000) less, as of such date of determination, the excess, if any, of (x) twenty million dollars ($20,000,000) over (y) the sum of (i) the Settled Claims Amount as of the fifth (5th) anniversary of the Closing Date, (ii) the amount of any increase in the Settled Claims Amount following the fifth (5th) anniversary of the Closing Date attributable to the resolution of any claim that was included in the Pending Claims Amount as of the fifth (5th) anniversary of the Closing Date or that, but for such resolution, would have been included in the Follow-On Claims Amount as of such date of determination, (iii) the portion of the Pending Claims Amount as of such date of determination that was included in the Pending Claims Amount as of the fifth (5th) anniversary of the Closing Date and (iv) the Follow-On Claims Amount, if any, as of such date of determination.
     “Indemnification Escrow Funds” means, at any given time, the aggregate amount of funds in the Indemnification Escrow Account.
     “Information Circular” means the information and proxy solicitation document to be mailed to the Company Stockholders in connection with the Company Stockholder Approval, together with any amendments or supplements thereto.
     “Interest Component” means, as of any date, the amount accreted from and including the Closing Date to but excluding the applicable date of payment of any amount, such amount to be so accreted on a daily basis and compounded semiannually, on the date that is six months from the Closing Date and the last day of each successive six month period, at five percent (5%) per six months.
     “IRS” means the United States Internal Revenue Service.
     “Knowledge” means (i) with respect to the Company, the actual knowledge, after reasonable inquiry, of any of the individuals listed in Section 1.1 of the Company Disclosure Schedule and (ii) with respect to Buyer Parent, Buyer or Merger Sub, the actual knowledge, after reasonable inquiry, of any of the individuals listed in Section 1.1 of the Buyer Disclosure Schedule.

     “Law” means any federal, state, local, international or foreign law (including common law), rule, regulation, judgment, code, ruling, statute, order, directive, decree, injunction or ordinance or other legal requirement, in each case of a Governmental Entity.
     “Lead Rolling Stockholder” means any Rolling Stockholder designated on Schedule 1.1(b) as a Lead partner.
     “Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, lease, encumbrance or other adverse claim of any kind in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or similar title retention agreement relating to such property or asset.
     “Losses” means any and all liabilities and obligations, losses, damages, judgments, settlements, awards, costs and expenses (including reasonable expenses of investigation, enforcement, and collection and reasonable fees and expenses of counsel, consultants, experts and other professional fees) whether or not involving a Third Party Claim, including diminution in value of a business; provided that Losses shall not include (i) any punitive or exemplary damages, other than any such damages awarded against the applicable Buyer Indemnified Party to any Third Party in a proceeding subject to a Third Party Claim or (ii) any diminution in the value of the U.S. Government Business to the extent resulting from the delay of the Closing.
     “Materials of Environmental Concern” means (i) any substance or waste defined or regulated as hazardous, acutely hazardous, or toxic substance or waste (or any other words of similar import) under Environmental Laws (including the federal Comprehensive Environmental Response, Compensation and Liability Act, as amended, and the federal Resource Conservation and Recovery Act, as amended), (ii) any other material or organism that would be reasonably expected to result in liability under any Environmental Law (including oil, radon gas, urea formaldehyde insulation, microbiological contamination, petroleum products, asbestos and polychlorinated biphenyls) or (iii) any substance or waste that requires investigation or remedial action under any Environmental Law.
     “Merger Consideration” means the cash and Buyer Parent Securities, to be issued or paid with respect to Company Shares pursuant to Section 3.3.
     “Merger Rolling Stockholder” means a Rolling Stockholder that, immediately prior to the Effective Time, has not consummated an Exchange.
     “Merger Rolling Stockholder Stock” means shares of Class D Common Stock, par value $0.01 per share, of Buyer Parent.
     “Merger Sub Share” means one share of common stock of Merger Sub, $0.01 par value per share.
     “NAV Transfer Amount” has the meaning set forth in the Spin Off Agreement.

     “Officer Retirement Policy” means that certain Officer Policy relating to retirement, effective as of April 1, 2005, under which eligible retirees are entitled to benefits including a lump sum retirement payment, continued medical and dental coverage, and financial counseling and annual physical examinations.
     “Option Agreement” means, with respect to each Rolling Stockholder, that option agreement substantially in the form attached hereto as Exhibit B, to be entered into between Buyer Parent and such Rolling Stockholder pursuant to Section 3.4 or the applicable Exchange Agreement, as the case may be.
     “Option Shares” means shares of Buyer Parent Common Stock issuable upon exercise of a Buyer Parent Option (whether or not the Buyer Parent Option is then exercisable).
     “Organizational Documents” means, with respect to a Person other than an individual, the articles of incorporation, certificate of incorporation, charter, bylaws, articles of formation, articles of association, regulations, operating agreement, certificate of limited partnership, partnership agreement, limited liability company agreement and all other similar documents, instruments or certificates executed, adopted, or filed in connection with the creation, formation, or organization of such Person, including any amendments thereto.
     “Pending Claims Amount” means, as of any date, the sum of (i) the aggregate amount, if any, of all properly asserted claims made by the Buyer Indemnified Parties prior to such date in accordance with Article 10 or Article 11 (including Section 11.8), to the extent such claims remain pending and unresolved plus (ii) the aggregate amount, if any, of all properly asserted claims made by any Buyer Indemnified Parties prior to such date for amounts due and owing under any Ancillary Agreement in accordance with the applicable Ancillary Agreement and Article 11, to the extent such claims remain pending and unresolved.
     “Permitted Liens” means (a) Liens for current Taxes not yet due and payable or that are being contested in good faith in appropriate proceedings (if then available) and for which adequate accruals or reserves have been established in accordance with GAAP, (b) mechanics’, carriers’, workers’, repairers’, materialmen’s, warehousemen’s and other similar Liens arising or incurred in the ordinary course of business, (c) Liens securing rental payments under capital lease agreements, (d) Liens arising in favor of the United States government as a result of progress payment clauses contained in any Government Contract, (e) encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that (i) are matters of record or (ii) do not materially interfere with the present uses of such real property, (f) Liens identified in Section 1.1(d) of the Company Disclosure Schedule or approved by Buyer on or after the date of this Agreement in writing, and (g) other Liens arising in the ordinary course of business and not incurred in connection with the borrowing of money which do not materially interfere with the current use by the Company or any of the Company Subsidiaries of the assets, properties or rights affected thereby, which Liens in clauses (a) — (g) would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect.

     “Permitted Payment” means any dividend on, or payment on account of the purchase, redemption, retirement or other acquisition of, Equity Interests of Buyer to the extent permitted under the instrument governing the longest dated debt under the Debt Financing.
     “Person” means an individual, corporation, limited liability company, partnership, association, trust or any other entity or organization, including any Governmental Entity.
     “PLR Amount” shall mean (i) if the IRS fails to grant the Company ruling 3, as requested in the PLR Request, but does grant the Company ruling 5, as requested in the PLR Request, $18,467,326, (ii) if the IRS fails to grant the Company ruling 5, as requested in the PLR Request, but does grant the Company ruling 3, as requested in the PLR Request, $179,349, and (iii) if the IRS fails to grant the Company rulings 3 and 5, as requested in the PLR Request, $19,878,548; provided, however, that in the event of any dispute regarding the determinations of the IRS, the PLR Amount shall be determined in accordance with Section 3.9.
     “PLR Request” shall mean that certain private letter ruling request of the Company submitted to the IRS on February 21, 2008, as it may be revised or supplemented from time to time by the Company with the consent of Buyer Parent (not to be unreasonably withheld or delayed).
     “Pre-Closing Restructuring” means the steps set forth on Exhibit K.
     “Pre-Closing Taxes” means (a) all Taxes of the Company or any of the Company Subsidiaries (other than real or personal property taxes determined on an ad valorem basis) with respect to taxable periods or portions thereof that end on or prior to the Closing Date, including Taxes arising from, related to, or imposed in connection with, the Contribution, the Sale and the Spin Off, (b) all Taxes arising as a result of an inclusion under Section 951(a) of the Code (or any similar provision of state or local law) attributable to (i) “subpart F income”, within the meaning of Section 952 of the Code (or any similar provision of state or local law), received or accrued by the Company or any of the Company Subsidiaries on or prior to the Closing Date or (ii) the holding of “United States property”, within the meaning of Section 956 of the Code (or any similar provision of state or local law), by any non-U.S. Company Subsidiary on or prior to the Closing Date, (c) all Taxes of any member (other than the Company or any of the Company Subsidiaries) of any consolidated, combined or unitary federal, state, local or foreign group of which the Company or any of the Company Subsidiaries is or was a member on or before the Closing Date and for which the Company or any of the Company Subsidiaries is liable under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), and (d) all Taxes of any Person imposed on the Company or any of the Company Subsidiaries as a transferee or successor, by contract or otherwise, which Taxes relate to an event or transaction occurring on or before the Closing Date, except, in each case, (i) any Taxes resulting from any act or transaction occurring (or deemed to occur as a result of a Code Section 338(g) election) on the Closing Date after the Closing that is not in the ordinary course of business, including any Taxes incurred as a result of a Code Section 338(g) election (or any similar election under state, local or foreign law) (other than any Code Section 338(h)(10) election or similar election under state, local or foreign law with respect to the Sale) with respect to the acquisition of the Company or any Company Subsidiary, (ii) any Taxes that would not have been imposed but for Buyer’s or its Affiliates’ breach of any obligations contained in Sections 10.4(b), 10.4(c), 10.5,

10.6, 10.7 and 10.10, (iii) any Taxes that are indemnifiable by Newco pursuant to the Spin Off Agreement, (iv) any Transfer Taxes for which Buyer is responsible pursuant to Section 7.3 and (v) to the extent such Taxes are reflected in the Closing Date Working Capital included in the calculation of the Final Working Capital Adjustment, the Final Closing Date Indebtedness or the Final Restricted Cash Shortfall. For purposes of this Agreement, (i) the amount of Pre-Closing Taxes shall be determined by excluding the effect of any deductions (collectively, the “Excluded Deductions”) for (a) compensation related to, arising out of or in connection with any payments to any Sellers made hereunder in their capacity as Sellers and with respect to their Equity Interests in the Company, (b) payment of expenses related to, arising out of or in connection with the transactions contemplated by this Agreement or the Spin Off Agreement and (c) compensation related to, arising out of or in connection with the exercise of any Company Stock Rights after the date hereof and prior to the Effective Time, including compensation related to, arising out of or in connection with the Acceleration and the Exchanges; provided that an amount (the “Indemnification Available Excluded Deductions”) of Excluded Deductions not to exceed $70,000,000 in the aggregate (less an amount equal to (x) the aggregate amount, if any, by which the PLR Escrow Amount and the Undisputed PLR Amount are reduced pursuant to the proviso set forth in Section 3.9(c) divided by (y) 0.2732), shall be taken into account in calculating Pre-Closing Taxes, (ii) Pre-Closing Taxes shall include all Employment and Withholding Taxes related to, arising out of or in connection with the Acceleration or any payments to Sellers made hereunder in their capacity as Sellers and with respect to their Equity Interests in the Company (including payments made hereunder following the Closing) and (iii) the compensation Tax deduction for Company Employee bonuses shall be deemed to accrue on a daily basis, consistent with Section 6.8. For the avoidance of doubt, for purposes of this definition, the Indemnification Available Excluded Deductions shall be taken into account only to the extent available to offset the relevant Pre-Closing Taxes; provided that this sentence shall not affect the Company’s right to reduce the Undisputed PLR Amount and/or the PLR Escrow Amount in accordance with Section 3.9(c).
     “Public Offering” means the issuance by Buyer or any direct or indirect parent of Buyer of its common stock in an underwritten primary or secondary public offering (other than a public offering pursuant to a registration statement on Form S-8) pursuant to an effective registration statement filed with the Securities and Exchange Commission in accordance with the Securities Act of 1933, as amended.
     “Retiree Medical Plan” means the U.S. Retired Officer Medical and Dental Plan maintained by the Company as in effect on the date hereof.
     “Rolling Stockholder” means a Person set forth on Schedule 1.1(b) under the heading “Rolling Stockholder”.
     “SCAP” means the Company’s Supplemental Capital Accumulation Program.
     “SEC” means the Securities and Exchange Commission.
     “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

     “Seller” means any holder of (i) Company Shares issued and outstanding, (ii) Shadow Stock Units allocated on Schedule 3.5(b) or (iii) French Free Share Rights issued and outstanding, in each case, immediately prior to the effective time of the Initial Exchanges.
     “Senior Rolling Stockholder” means any Rolling Stockholder who is not an Entry Level Rolling Stockholder or a Lead Rolling Stockholder.
     “Settled Claims Amount” means, as of any date, any amounts due and owing (and, for the avoidance of doubt, not satisfied out of the Escrow Amount) to the Buyer Indemnified Parties pursuant to Article 10 or Article 11 (including such amounts satisfied under Section 11.8 through inclusion in the Settled Claims Amount).
     “Settled Claims Adjustment Amount” means, as of any date, the lesser of the Settled Claims Amount or the Indemnification Sub-Limit.
     “Spin Off Agreement Escrow Amount” means $15,000,000.
     “Staff Retiree Medical Policy” means the Human Resources Policy relating to continuation of health care coverage following retirement, effective as of April 1, 2006, under which eligible U.S.-based, non-officer employees of the Company are entitled to continued access to medical, dental and vision coverage, paid by such employees at the Company’s group rate for retirees.
     “Stock Rights Plan” means the Company’s Officer’s Stock Rights Plan.
     “Stockholders Agreement” means a stockholders agreement, dated as of the Closing Date, in all material respects in the form attached to the form of Additional Rolling Stockholder Exchange Agreement attached hereto as Exhibit C, by and among Buyer Parent, the Guarantor, the Rolling Stockholders, Discretionary Rolling Stockholders and, if any shares of Buyer Parent Equity Investor Common Stock have been issued to any Affiliates of Guarantor prior to Closing, such Affiliates.
     “Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership or other entity (including joint ventures) of which such Person, directly or indirectly, (a) has the right or ability to elect, designate or appoint a majority of the board of directors or other Persons performing similar functions for such entity, whether as a result of the beneficial ownership of Equity Interests, contractual rights or otherwise or (b) beneficially owns a majority of the voting Equity Interests (including general partner Equity Interests).
     “Superior Proposal” means any Acquisition Proposal (with all of the percentages included in the definition of Acquisition Proposal increased to fifty percent (50%) for purposes of this definition) that the Company’s Board of Directors or any duly authorized committee of the Board of Directors of the Company concludes in good faith, after consultation with its outside legal counsel and financial advisors, (a) is on terms that are more favorable, from a financial point of view, to the Company Stockholders than the terms of the Transactions (including any written proposal by Buyer Parent, Buyer and Merger Sub received by the Company to amend the terms of this Agreement), taking into account all terms and conditions of such proposal, and (b) is reasonably capable of being consummated, taking into account all financial, regulatory, legal and other aspects of such proposal.
     “Tax” or “Taxes” means all federal, state, provincial, local and other taxes, fees, levies, duties and other similar assessments and charges (including income, sales, use, excise, stamp, transfer, property, value added, recording, registration, intangible, documentary, goods and services, real estate, sales, payroll, gains, gross receipts, withholding and franchise taxes) together with any interest, penalties, or additions payable in connection with such taxes, fees, levies, duties or other similar assessments and charges and shall include liability for taxes of another Person pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign tax law), by contract or otherwise.
     “Tax Returns” means all returns, reports, estimates, information statements, declarations and other filings related to, or required to be filed in connection with, the payment or refund of any Tax.
     “Third Party” means a Person (or group of Persons) other than the Company, Buyer Parent, Buyer, Merger Sub or any of their respective Subsidiaries.
     “Transaction Accounting Principles” means GAAP consistent with the accounting principles and practices applied in the preparation of the audited balance sheet of the Company as of March 31, 2007 and the associated consolidating schedules for the U.S. Government Business and the Other Businesses contained in the Financial Statements (but in any case in accordance with GAAP), except as set forth in Schedule 1.1(e).
     “Transition Restructuring Costs” means costs and expenses reasonably incurred in connection with the planning and/or execution of the separation of Newco from the Company pursuant to the transition of (a) services to be provided to Newco under the relevant Transition Services Agreement by the Company to the provision of such services by Newco or a third-party service provider and (b) services to be provided to the Company under the relevant Transition Services Agreement by Newco to the provision of such services by the Company or a third-party service provider, including any internal restructuring of the Company and the Company Subsidiaries, termination of personnel, revision to or termination of third party agreements, segregation and migration of historical data, transfer of records, changes to systems and networks including changes relating to the separate IT environment, cooperation with and assistance to third-party consultants, post-transition elimination of or modification to changes implemented to facilitate the provision of services under the Transition Services Agreements and costs and expenses incurred in connection with establishing the special purpose vehicle in accordance with Section 2.05(c) of the Spin Off Agreement, in each case, whether incurred prior to, on or following the Closing.
     “Transition Services Agreements” shall have the meaning set forth in the Spin Off Agreement.
     “U.S. Government Business” means the businesses, activities and operations of the Company and its Subsidiaries on or prior to the Closing Date to the extent such businesses,

activities and operations constitute Company Services (as defined in the Spin Off Agreement) or Company Excepted Services (as defined in the Spin Off Agreement).
     “Voting Shares” means the Company Common Shares and the Company Class B Common Shares.
     “WARN” means the Worker Adjustment and Retraining Notification Act, as amended.
     (b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Acceleration	2.1(a	)
Acceleration Exercise Price	1.1(a	)
Acceptable Debt Financing	8.7(a	)
Accounting Firm	3.7(e	)
Acquisition Proposal	1.1(a	)
Additional Cash Contribution	1.1(a	)
Additional Exchange Agreements	1.1(a	)
Additional Rolling Stockholder Exchange Agreements	1.1(a	)
Affiliate	1.1(a	)
Aggregate Acceleration Exercise Price	1.1(a	)
Aggregate Class B Stock Consideration	1.1(a	)
Aggregate Consideration	3.3(a	)
Aggregate Shadow Stock Deductions	3.5(b	)
Aggregate Stock Right Deductions	3.3(b	)
Agreement	Preamble
Alternative Financing	8.7(d	)
Ancillary Agreements	1.1(a	)
Antitrust Conditions	8.2(e	)
Antitrust Division	8.2(a	)
Antitrust Laws	1.1(a	)
Applicable Stock Right Deduction	3.3(b	)
Applicable Prepayment Percentage	1.1(a	)
Basket	11.1(c	)
BAH Sweden	Recitals
BASP	Recitals
Business Day	1.1(a	)
Buyer	Preamble
Buyer Entity Securities	5.6(e	)
Buyer Expenses	12.2(b)(iii	)
Buyer Indemnified Parties	10.1(a	)
Buyer Material Adverse Effect	1.1(a	)
Buyer Parent	Preamble
Buyer Parent Common Stock	1.1(a	)
Buyer Parent Non-Voting Common Stock	1.1(a	)
Buyer Parent Options	1.1(a	)
Buyer Parent Restricted Stock	3.3(d)(	i)

Term	Section
Buyer Parent Rollover Stock Plan	1.1(a	)
Buyer Parent Securities	1.1(a	)
Buyer Parent Special Voting Stock	1.1(a	)
Buyer Termination Fee	12.2(c)(iii	)
Cash Consideration	1.1(a	)
Certificate of Merger	2.2(b	)
Certificates	3.4(a	)
Change of Control	1.1(a	)
Claim	4.9
Claim Notice	11.2(a	)
Closing	2.2(d	)
Closing Date	2.2(d	)
Closing Date Buyer Share Number	1.1(a	)
Closing Date Indebtedness	3.7(b	)
Closing Date Working Capital	3.7(c	)
Code	1.1(a	)
Commitment Letters	8.7(b	)
Company	Preamble
Company Class A Non-Voting Common Shares	1.1(a	)
Company Class A Shares	1.1(a	)
Company Class B Common Shares	1.1(a	)
Company Class B Non-Voting Common Shares	1.1(a	)
Company Class B Shares	1.1(a	)
Company Common Shares	1.1(a	)
Company Employee	1.1(a	)
Company Intellectual Property	4.14
Company Material Adverse Effect	1.1(a	)
Company Plans	4.11(a	)
Company Recommendation	4.2
Company Securities	4.5(b	)
Company Shares	1.1(a	)
Company Stock Right	1.1(a	)
Company Stockholder Approval	4.22
Company Stockholder Meeting	6.2
Company Stockholders	1.1(a	)
Company Subsidiary	1.1(a	)
Company Termination Fee	12.2(b)(i	)
Company Transaction Expenses	1.1(a	)
Confidentiality Agreement	1.1(a	)
Contract	1.1(a	)
Contribution	Recitals
Credit Suisse	4.15(a	)
D&O Insurance	7.1(c	)
DCAA Audits	1.1(a	)
DCRIP Facility	1.1(a	)

Term	Section
Debt Commitment Deadline	8.7(b	)
Debt Commitment Letter	8.7(b	)
Debt Financing	8.7(b	)
Debt Financing Shortfall Amount	1.1(a	)
Deemed Principal Amount	1.1(a	)
Default	4.17(b	)
Deferred Obligation Amount	1.1(a	)
Deferred Payment Date	1.1(a	)
Deferred Payment Holdback	1.1(a	)
DGCL	2.2(a	)
Discretionary Rolling Stockholder Exchange Agreements	1.1(a	)
Discretionary Rolling Stockholders	1.1(a	)
Discretionary Rolling Stockholder Cap	8.9(b	)
Dissenting Shares	3.6
DPO Percentage	1.1(a	)
ECAP	6.8
Effective Time	2.2(b	)
Employment and Withholding Taxes	1.1(a	)
End Date	12.1(b)(i	)
Entry Level Rolling Stockholder	1.1(a	)
Environmental Laws	1.1(a	)
Environmental Permits	1.1(a	)
Equity Commitment Letter	5.5(a	)
Equity Financing	5.5(a	)
Equity Interest	1.1(a	)
ERISA	4.11(a	)
ERISA Affiliate	4.11(d	)
Escrow Accounts	3.8
Escrow Agent	3.8
Escrow Agreement	3.8
Escrow Amount	3.8
Escrow Percentage	1.1(a	)
Estimated Closing Date Indebtedness	3.7(a	)
Estimated NAV Transfer Amount	1.1(a	)
Estimated Pre-Closing Taxes	3.7(a	)
Estimated Restricted Cash Shortfall	3.7(a	)
Estimated Working Capital Adjustment	3.7(a	)
Excess Rolling Stockholder Rollover Share Number	8.9(a	)
Exchange Act	1.1(a	)
Exchange Agent	3.4(a	)
Exchange Agreement Cut-Off Date	8.9(a	)
Exchange Agreements	1.1(a	)
Exchange Date	Recitals
Exchange Equity	1.1(a	)

Term	Section
Exchange Fund	3.4(a	)
Exchange Ratio	3.3(d)(i	)
Exchange Shares	3.4(a	)
Exchanges	1.1(a	)
Excluded Assets	1.1(a	)
Excluded Deductions	1.1(a	)
Excluded Liabilities	1.1(a	)
Exclusivity Arrangements	4.17(c	)
Existing Credit Facilities	1.1(a	)
Existing Exchange Agreements	Recitals
Final Closing Date Indebtedness	3.7(f	)
Final NAV Transfer Amount	1.1(a	)
Final Pre-Closing Taxes	3.7(f	)
Final Restricted Cash Shortfall	3.7(f	)
Final Working Capital Adjustment	3.7(f	)
Financing Condition	8.7(c	)
Financial Statements	1.1(a	)
Follow-On Claims Amount	1.1(a	)
French Free Share Plan	1.1(a	)
French Free Share Rights	1.1(a	)
FTC	8.2(a	)
Full Cash Amount	3.3(a	)
Full Share Amount	1.1(a	)
Fully Diluted Stock Amount	1.1(a	)
Funding Consideration Schedule	3.4(b	)
GAAP	1.1(a	)
Governmental Entity	1.1(a	)
Government Contract	1.1(a	)
Government Contracting Industry	1.1(a	)
Guarantor	1.1(a	)
Guaranty	1.1(a	)
Houlihan Lokey	4.15(a	)
HSR Act	1.1(a	)
Increased Financing Costs	1.1(a	)
Indebtedness	1.1(a	)
Indemnification Available Excluded Deductions	1.1(a	)
Indemnification Sub-Limit	1.1(a	)
Indemnification Escrow Account	3.8
Indemnification Escrow Amount	3.8
Indemnification Escrow Funds	1.1(a	)
Indemnified Parties	7.1(b	)
Individual Discretionary Rolling Stockholder Cap	8.9(b	)
Information Circular	1.1(a	)
Initial Exchanges	Recitals
Interest Component	1.1(a	)

Term	Section
IRS	1.1(a	)
Joint Defense Agreement	8.2(b	)
Knowledge	1.1(a	)
Law	1.1(a	)
Lead Rolling Stockholder	1.1(a	)
Leased Property	4.18(a	)
Leases	4.18(a	)
Lender	8.7(b	)
Libor Floor	1.1(a	)
Lien	1.1(a	)
Losses	1.1(a	)
Material Contract	4.17(a	)
Materials of Environmental Concern	1.1(a	)
Maximum Annual Premium	7.1(c	)
Merger	2.2(a	)
Merger Consideration	1.1(a	)
Merger Rolling Stockholder	1.1(a	)
Merger Rolling Stockholder Stock	1.1(a	)
Merger Sub	Preamble
Merger Sub Share	1.1(a	)
NAV Transfer Amount	1.1(a	)
New Financing Commitments	8.7(d	)
Newco 1	Recitals
Newco 2	Recitals
Newco 3	Recitals
Newco LLC	Recitals
Newco Shares	Recitals
Notice of Dispute	3.7(d	)
Notice of Superior Proposal	6.3(b	)
Officer Retirement Policy	1.1(a	)
Option Agreement	1.1(a	)
Option Shares	1.1(a	)
Order	4.9
Organizational Documents	1.1(a	)
Other Businesses	Recitals
Other Subsidiaries	Recitals
Pending Claims Amount	1.1(a	)
Permits	4.12(b	)
Permitted Liens	1.1(a	)
Permitted Payment	1.1(a	)
Person	1.1(a	)
PLR Amount	1.1(a	)
PLR Condition	8.7(b	)
PLR Escrow Account	3.8
PLR Escrow Amount	3.9(c	)

Term	Section
PLR Request	1.1(a	)
Post-Closing Partial Period	10.2
Pre-Closing Partial Period	10.2
Pre-Closing Restructuring	1.1(a	)
Pre-Closing Taxes	1.1(a	)
Pro Rata Closing Bonus	6.8
Pro Rata ECAP Amount	6.8
Public Offering	1.1(a	)
Record Date	2.1(b	)
Representatives	6.3(a	)
Requested Discretionary Rolling Stockholder Rollover Share Number	8.9(b	)
Required Financial Information	8.7(e	)
Restricted Cash	3.7(b	)
Restricted Cash Shortfall	3.7(b	)
Retiree Medical Plan	1.1(a	)
Revolver Amount	6.6
Rolling Stockholder	1.1(a	)
Rolling Stockholder Cap	8.9(a	)
Sale	Recitals
SCAP	1.1(a	)
SEC	1.1(a	)
Securities Act	1.1(a	)
Secretary of State	2.2(b	)
Seller	1.1(a	)
Seller Representative	13.10(a	)
Senior Rolling Stockholder	1.1(a	)
Settled Claims Amount	1.1(a	)
Settled Claims Adjustment Amount	1.1(a	)
Shadow Stock Units	3.5(b	)
Shadow Stockholders	3.5(b	)
Solvency Opinion	6.11
Spin Off	Recitals
Spin Off Agreement	Recitals
Spin Off Agreement Escrow Account	3.8
Spin Off Agreement Escrow Amount	1.1(a	)
Staff Retiree Medical Policy	1.1(a	)
Stock Right Cash Amount	3.3(b	)
Stock Rights Plan	1.1(a	)
Stockholders Agreement	1.1(a	)
Subsequent Exchanges	Recitals
Subsidiary	1.1(a	)
Sufficient Ruling	3.9(a	)
Superior Proposal	1.1(a	)
Surviving Corporation	2.2(a	)

Term	Section
Tax or Taxes	1.1(a	)
Tax Accountant	10.7
Tax Returns	1.1(a	)
Termination Date	10.1(b	)
Third Party	1.1(a	)
Third Party Claim	11.2(a	)
Transaction Accounting Principles	1.1(a	)
Transactions	Recitals
Transfer Taxes	7.3
Transition Restructuring Costs	1.1(a	)
Transition Services Agreements	1.1(a	)
Unacceptable Debt Financing Term	8.7(c)(ii	)
Undisputed PLR Amount	3.9(c	)
U.S. Government Business	1.1(a	)
U.S. Government Subsidiaries	Recitals
U.S. Government Subsidiaries Securities	4.6(b	)
U.S. Shadow Stock Seller Base Payment	3.12
U.S. Shadow Stock Sellers	3.12
Valuation Opinion	6.11
Voting Shares	1.1(a	)
WARN	1.1(a	)
Working Capital Adjustment	3.7(c	)
Working Capital Escrow Account	3.8
Working Capital Escrow Amount	3.8
ARTICLE 2
THE TRANSACTIONS
     2.1 Pre-Merger Actions.
     (a) The Company shall take all action necessary to allow for (i) the acceleration of the vesting of (1) all Company Stock Rights held by Sellers other than Merger Rolling Stockholders, (2) all French Free Share Rights held by Sellers and (3) all Shadow Stock Units held by Sellers, and (ii) the exercise of all such Company Stock Rights held by Sellers other than Merger Rolling Stockholders and all such French Free Share Rights held by Sellers for Company Class A Shares in accordance with the amendment to the Stock Rights Plan effected pursuant to Section 6.5, with the actions set forth in clauses (i) and (ii) (collectively, the “Acceleration”), in each case, to occur on the Exchange Date after the effective time of the Initial Exchanges.
     (b) Prior to the Effective Time, the Company shall take all action necessary to effect the Contribution, the Sale and the Spin Off by (i) consummating the transactions contemplated by the Spin Off Agreement and (ii) delivering, or causing to be delivered to the Exchange Agent, for the benefit of the Company Stockholders as of the record date established for the Spin Off by the Board of Directors of the Company, which date shall be prior to the Exchange Date (the “Record Date”), one or more certificates representing that number of Newco Shares to be distributed in the Spin Off.

     2.2 The Merger.
     (a) At the Effective Time, Merger Sub shall be merged with and into the Company (the “Merger”) in accordance with the terms and conditions of this Agreement and the Delaware General Corporation Law (as amended, the “DGCL”), at which time the separate corporate existence of Merger Sub shall cease and the Company shall continue its existence. In its capacity as the corporation surviving the Merger, this Agreement sometimes refers to the Company as the “Surviving Corporation”.
     (b) On the Closing Date, the Company shall file a certificate of merger (the “Certificate of Merger”) with the Delaware Secretary of State (the “Secretary of State”) in such form required by and in accordance with the DGCL in connection with the Merger. The Merger shall become effective on the date and at the time when the Certificate of Merger is duly filed with and accepted by the Secretary of State, or at such later date and time as is agreed upon by the parties and specified in the Certificate of Merger (such date and time as the Merger becomes effective is referred to herein as the “Effective Time”).
     (c) From and after the Effective Time, the Merger shall have the effects set forth in the DGCL.
     (d) The closing of the Merger (the “Closing”) shall be held at the offices of Latham & Watkins LLP, 555 Eleventh Street, NW, Washington, DC 20004 (or such other place as agreed by the parties) at 10:00 a.m., Eastern time, on the last Business Day of the calendar month that includes the second (2nd) Business Day following the day on which all of the conditions set forth in Article 9 (other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or waiver of the conditions that by their terms are to be satisfied at Closing) are satisfied or waived by the party or parties permitted to do so, unless the parties hereto agree to another date and time; provided, however, that Buyer Parent, Buyer and Merger Sub shall not be required to effect the Closing prior to the earlier of (i) the last Business Day of the calendar month which precedes the calendar month containing the first day on which the commitment of Lender to provide Debt Financing under the Debt Commitment Letter delivered pursuant to Section 8.7 no longer remains in full force and effect and (ii) the first date that is seven (7) weeks after the Debt Commitment Deadline. The date upon which the Closing occurs is hereinafter referred to as the “Closing Date”.
     2.3 Organizational Documents. At the Effective Time (a) the certificate of incorporation of the Company, in effect immediately prior to the Effective Time, shall be amended and replaced in its entirety in the form set forth on Exhibit D hereto and, as so amended, shall be the certificate of incorporation of the Surviving Corporation and (b) the Company’s by-laws in effect immediately prior to the Effective Time, shall be amended and replaced in its entirety with the by-laws of Merger Sub in effect immediately prior to the Effective Time, and as so amended, shall be the by-laws of the Surviving Corporation, in each case until amended in accordance with applicable Law; provided, however, that such by-laws shall be consistent with Section 7.1 at all relevant times.

     2.4 Directors and Officers. The Company shall (x) cause each person serving as a director of the Company immediately prior to the Effective Time to resign as a director at the Effective Time and (y) cause each Newco Employee serving as an officer of the Company immediately prior to the Effective Time to resign as an officer at the Effective Time, and from and after the Effective Time (until such time as their successors are duly elected or appointed and qualified), (A) Merger Sub’s directors immediately prior to the Effective Time shall be the Surviving Corporation’s directors and (B) other than the Newco Employees referred to in subclause (y) of this Section 2.4, the Company’s officers immediately prior to the Effective Time shall be the Surviving Corporation’s officers.
ARTICLE 3
CONVERSION OF SECURITIES AND RELATED MATTERS
     3.1 Capital Stock of Merger Sub; Buyer Parent-Owned Company Common Shares.
     (a) As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any Company Share or Merger Sub Share, each Merger Sub Share issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation.
     (b) As of the Effective Time, each Company Common Share held by Buyer Parent or any of its wholly owned Subsidiaries immediately prior to the Effective Time, shall remain outstanding and shall become that number of shares of common stock of the Surviving Corporation that bears the same ratio to the aggregate number of outstanding shares of the Surviving Corporation as the number of Company Common Shares held by such entity bore to the aggregate number of outstanding Company Class A Shares immediately prior to the Effective Time.
     3.2 Cancellation of Treasury Stock and Buyer Parent Owned Company Shares. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any Company Share or Merger Sub Share, (i) each Company Share held by the Company as treasury stock and (ii) each Company Share (other than Company Common Shares) held by Buyer Parent or any Subsidiary of Buyer Parent immediately prior to the Effective Time shall be canceled and retired, and no payment shall be made or consideration delivered or deliverable in respect thereof.
     3.3 Conversion of Company Shares. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any Company Share or Merger Sub Share:
     (a) each Company Class A Share issued and outstanding immediately prior to the Effective Time (other than (x) shares described in Section 3.1(b) or 3.3(d), (y) shares to be canceled in accordance with Section 3.2 and (z) Dissenting Shares) shall be converted into the right to receive in cash, without interest, an amount (the “Full Cash Amount”) equal to (A) (1) the sum of (x) $2,540,000,000 (the “Aggregate Consideration”), (y) the Aggregate Shadow Stock Deductions and (z) the Aggregate Stock Right Deductions minus (2) the Estimated Closing Date Indebtedness minus (3) the Estimated Restricted Cash Shortfall (which may be a negative number) minus (4) the Aggregate Class B Stock Consideration minus (5) the Undisputed PLR Amount minus (6) the Estimated Pre-Closing Taxes plus (7) the Estimated Working Capital Adjustment (which may be a negative number) divided by (B) the Fully Diluted Stock Amount; provided that such amount shall be calculated and payable in accordance with Section 3.4, 3.5, 3.7, 3.9, 3.10 or 3.11 or Articles 10 and 11, as applicable;
     (b) each Company Stock Right issued and outstanding immediately prior to the Effective Time (other than (x) Company Stock Rights described in Section 3.3(d) and (y) Company Stock Rights to be canceled in accordance with clause (ii) of Section 3.2) shall be converted into the right to receive in cash, without interest, an amount (the “Stock Right Cash Amount”) equal to (A) the Full Cash Amount minus (B) an amount (with respect to such Company Stock Right, the “Applicable Stock Right Deduction” and, together with the Applicable Stock Right Deductions for all other Company Stock Rights issued and outstanding immediately prior to the Effective Time, including Company Stock Rights described in Section 3.3(d) but excluding Company Stock Rights to be canceled in accordance with clause (ii) of Section 3.2, the “Aggregate Stock Right Deductions”) equal to the exercise price payable by the holder of such Company Stock Right for a Company Class A Share purchased under Section 14 of the Stock Rights Plan, as amended, in connection with the exercise of such Company Stock Right (regardless of whether such stock rights were then exercisable); provided that such amount shall be calculated and payable in accordance with Section 3.4, 3.5, 3.7, 3.9, 3.10 or 3.11 or Articles 10 and 11, as applicable;
     (c) each Company Class B Common Share issued and outstanding immediately prior to the Effective Time (other than (x) shares canceled in accordance with Section 3.2, (y) Dissenting Shares, and (z) shares described in Section 3.3(d)), shall be converted into the right to receive in cash, without interest, an amount equal to $0.25; provided that such amount shall be calculated and payable in accordance with Section 3.4.
     (d) notwithstanding Section 3.3(a), Section 3.3(b) and Section 3.3(c), Company Common Shares, Company Stock Rights and Company Class B Common Shares, in each case issued and outstanding immediately prior to the Effective Time (in each case, other than (x) shares to be canceled in accordance with Section 3.2 and (y) Dissenting Shares) held, in each case, by a Merger Rolling Stockholder, shall be converted as hereinafter provided in this Section 3.3(d), in the order and amounts required under this Section 3.3(d); such conversion to be as follows:
     (i) first, each Company Stock Right shall be converted into a Buyer Parent Option to purchase (on the terms and conditions set forth in the Option Agreement and the Buyer Parent Rollover Stock Plan) Option Shares, with each Buyer Parent Option entitling the holder to purchase a number of Option Shares equal to (1) the Full Cash Amount divided by (2) $100.00 (the “Exchange Ratio”) for an aggregate exercise price equal to the Applicable Stock Right Deduction for such Company Stock Right; provided, however, that Company Stock Rights with an exercise date in 2008 shall be converted into a number of shares of Class C Common Stock, par value $0.01 per share (“Buyer Parent Restricted Stock”) equal to (X) the Stock Right Cash Amount divided by (Y) $100.00; such conversion to be effected (A) starting with Company Stock Rights having the earliest grant date (excluding Company Stock Rights having an exercise date in 2008) and proceeding sequentially to subsequent tranches of Company Stock Rights in order of grant dates (excluding Company Stock Rights having an exercise date in 2008) and (B) followed by Company Stock Rights having an exercise date in 2008, until the first to occur of (x) the conversion under this Section 3.3(d)(i) of a number of Company Stock Rights equal to forty percent (40%) of the pertinent Merger Rolling Stockholder’s Full Share Amount or (y) the conversion under this Section 3.3(d)(i) of all of the Company Stock Rights held by the pertinent Merger Rolling Stockholder;
     (ii) second, a number of the pertinent Merger Rolling Stockholder’s Company Class B Common Shares equal to the number of Company Stock Rights converted into Buyer Parent Options under Section 3.3(d)(i) shall be converted, subject (in the aggregate for such Merger Rolling Stockholder) to Section 3.4(i), into shares of Buyer Parent Special Voting Stock with each Company Class B Common Share being converted into (A) a number of shares of Buyer Parent Special Voting Stock equal to the Exchange Ratio and (B) the right to receive in cash, without interest, an amount equal to $0.25 minus the aggregate par value of the shares of Buyer Parent Special Voting Stock issued in exchange therefore;
     (iii) third, if clause (x) of Section 3.3(d)(i) has not been satisfied, Company Common Shares shall, subject (in the aggregate for such Merger Rolling Stockholder) to Section 3.4(i), be converted into shares of Merger Rolling Stockholder Stock, with each Company Common Share being converted into a number of shares of Merger Rolling Stockholder Stock equal to the Exchange Ratio, until there shall have been converted under this Section 3.3(d)(iii) a number of Company Common Shares that, when added to the number of Company Stock Rights converted under Section 3.3(d)(i), is equal to forty percent (40%) of the pertinent Merger Rolling Stockholder’s Full Share Amount; such conversion to be effected starting with Company Common Shares acquired within twelve (12) months prior to the Effective Time, followed by Company Common Shares with the earliest acquisition date and proceeding sequentially to each subsequently acquired Company Common Share until such forty percent (40%) condition shall have been satisfied; and
     (iv) thereafter, all remaining, Company Stock Rights, Company Class B Common Shares and Company Common Shares issued and outstanding immediately prior to the Effective Time and held by the pertinent Merger Rolling Stockholder shall be converted into cash as provided in Section 3.3(a), 3.3(b) or 3.3(c), as applicable;
     provided, that all Buyer Parent Options, Buyer Parent Restricted Stock, Buyer Parent Special Voting Stock and Merger Rolling Stockholder Stock shall be subject to the terms and provisions of the Buyer Parent Rollover Stock Plan;
     (e) as of the Effective Time, the Stock Rights Plan shall terminate and, except as expressly agreed pursuant to this Agreement or the Exchange Agreements, any unexercised Company Class B Shares (together with the associated Company Stock Rights) shall be canceled. Prior to the Effective Time, the Company shall take all actions reasonably necessary to ensure that, after the Effective Time, no Company Stock Rights are outstanding and no Newco

Employees or Company Employees are entitled to any Company Shares under the Stock Rights Plan; and
     (f) as of the Effective Time, the French Free Share Plan shall terminate. Prior to the Effective Time, the Company shall take all actions reasonably necessary to ensure that, immediately prior to the Effective Time, no French Free Share Rights are outstanding and no Newco Employees or Company Employees are entitled to French Free Share Rights, including making any necessary amendments to the French Free Share Plan to allow the treatment of the French Free Share Rights contemplated by this Agreement or obtaining any necessary consents from the holders of French Free Share Rights.
     3.4 Exchange of Certificates; Payment Procedures.
     (a) At least ten (10) days prior to the Effective Time, the Company shall appoint a bank or trust company reasonably acceptable to Buyer as an agent (the “Exchange Agent”) for the benefit of Company Stockholders and Shadow Stockholders for the purpose of (i) exchanging, pursuant to this Article 3, certificates representing the Company Shares (the “Certificates”), (ii) distributing Cash Consideration and (iii) distributing Newco Shares in connection with the Spin Off. Immediately prior to the Effective Time, Buyer shall make available to and deposit with the Exchange Agent (1) an amount sufficient to permit the Exchange Agent to pay the Aggregate Consideration to be paid in respect of Company Shares and Shadow Stock Units (other than Shadow Stock Units held by U.S. Shadow Stock Sellers) pursuant to this Article 3 less the sum of (I) the Escrow Amount plus (II) the Debt Financing Shortfall Amount, (2) a certificate or certificates representing the shares of Merger Rolling Stockholder Stock, Buyer Parent Special Voting Stock or Buyer Parent Restricted Stock (the “Exchange Shares”) issuable in exchange for Company Shares pursuant to this Article 3, and (3) Option Agreements, executed by Buyer Parent, with respect to the Buyer Parent Options issuable in exchange for Company Stock Rights pursuant to this Article 3 (the “Exchange Fund”), and except as contemplated by Section 3.4(e), Section 3.4(g) or Section 3.6, the Exchange Fund shall not be used for any other purpose. Buyer shall deposit into the Exchange Fund from time to time any additional Cash Consideration necessary for payments in lieu of fractional Buyer Parent Securities pursuant to Section 3.4(i). The Exchange Agent shall invest the Cash Consideration in the Exchange Fund as directed by the Buyer on a daily basis. Any interest and other income resulting from such investments shall be paid to the Surviving Corporation. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt payments of the Cash Consideration as contemplated hereby, Buyer or the Surviving Corporation shall promptly replace or restore the portion of the Exchange Fund lost through investments or other events and necessary to ensure that the Exchange Fund is, at all times, maintained at a level sufficient to make such payments.
     (b) At or prior to the Exchange Date, the Company shall prepare (in consultation and cooperation with Buyer) and deliver to Buyer a certificate (the “Funding Consideration Schedule”), which certificate shall be in form and substance reasonably acceptable to Buyer, that sets forth with respect to each Company Stockholder and Shadow Stockholder a correct and complete list of (i) all outstanding Company Common Shares, Company Class A Non-Voting Common Shares, Company Class B Common Shares and Company Class B Non-Voting Common Shares held by each such Person (as of immediately prior to each of (1) the effective time of the Exchanges, (2) the effective time of the Acceleration and (3) the Effective Time), (ii) all outstanding Company Stock Rights, including the grant date, the exercise price pursuant to Section 14 of the Stock Rights Plan and the vesting period for each such stock right, held by each such Person (as of immediately prior to each of (1) the effective time of the Exchanges, (2) the effective time of the Acceleration and (3) the Effective Time), (iii) all outstanding French Free Share Rights, including the grant date, the vesting period and the exercise price, if any, for such French Free Share Rights held by each such Person (as of immediately prior to the Acceleration), (iv) all outstanding Shadow Stock Units, including the grant date, the vesting period, the Shadow Stock Vested Payment and the Shadow Stock Unexercised Payment, if any, for such Shadow Stock Units held by each such Person (as of immediately prior to the Acceleration), (v) the Acceleration Exercise Price that is payable to the Company by each such Person (as of immediately prior to the Effective Time), and (vi) the form and amount of each type of Exchange Equity, Merger Consideration and/or Cash Consideration to be issued or paid to such Person pursuant to Article 3 and Section 8.9, as the case may be. As promptly as practicable after the Effective Time but not later than three (3) Business Days thereafter, the Surviving Corporation shall send, or shall cause the Exchange Agent to send, to each record holder of Certificates and Shadow Stock Units a letter of transmittal and instructions (which shall (i) be in customary form, and (ii) in respect of holders of Certificates, specify that delivery shall be effected, and risk of loss and title shall pass, only upon delivery of the Certificates to the Exchange Agent), for use in the exchange contemplated by this Section 3.4; provided, however, that Buyer shall cooperate with the Company prior to the Effective Time to permit Company Stockholders and Shadow Stockholders the opportunity to surrender duly executed letters of transmittal at the Closing. Upon surrender of a Certificate to the Exchange Agent, together with a duly executed letter of transmittal, an acknowledgment by the holder of the appointment of the Seller Representative pursuant to Section 13.10, and such other documents as may customarily be required by the Exchange Agent, the holder shall be entitled to receive, in exchange therefor, the Merger Consideration (without any interest thereon), as provided in this Article 3 in respect of the Company Shares represented by the Certificate (and such holder’s Company Stock Rights); provided that the portion of the Cash Consideration payable pursuant to this Section 3.4(b) (after giving effect to any deductions under Section 3.4(g)) will be reduced by an amount equal to the sum of (x) such holder’s Escrow Percentage (provided that for the purposes of payments made under this Section 3.4(b) only, the Escrow Percentage of any Company Stockholder who is also a Shadow Stockholder shall be zero) of the Escrow Amount and (y) such holder’s DPO Percentage of the Debt Financing Shortfall Amount; provided, further, that (i) certificates representing Buyer Parent Restricted Stock shall be delivered to and held by the Company secretary pursuant to the Buyer Parent Rollover Stock Plan and (ii) no such certificates shall be issued or delivered prior to June 15, 2008. Cash Consideration payable to any holder of Company Shares shall be payable by wire transfer of immediately available funds to an account designated by such holder in the applicable letter of transmittal. Merger Consideration in the form of shares shall be paid by issuance of a certificate representing that number of whole shares of Merger Rolling Stockholder Stock, Buyer Parent Special Voting Stock or Buyer Parent Restricted Stock which such holder has the right to receive in respect of the Company Shares formerly represented by such Certificate (and such holder’s Company Stock Rights). Merger Consideration in the form of Buyer Parent Options shall be paid by execution by Buyer Parent and delivery of the applicable Option Agreement with respect to the applicable number of Option Shares at the applicable exercise price. Until surrendered as contemplated by this Section 3.4, each Certificate shall be deemed after the Effective Time to represent only the right to receive the applicable Merger Consideration.
     (c) From and after the Effective Time, the holders of Certificates and Shadow Stock Units shall cease to have any rights with respect to Company Shares or Shadow Stock Units, except as otherwise provided herein or by applicable Law, including the right to receive a pro rata share of amounts to be released from the Escrow Accounts to Sellers pursuant to this Agreement and paid to the Sellers pursuant to Section 3.11. As of the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the Company’s stock transfer books. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Section 3.4.
     (d) If payment of the Merger Consideration in respect of Company Shares is to be made to a Person other than the Person in whose name a surrendered Certificate is registered, it shall be a condition to such payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and, if payment of the Merger Consideration and Cash Consideration in respect of Certificates or Shadow Stock Units is to be made to a Person other than the Person in whose name such Certificate, unit or right is registered, it shall be a condition to such payment that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of such payment in a name other than that of the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Corporation or the Exchange Agent that such Taxes either have been paid or are not payable.
     (e) Upon the request of the Surviving Corporation, the Exchange Agent shall deliver to the Surviving Corporation any portion of the Merger Consideration and Cash Consideration made available to the Exchange Agent pursuant to this Section 3.4 that remains undistributed to Company Stockholders and Shadow Stockholders twelve (12) months after the Effective Time. Holders of Certificates and Shadow Stock Units who have not complied with this Section 3.4 prior to the demand by the Surviving Corporation shall thereafter look only to Buyer and the Surviving Corporation for payment of any claim to the Merger Consideration and Cash Consideration (without any interest thereon).
     (f) None of Merger Sub, Buyer Parent, Buyer, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any Person in respect of any Company Shares and Shadow Stock Units (or dividends or distributions with respect thereto) for any amounts paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.
     (g) Each of the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the Cash Consideration or amounts otherwise payable hereunder to any Person any amounts that it is required to deduct and withhold with respect to such payments or otherwise with respect to the transactions contemplated hereby under any applicable provision of federal, state, local or foreign tax Law or any Acceleration Exercise Price that is payable by such Person to the Surviving Corporation. To the extent that the Surviving Corporation or the Exchange Agent withholds such amounts with respect to a Seller and properly remits such withheld amounts to the applicable Taxing authority, such withheld amounts shall be treated as having been paid to such Seller.
     (h) If any Certificate has been or is claimed to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming that a Certificate has been lost, stolen or destroyed, and, if required by the Exchange Agent or the Surviving Corporation, the execution by any such Person of an indemnity agreement, the Exchange Agent will deliver to such Person in exchange for such lost, stolen or destroyed Certificate, the proper amount and form of the Merger Consideration.
     (i) No certificates or scrip representing fractional shares of Buyer Parent Common Stock, Buyer Parent Special Voting Stock or Buyer Parent Restricted Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to Buyer Parent Common Stock, Buyer Parent Special Voting Stock or Buyer Parent Restricted Stock shall be payable on or with respect to any fractional share and such fractional share interests will not entitle the owner thereof to any rights of a stockholder of Buyer Parent. In lieu thereof, Company Stockholders otherwise entitled to receive a fractional share of Buyer Parent Common Stock or Buyer Parent Restricted Stock shall be entitled to receive, concurrently with his or her receipt of the remainder of the applicable Merger Consideration, a cash payment equal to (i) $100.00 multiplied by (ii) the fraction of a share of Buyer Parent Common Stock or Buyer Parent Restricted Stock to which such holder was otherwise entitled.
     (j) No dividends or other distributions declared or made after the Effective Time with respect to Buyer Parent Common Stock or Buyer Parent Restricted Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Buyer Parent Common Stock or Buyer Parent Restricted Stock represented thereby unless and until the holder of such Certificate shall surrender such Certificate. Subject to the effect of escheat, Tax or other applicable Laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of Buyer Parent Common Stock or Buyer Parent Restricted Stock issued in exchange therefor, without interest, (A) concurrently with the payment of the applicable Merger Consideration, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Buyer Parent Common Stock or Buyer Parent Restricted Stock and (B) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Buyer Parent Common Stock or Buyer Parent Restricted Stock.
     3.5 Delivery of Newco Shares and Other Payments.
     (a) On or as promptly as practicable after the Closing Date, the Exchange Agent shall, in connection with the Spin Off, deliver to each Company Stockholder as of the Record Date, on behalf of Newco, a certificate representing that number of Newco Shares to be distributed to such Company Stockholder in the Spin Off.
     (b) Subject to Section 3.12, upon surrender by the Persons set forth on Section 3.5(b) of the Company Disclosure Schedule (the “Shadow Stockholders”) to the Exchange Agent of a

duly executed letter of transmittal, an acknowledgment by the Shadow Stockholder of the appointment of the Seller Representative pursuant to Section 13.10, and such other documents as may customarily be required by the Exchange Agent, such Shadow Stockholder shall be entitled to receive, in exchange therefor, an amount equal to (A) an amount equal to the Full Cash Amount multiplied by the number of units set forth for such person on Section 3.5(b) of the Company Disclosure Schedule, including both vested units and unexercised units (all such units, “Shadow Stock Units”), minus (B) an amount (together with such amounts for other Shadow Stockholders, including U.S. Shadow Stock Sellers, the “Aggregate Shadow Stock Deductions”) equal to the sum of (1) the amount set forth on Section 3.5(b) of the Company Disclosure Schedule as the “Shadow Unexercised Payment” due from such Shadow Stockholder and (2) the amount equal to such Shadow Stockholder’s “Shadow Vested Payment” due, calculated in accordance with Section 3.5(b) of the Company Disclosure Schedule, taking into account the Closing Date; provided, however, that such payment will be reduced by an amount equal to the sum of (x) such Shadow Stockholder’s Escrow Percentage of the Escrow Amount and (y) such Shadow Stockholder’s DPO Percentage of the Debt Financing Shortfall Amount; provided, further, that such amount shall be calculated and payable in accordance with Section 3.4, 3.5, 3.7, 3.9, 3.10 or 3.11 or Articles 10 and 11, as applicable. Such amounts payable to such Shadow Stockholder pursuant to this Section 3.5 shall be payable by wire transfer of immediately available funds to an account designated by such holder in the applicable letter of transmittal. Until the letter of transmittal is surrendered as contemplated by Section 3.4, each Shadow Stock Unit shall be deemed after the Effective Time to represent only the right to receive the applicable Cash Consideration in accordance with Sections 3.4 and 3.5.
     (c) Notwithstanding anything to the contrary in this Agreement, the amounts payable under Section 3.4 or this Section 3.5 shall not be considered Indebtedness or any other liability of the Company for purposes of Section 3.7.
     (d) As of the Effective Time, the Shadow Stock program shall terminate. Prior to the Effective Time, the Company shall take all actions reasonably necessary to ensure that, after the Effective Time, no Shadow Stock Units are outstanding and no Newco Employees or Company Employees are entitled to Shadow Stock Units, including making any necessary amendments to the Shadow Stock program to allow the treatment of the Shadow Stock Units contemplated in this Agreement or obtaining any necessary consents from the Shadow Stockholders.
     3.6 Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, Company Shares that are outstanding immediately prior to the Effective Time and which are held by Persons who shall have properly demanded in writing appraisal for such shares in accordance, and who comply in all respects, with Section 262 (or any successor provision) of the DGCL (the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration as provided hereunder and shall only be entitled to such rights and consideration as are granted by Section 262 (or any successor provision) of the DGCL. Such Persons shall be entitled to receive payment of the appraised value of such Company Shares in accordance with the provisions of Section 262 (or any successor provision) of the DGCL, except that all Dissenting Shares held by Persons who shall have failed to perfect or who effectively shall have withdrawn or lost their right to appraisal of such shares under Section 262 (or any successor provision) of the DGCL shall thereupon be deemed to have been converted into the right to receive the Merger Consideration pursuant to Article 3 hereof as of the

Effective Time or the occurrence of such failure, withdrawal or loss, whichever occurs later. The Company shall give Buyer (i) prompt notice of any demands for appraisal received by the Company, any attempted withdrawals of such demands and any other instruments relating to stockholders’ rights of appraisal under the DGCL, in each case, received by the Company, and (ii) the opportunity to participate in negotiations and proceedings with respect to demands for appraisal. The Company shall not, without the prior written consent of Buyer, voluntarily make any payment with respect to, or settle, or offer or agree to settle, any such demand. Any portion of the Merger Consideration made available to the Exchange Agent in respect of Company Shares for which appraisal rights have been perfected shall be returned to Buyer upon demand.
     3.7 Aggregate Consideration Adjustments.
     (a) Not less than ten (10) Business Days prior to Closing, the Company shall prepare (in consultation and cooperation with Buyer) and deliver to Buyer a certificate that sets forth the Company’s good faith estimate (together with reasonably detailed back-up data to support such estimate) of (i) the Closing Date Indebtedness, which estimate shall adjust automatically without any further action required by the Parties hereto prior to the Effective Time if necessary to reflect the Revolver Amount applicable to any Existing Credit Facility to the extent included in the Excluded Liabilities (such estimate, the “Estimated Closing Date Indebtedness”), (ii) the Working Capital Adjustment (such estimate, the “Estimated Working Capital Adjustment”), (iii) the Restricted Cash Shortfall (such estimate, the “Estimated Restricted Cash Shortfall”) and (iv) the Pre-Closing Taxes, which amount may not be less than zero (such estimate, which shall state the amount of Indemnification Available Excluded Deductions taken into account in such estimate and shall include a copy of the Valuation Opinion referred to in Section 10.6, the “Estimated Pre-Closing Taxes”). Subject to the remainder of this Section 3.7, the Estimated Closing Date Indebtedness, the Estimated Working Capital Adjustment, the Estimated Pre-Closing Taxes and the Estimated Restricted Cash Shortfall shall be determined and prepared in accordance with the methodologies for preparing the Final Closing Date Indebtedness, the Final Working Capital Adjustment, the Final Pre-Closing Taxes and the Final Restricted Cash Shortfall.
     (b) Within ninety (90) days following the Closing, the Surviving Corporation shall prepare and deliver to the Seller Representative a statement setting forth the Surviving Corporation’s calculation of (i) the Closing Date Indebtedness, (ii) the Restricted Cash Shortfall and (iii) the Pre-Closing Taxes. “Closing Date Indebtedness” means the Indebtedness of the Company, the U.S. Government Subsidiaries and any other Company Subsidiary as of the Closing on a consolidated basis, in each case solely to the extent not included in the Assumed Liabilities, after giving effect to the Contribution, the Sale and the Spin Off but without giving effect to the Financing or Alternative Financing, all as determined and prepared in accordance with the Transaction Accounting Principles. The “Restricted Cash Shortfall” means an amount (which may be a positive or negative number) equal to bonus payments accrued or deemed to accrue as of the Closing Date pursuant to Section 6.8, together with all amounts accrued or deemed to accrue as of the Closing Date under the Company’s ECAP for all prior periods pursuant to Section 6.8, all related fringe benefit amounts and all Employment and Withholding Taxes in respect of the foregoing, in each case solely to the extent not included in the Assumed Liabilities, minus the amount (the “Restricted Cash”) of cash on hand in bank accounts (reduced by the amount of outstanding checks and other negotiable instruments) located within the United

States of, and immediately available to, the Company to the extent included in Excluded Assets as of the Closing, after giving effect to the Contribution, the Sale and the Spin Off but without giving effect to the Financing or Alternative Financing, all as determined in accordance with the Transaction Accounting Principles. For purposes of determining the Estimated Restricted Cash Shortfall, Restricted Cash will exclude any estimate of any payments pursuant to the Spin Off Agreement as a result of Estimated NAV Transfer Amount exceeding the Final NAV Transfer Amount. For purposes of determining the Final Restricted Cash Shortfall, Restricted Cash will be deemed to include the amount of any payment made pursuant to the Spin Off Agreement as a result of Estimated NAV Transfer Amount exceeding the Final NAV Transfer Amount. During such ninety (90)-day period, Seller Representative shall provide the Surviving Corporation reasonable access to the Seller Representative’s personnel, auditors, properties, and records relevant to the calculation of the Closing Date Indebtedness and the Restricted Cash Shortfall (subject to the execution of customary work paper access letters if requested).
     (c) Within ninety (90) days following the Closing, Surviving Corporation shall prepare and deliver to Seller Representative a statement setting forth the Surviving Corporation’s calculation of the Working Capital Adjustment. The “Working Capital Adjustment” means an amount (which amount may be positive or negative) equal to the Closing Date Working Capital minus the applicable target Closing Date Working Capital set forth on Schedule 1.1(e). “Closing Date Working Capital” means (i) the assets set forth on Schedule 1.1(e) to the extent included in the Excluded Assets as of the Effective Time, minus (ii) the liabilities of the Company and the Company Subsidiaries set forth on Schedule 1.1(e) and liabilities for Company Transaction Expenses, in each case, to the extent not included in the Assumed Liabilities, as of the Effective Time, after giving effect to the Contribution, the Sale and the Spin Off but without giving effect to the Financing or Alternative Financing (except with respect to the Increased Financing Costs) and as determined and prepared in accordance with the Transaction Accounting Principles and minus (iii) the estimated Accrued Liability Amounts determined pursuant to Section 4.4 of the Employee Matters Agreement. For the avoidance of doubt, the assets and liabilities taken into account in calculating the Closing Date Working Capital shall not include (i) Restricted Cash or assets relating to the NAV Transfer Amount or (ii) Indebtedness, liabilities relating to the NAV Transfer Amount or liabilities included in the calculation of the Restricted Cash Shortfall, respectively. Notwithstanding anything to the contrary in this Agreement, liabilities or obligations with respect to which checks or other negotiable instruments are outstanding shall be excluded from the calculation of Closing Date Indebtedness, Restricted Cash Shortfall, Pre-Closing Taxes, and Closing Date Working Capital to the extent the amounts of such checks and other negotiable instruments have reduced Restricted Cash in the calculation of the Restricted Cash Shortfall.
     (d) The Seller Representative shall have thirty (30) days following receipt of the statement referred to in Section 3.7(b) and Section 3.7(c), respectively, to deliver to Surviving Corporation a written notice (a “Notice of Dispute”) that the Seller Representative disputes Surviving Corporation’s calculation of any of the amounts or any portion of the amounts set forth in the applicable statement, which Notice of Dispute shall set forth in reasonable detail the basis for each element of such dispute; provided that any such Notice of Dispute must be limited to one or more allegations that the statement referred to in Section 3.7(b) or Section 3.7(c), as the case may be, (i) contained mathematical errors or (ii) was not prepared in accordance with Section 3.7(b) or Section 3.7(c), as applicable. If the Seller Representative does not deliver a

Notice of Dispute on or before the expiration of the applicable thirty (30)-day period (or if the Seller Representative notifies Surviving Corporation in writing that there is no such dispute), the calculations prepared by Surviving Corporation shall be deemed to be final, binding and conclusive (provided that the calculation of Pre-Closing Taxes will be deemed final solely for purposes of this Section 3.7). In the event the Seller Representative delivers a Notice of Dispute with respect to only certain of the amounts or certain portions of the amounts set forth in the applicable statement but not others, then any undisputed amount or portion thereof shall be deemed to be final, binding and conclusive. In the event the Seller Representative delivers a Notice of Dispute to Surviving Corporation, then the Seller Representative and Surviving Corporation shall cooperate in good faith to resolve any such dispute as promptly as possible. During the aforementioned thirty (30)-day periods, Surviving Corporation shall provide the Seller Representative reasonable access to Surviving Corporation’s personnel, properties and records relevant to the calculation of the Working Capital Adjustment, the Closing Date Indebtedness, Pre-Closing Taxes and the Restricted Cash Shortfall, as applicable (subject to the execution of customary work paper access letters if requested).
     (e) In the event that Surviving Corporation and the Seller Representative are unable to resolve all such disagreements on or before the thirtieth (30th) calendar day following the delivery of the last received Notice of Dispute, Surviving Corporation and the Seller Representative shall retain a nationally recognized independent public accounting firm upon whom Surviving Corporation and the Seller Representative mutually agree (such accounting firm being referred to as the “Accounting Firm”), to resolve all such disagreements. The Accounting Firm may only resolve disagreements as to matters covered by the Notice of Dispute in accordance with Section 3.7(d). All matters not properly covered by the Notice of Dispute shall be deemed to be final, binding and conclusive (provided that the calculation of Pre-Closing Taxes will be deemed final solely for purposes of this Section 3.7). The determination by the Accounting Firm shall be final, binding and conclusive on both the Seller Representative and Surviving Corporation absent manifest error (provided that the calculation of Pre-Closing Taxes will be deemed final solely for purposes of this Section 3.7). Each of Surviving Corporation and the Seller Representative shall promptly provide their assertions regarding the Working Capital Adjustment, the Closing Date Indebtedness, the Restricted Cash Shortfall and the Pre-Closing Taxes, as the case may be, in writing to the Accounting Firm and to each other. Surviving Corporation and the Seller Representative shall each pay the fees and disbursements of their respective internal and independent accountants and other personnel incurred in the initial preparation, review and final determination of the Working Capital Adjustment, the Closing Date Indebtedness and the Restricted Cash Shortfall, as the case may be. All fees and expenses relating to the work, if any, to be performed by the Accounting Firm shall be borne pro rata as between the Seller Representative, on the one hand, and Surviving Corporation, on the other, in proportion to the allocation of the dollar value of the amounts in dispute between the Seller Representative and Surviving Corporation made by the Accounting Firm such that the party prevailing on the greater dollar value of such disputes pays the lesser proportion of the fees and expenses. The Accounting Firm shall be instructed to render its determination as soon as reasonably possible (which the parties hereto agree should not be later than ninety (90) days following the day on which the disagreement is referred to the Accounting Firm). The Accounting Firm shall conduct its determination activities in a manner wherein all materials submitted to it are held in confidence and shall not be disclosed to any Third Parties (other than any designated authorized representative of a party). The Accounting Firm shall base its determination solely on the written submissions of the parties and shall not conduct an independent investigation. The parties agree that judgment may be entered upon the determination of the Accounting Firm in any court having jurisdiction over the party against which such determination is to be enforced.
     (f) For purposes of this Agreement, (i) the “Final Working Capital Adjustment” (which amount may be a positive or negative number) shall mean the Working Capital Adjustment as finally determined in accordance with this Section 3.7, (ii) “Final Closing Date Indebtedness” shall mean the Closing Date Indebtedness as finally determined in accordance with this Section 3.7, (iii) the “Final Restricted Cash Shortfall” (which amount may be a positive or negative number) shall mean the Restricted Cash Shortfall as finally determined in accordance with this Section 3.7, and (iv) “Final Pre-Closing Taxes” shall mean the final estimation of Pre-Closing Taxes solely for purposes of, and determined in accordance with, this Section 3.7.
     (g) Upon final determination of the Final Working Capital Adjustment:
     (i) if the Final Working Capital Adjustment exceeds the Estimated Working Capital Adjustment, subject to Section 3.12, Buyer shall cause the Company to deliver the amount of such difference to the Exchange Agent to distribute to the Sellers, pro rata in accordance with their respective Escrow Percentages; or
     (ii) if the Estimated Working Capital Adjustment exceeds the Final Working Capital Adjustment, the Seller Representative and Buyer shall jointly instruct the Escrow Agent to distribute to Buyer (or at Buyer’s direction, to the Company) the amount of such difference from the Working Capital Escrow Account.
     (h) Upon final determination of the Final Closing Date Indebtedness:
     (i) if the Final Closing Date Indebtedness exceeds the Estimated Closing Date Indebtedness, the Seller Representative and Buyer shall jointly instruct the Escrow Agent to distribute to Buyer (or at Buyer’s direction, to the Company) the amount of such difference from the Working Capital Escrow Account; or
     (ii) if the Estimated Closing Date Indebtedness exceeds the Final Closing Date Indebtedness, subject to Section 3.12, Buyer shall cause the Company to deliver the amount of such difference to the Exchange Agent to distribute to the Sellers, pro rata in accordance with their respective Escrow Percentages.
     (i) Upon final determination of the Final Restricted Cash Shortfall:
     (i) if the Estimated Restricted Cash Shortfall exceeds the Final Restricted Cash Shortfall, subject to Section 3.12, Buyer shall cause the Company to deliver the amount of such difference to the Exchange Agent to distribute to the Sellers, pro rata in accordance with their respective Escrow Percentages; or
     (ii) if the Final Restricted Cash Shortfall exceeds the Estimated Restricted Cash Shortfall, the Seller Representative and Buyer shall jointly instruct the Escrow

Agent to distribute to Buyer (or at Buyer’s direction, to the Company) the amount of such difference from the Working Capital Escrow Account.
     (j) Upon final determination of the Final Pre-Closing Taxes (it being understood that such determination does not finally determine the amount of Pre-Closing Taxes for any purposes of this Agreement other than the adjustment in this Section 3.7(j)):
     (i) if the Estimated Pre-Closing Taxes exceeds the Final Pre-Closing Taxes, subject to Section 3.12, Buyer shall cause the Company to deliver the amount of such difference to the Exchange Agent to distribute to the Sellers, pro rata in accordance with their respective Escrow Percentages; or
     (ii) if the Final Pre-Closing Taxes exceeds the Estimated Pre-Closing Taxes, the Seller Representative and Buyer shall jointly instruct the Escrow Agent to distribute to Buyer (or at Buyer’s direction, to the Company) the amount of such difference from the Working Capital Escrow Account.
     (k) The payments to be made under Sections 3.7(g), (h), (i) and (j) shall only be made once all of the Final Working Capital Adjustment, the Final Closing Date Indebtedness, the Final Restricted Cash Shortfall and the Final Pre-Closing Taxes have been finally determined (and shall be made within two (2) Business Days of such time) and shall be netted against each other as appropriate. If after taking into account (i) the payments to be made under Sections 3.7(g), (h), (i) and (j), 3.9(f) and 11.8, and (ii) the Pending Claims Amount as of the date of such payments, there are funds remaining in the Working Capital Escrow Account, the Seller Representative and Buyer shall jointly instruct the Escrow Agent to release such funds to the Sellers, pro rata in accordance with their respective Escrow Percentages.
     (l) All payments under Sections 3.7(g), (h), (i), (j) and (m) shall be made, together with interest on such amount from the Closing Date to the date of payment at a per annum rate equal to the JPMorgan Chase prime rate (determined as of the Closing Date), by wire transfer of immediately available funds to an account specified in writing by the receiving party, and shall be treated as an adjustment to the purchase price for tax reporting purposes.
     (m) Notwithstanding anything to the contrary contained in this Section 3.7, if the amounts available in the Working Capital Escrow Account are insufficient to satisfy the amount payable to Buyer (or at Buyer’s direction, to the Company) under Sections 3.7(g), (h), (i) and (j), then the aggregate amount of such insufficiency (without deduction or setoff) shall be satisfied in accordance with the priority set forth in Section 11.8.
     3.8 Escrow Amount. At the Closing, Buyer shall, or shall cause Merger Sub to, deposit, by wire transfer of immediately available funds, (a) $25,000,000 (the “Indemnification Escrow Amount”) into an escrow account (the “Indemnification Escrow Account”), (b) $50,000,000 (the “Working Capital Escrow Amount”) into an escrow account (the “Working Capital Escrow Account”), (c) the PLR Escrow Amount, if any, into an escrow account (the “PLR Escrow Account”), and (d) the Spin Off Agreement Escrow Amount (together, with the Indemnification Escrow Amount, the Working Capital Escrow Amount and the PLR Escrow Amount, the “Escrow Amount”), into an escrow account (the “Spin Off Agreement Escrow

Account” and, together with the Indemnification Escrow Account, the Working Capital Escrow Account and the PLR Escrow Account, the “Escrow Accounts”), each established pursuant to the terms and conditions of an escrow agreement (the “Escrow Agreement”) among the Seller Representative, Buyer, the Company and Wells Fargo Bank, NA, as escrow agent (the “Escrow Agent”), substantially in the form and substance of Exhibit E attached hereto.
     3.9 Private Letter Ruling.
     (a) Promptly upon the issuance of any private letter ruling from the IRS in response to the PLR Request, the Company shall deliver a copy of such private letter ruling to the Seller Representative and Buyer, and representatives of the Company, the Seller Representative and Buyer shall in good faith determine (i) whether the IRS has granted (A) rulings 1, 2 and 4 as requested in the PLR Request (such rulings, collectively, a “Sufficient Ruling”), (B) ruling 3 as requested in the PLR Request and (C) ruling 5 as requested in the PLR Request and (ii) the PLR Amount.
     (b) If the parties fail promptly, and in any event within five Business Days after the private letter ruling is delivered to Buyer, to agree as to any of the determinations required pursuant to Section 3.9(a)(B) or (C), the Company, the Seller Representative and Buyer shall promptly present their dispute to the Tax Accountant for resolution in the manner set forth in Section 10.7.
     (c) If on or prior to the Closing Date (i) the IRS fails to grant the Company ruling 3 or 5, as requested in the PLR Request or (ii) the Company, the Seller Representative and Buyer do not, in good faith, agree whether the IRS has granted the Company ruling 3 or 5, as requested in the PLR Request, or otherwise disagree as to the aggregate PLR Amount (or any component thereof), and the Tax Accountant has not finally determined the PLR Amount in accordance with Sections 3.9(b) and 10.7, then (x) any amount as to which the Company, the Seller Representative and Buyer agree is included in the PLR Amount shall be the “Undisputed PLR Amount” and (y) the amount, if any, by which the PLR Amount alleged in good faith by Buyer (which shall not exceed the maximum PLR Amount contemplated in the definition of “PLR Amount” in Section 1.1(a) of this Agreement with respect to such component(s)) exceeds the Undisputed PLR Amount with respect to such component(s) shall be the “PLR Escrow Amount”; provided that, prior to the seventh (7th) Business Day before the Closing Date, if there are Indemnification Available Excluded Deductions that have not been taken into account in calculating Estimated Pre-Closing Taxes (as provided in Section 3.7(a)), the Company may elect, by written notice to Buyer, to reduce first the Undisputed PLR Amount and then the PLR Escrow Amount up to an aggregate amount equal to the product of (A) the Indemnification Available Excluded Deductions that have not been taken into account in calculating Estimated Pre-Closing Taxes and (B) 0.2732.
     (d) Promptly, and in any event within two (2) Business Days after, final determination of the PLR Amount after the Closing, the Seller Representative and Buyer shall jointly instruct the Escrow Agent (i) to distribute to Buyer (or at Buyer’s direction, to the Company) an amount equal to the excess of the finally determined PLR Amount with respect to each component over the Undisputed PLR Amount with respect to such component and (ii) to release to the Sellers, pro rata in accordance with their respective Escrow Percentages, any amounts remaining in the PLR Escrow Account after the distribution contemplated in clause (i).
     (e) All payments under Sections 3.9(d)(i) shall be made, together with interest on such amount from the Closing Date to the date of payment at a per annum rate equal to the JPMorgan Chase prime rate (determined as of the Closing Date), by wire transfer of immediately available funds to an account specified in writing by the receiving party, and shall be treated as an adjustment to the purchase price for tax reporting purposes.
     3.10 NAV Transfer Amount.
     (a) Upon final determination of the Final NAV Transfer Amount pursuant to Section 2.03(g) of the Spin-Off Agreement:
     (i) if the Final NAV Transfer Amount exceeds the Estimated NAV Transfer Amount, the Seller Representative and Buyer shall jointly instruct the Escrow Agent to distribute to Buyer (or at Buyer’s direction, to the Company) from the funds in the Spin Off Agreement Escrow Account an amount equal to such excess; or
     (ii) if the Estimated NAV Transfer Amount exceeds the Final NAV Transfer Amount, the Seller Representative and Buyer shall jointly instruct the Escrow Agent to distribute the funds remaining in the Spin-Off Agreement Escrow Account to the Sellers, pro rata in accordance with their respective Escrow Percentages, provided that the lesser of the amount of the funds remaining in the Spin-Off Agreement Escrow Account, if any, and $2,000,000 shall not be released from such escrow account.
     (b) The payments to be made under Sections 3.10(a) shall only be made once the Final NAV Transfer Amount has been finally determined under the Spin-Off Agreement (and shall be made concurrently with the payments contemplated by Section 2.03(g) and (h) of the Spin-Off Agreement). If, after giving effect to the payments to be made under Sections 3.10(a) there are funds remaining in the Spin-Off Agreement Escrow Account, such funds shall be available to satisfy (1) consent costs of Newco and the Other Subsidiaries, on the one hand, and the Company and the U.S. Government Subsidiaries, on the other hand, not taken into account in the calculation of the Final NAV Transfer Amount and the Final Working Capital Adjustment, respectively, and to be reimbursed pursuant to Section 4.2(f) of the Spin Off Agreement and (2) actual Accrued Liability Amounts and Final Liability Amounts pursuant to Section 4.4(c) of the Employee Matters Agreement. If, after giving effect to any final payment with respect to the Final Liability Amounts required pursuant to Section 4.4(c)(i) or (ii) of the Employee Matters Agreement there are funds remaining in the Spin-Off Agreement Escrow Account, the Seller Representative and Buyer shall jointly instruct the Escrow Agent to release such funds to the Sellers, pro rata in accordance with their respective Escrow Percentages.
     3.11 Deferred Payment.
     (a) On the Deferred Payment Date, Buyer shall pay to the Exchange Agent for release to the Sellers, pro rata in accordance with their respective DPO Percentages, an amount equal to the excess, if any, of (A) the Deferred Obligation Amount over (B) the Deferred Payment Holdback.

     (b) Within thirty (30) days following a Change of Control, Buyer shall pay to the Exchange Agent for release to the Sellers, pro rata in accordance with their respective DPO Percentages, an amount equal to the excess, if any, of (A) the Deferred Obligation Amount over (B) the Deferred Payment Holdback.
     (c) After any payment referred to in Sections 3.11(a) or 3.11(b), as soon as reasonably practicable after the resolution of each pending and unresolved claim included in the Pending Claims Amount, and subject to any corresponding adjustment to the Settled Claims Amount, the Settled Claims Adjustment Amount, the Deferred Obligation Amount and the Deferred Payment Holdback, Buyer shall pay to the Exchange Agent for release to the Sellers, pro rata in accordance with their respective DPO Percentages, an amount equal to the excess, if any, of (A) the Deferred Obligation Amount over (B) the Deferred Payment Holdback.
     (d) Buyer may, at its option, prepay, in whole or in part, the Deferred Obligation Amount, at any time or from time to time without penalty or premium. Buyer shall give written notice to the Seller Representative and the Exchange Agent five (5) Business Days prior to any such optional prepayment.
     (e) Within thirty (30) days following a Public Offering, Buyer shall pay to the Exchange Agent for release to the Sellers, pro rata in accordance with their respective DPO Percentages, (x) if the date of such Public Offering is prior to the Termination Date, the lesser of (1) 100% of the Deferred Obligation Amount and (2) an amount equal to (A) the Applicable Prepayment Percentage of the Debt Financing Shortfall, minus (B) the Deemed Principal Amount of any prepayments theretofore made in respect of the Deferred Obligation Amount (exclusive of prepayments under this Section 3.11(e)), plus (C) the Interest Component accreted to such date on the amount being prepaid; provided that such payment shall be reduced as necessary so that the remaining Deferred Obligation Amount shall not be less than the excess of (I) the Indemnification Sub-Limit over (II) the Settled Claims Amount; and (y) at any time on or after the Termination Date, the lesser of (1) 100% of the Deferred Obligation Amount and (2) an amount equal to (A) the Applicable Prepayment Percentage of the Debt Financing Shortfall, minus (B) the Deemed Principal Amount of any prepayments theretofore made in respect of the Deferred Obligation Amount (exclusive of prepayments under this Section 3.11(e)), plus (C) the Interest Component accreted to such date on the amount being prepaid; provided that such payment shall be reduced as necessary so that the remaining Deferred Obligation Amount shall not be less the Deferred Payment Holdback.
     (f) Neither Buyer Parent nor Buyer may pay any dividend on, or make any payment on account of the purchase, redemption, retirement or other acquisition of, any of Equity Interests of Buyer, other than Permitted Payments, unless, substantially concurrently with such dividend or payment, Buyer pays to the Exchange Agent for release to the Sellers, pro rata in accordance with their respective DPO Percentages, an amount equal to the difference of (A) the Deferred Obligation Amount, minus (B) the Deferred Payment Holdback; provided, however, that (x) if the date of such dividend or payment is prior to the Termination Date and (y) such dividend or payment is not made in connection with a leveraged recapitalization transaction, such payment to the Exchange Agent shall be reduced as necessary so that the remaining Deferred Obligation Amount shall not be less than the excess of (I) the Indemnification Sub-Limit over (II) the Settled Claims Amount.

     (g) All payments (including prepayments) made by Buyer under this Section 3.11 shall be made to the Exchange Agent in accordance with Section 3.4.
     3.12 U.S. Shadow Stock Sellers. Notwithstanding any provision herein to the contrary, with respect to each Seller who is a “United States person” as defined by Section 7701(a)(30) of the Code, who is set forth on Schedule 3.12 and who also hold Shadow Stock Units (a “U.S. Shadow Stock Seller”), no payments shall be made to such U.S. Shadow Stock Sellers with respect to their Shadow Stock Units pursuant to Section 3.5 or 3.11, no amounts shall be deposited into the Exchange Fund (pursuant to Section 3.5, 3.7 or otherwise) to make any payment to the U.S. Shadow Stock Sellers in respect of their Shadow Stock Units and no amounts shall be payable to such U.S. Shadow Stock Sellers with respect to their Shadow Stock Units pursuant to this Agreement, the Exchange Fund or the Escrow Agreement prior to January 1, 2009. Subject to the surrender by the such U.S. Shadow Stock Sellers to the Exchange Agent of a duly executed letter of transmittal, an acknowledgment by the U.S. Shadow Stock Seller of the appointment of the Seller Representative pursuant to Section 13.10, and such other documents as may customarily be required by the Exchange Agent, in each case prior to the first anniversary of the Closing Date, such U.S. Shadow Stock Sellers shall be entitled to receive, in exchange therefor, an amount equal to (A) an amount equal to the Full Cash Amount multiplied by the number of Shadow Stock Units set forth for such person on Section 3.5(b) of the Company Disclosure Schedule, including both vested units and unexercised units, minus (B) an amount equal to the sum of (1) the amount set forth on Section 3.5(b) of the Company Disclosure Schedule as the “Shadow Unexercised Payment” due from such U.S. Shadow Stock Seller and (2) the amount equal to such U.S. Shadow Stock Seller’s “Shadow Vested Payment” due, calculated in accordance with Section 3.5(b) of the Company Disclosure Schedule, taking into account the Closing Date, minus (C) an amount equal to the product of (x) the Escrow Amount and (y) such U.S. Shadow Stock Seller’s Escrow Percentage with respect to his or her Shadow Stock Units (the “U.S. Shadow Stock Seller Base Payment”); provided that such U.S. Shadow Stock Seller Base Payment will be increased by an amount equal to the interest from the Closing Date until date of payment at a per annum rate equal to JPMorgan Chase prime rate, in effect on the date of payment; provided, further, that such amount otherwise shall be calculated and payable in accordance with Section 3.4, 3.7, 3.9, 3.10, or 3.12 or Articles 10 and 11, as applicable. Such amounts payable to such U.S. Shadow Stock Seller pursuant to this Section 3.12 shall be payable by wire transfer of immediately available funds to an account designated by such holder in the applicable letter of transmittal. On or about (but not prior to) January 2, 2009, Buyer shall deposit into the Exchange Fund the Cash Consideration necessary to make the payments to the U.S. Shadow Stock Sellers pursuant to this Section 3.12. The Company shall deposit into the Exchange Funds any funds necessary to make the payments with respect to the Shadow Stock held by the U.S. Shadow Stock Sellers pursuant to Section 3.7, if any, on the later of (but not prior to) (i) January 2, 2009 and (ii) the date any amounts are deposited into the Exchange Fund with respect to the other Sellers pursuant to Section 3.7. The date of deposit of funds into the Exchange Fund shall be deemed the date of payment. Any payment to the US Shadow Stock Seller pursuant to the Section 3.7 or Escrow Agreement shall be paid to the US Shadow Stock Seller during the 2009 calendar year (and at the time payments are made to other Sellers or, if later, on the first anniversary of the Closing Date) , except for any portion of such amount that has not been released pursuant to Section 10.9 due to (i) any obligation to pay the Buyer Indemnified Parties pursuant to Article 10 and Article 11 or (ii) the assertion of a claim by the Buyer Indemnified Parties in accordance with Article 10 and Article 11 prior to such date that remain pending and unresolved on such date. Until the letter of transmittal is surrendered as contemplated by Section 3.4 and this Section 3.12, each Shadow Stock Unit shall be deemed after the Effective Time to represent only the right to receive the applicable Cash Consideration in accordance with Sections 3.4 and 3.12; and provided, further, that all payments made pursuant to this Section 3.12 shall be made during (but not prior to or after) the 2009 calendar year.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     Except as disclosed in the Company Disclosure Schedule attached hereto, the Company represents and warrants to Buyer Parent, Buyer and Merger Sub as set forth below.
     4.1 Corporate Existence and Power.
     (a) The Company is a corporation, duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, and has all corporate powers and authority required to own, lease and operate its properties and assets and to carry on its business as now conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property and assets owned, leased or operated by it or the nature of its activities makes qualification necessary, except where the failure to be so qualified or in good standing would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Buyer true and correct copies of its Organizational Documents.
     (b) The Company is not in material violation of its Organizational Documents.
     4.2 Corporate Authorization. The execution, delivery and performance by the Company of this Agreement and the Ancillary Agreements to which it is a party and the consummation by the Company of the Transactions to which it is a party are within the Company’s corporate powers. The execution, delivery and performance by the Company of this Agreement and the Ancillary Agreements to which the Company is a party and the consummation by the Company of the Transactions to which it is a party have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the Ancillary Agreements to which it is a party or to consummate the Transactions, in each case other than the Company Stockholder Approval. Subject to Section 6.3, the Board of Directors of the Company, at a meeting duly called and held, has approved and declared advisable and in the best interests of the Company Stockholders this Agreement, the Merger and the other Transactions and has resolved to recommend that the Company Stockholders vote their Voting Shares in favor of the adoption of this Agreement and approval of the Transactions to which the Company is a party, and has not subsequently rescinded or modified such approval or resolution in any way (the “Company Recommendation”), except pursuant to and in accordance with Section 6.3. This Agreement has been and each Ancillary Agreement to which the Company is a party when executed will be duly and validly executed and delivered by the Company and, assuming that this Agreement and each of the Ancillary Agreements to which it is a party constitutes the valid and binding obligation of the counterparties thereto (other than any Company Subsidiaries), constitutes or, when executed will constitute, the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).
     4.3 Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the Ancillary Agreements to which it is a party and the consummation by the Company of the Transactions will not require with respect to the Company or any Company Subsidiary any license, consent, approval, action, order, authorization, or permit of, or registration, declaration or filing with, any Governmental Entity, other than (a) the filing of the Certificate of Merger in accordance with the DGCL; (b) compliance with any applicable requirements of any Antitrust Laws; (c) such filings and approvals as may be required by any applicable state securities, “blue sky” or takeover laws; (d) compliance as necessary with National Industrial Security Program Operating Manual (NISPOM) notification requirements; (e) compliance with notice requirements under International Traffic in Arms Regulations (ITAR) and other export control Laws of the United States; (f) compliance with notification requirements in accordance with the Cost Accounting Standards (as defined in the Federal Acquisition Regulations, 48 CFR Chapter 99); and (g) other licenses, consents, approvals, actions, orders, authorizations, permits, registrations, declarations and filings which, if not obtained or made, would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. The consummation of the Merger and the other Transactions will not result in the lapse of any Permit or the breach of any authorization or right to use any Permit or other right from a Governmental Entity, in each case, that constitutes an Excluded Asset, except where such lapses or breaches would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.
     4.4 Non-Contravention. The execution, delivery and performance by the Company of this Agreement and the Ancillary Agreements to which it is a party and the consummation by the Company of the Merger and the other Transactions do not and will not (a) violate, contravene or conflict with the Organizational Documents of the Company, (b) violate, contravene or conflict with the Organizational Documents of any U.S. Government Subsidiary, (c) assuming compliance with the matters referred to in Section 4.3, violate, contravene or conflict with any provision of any Law binding upon or applicable to the Company or its Subsidiaries or by which any of the Excluded Assets is bound or affected, (d) constitute a breach of or default under (or an event that with notice or lapse of time or both would become a breach or default), require any consent or approval of, or give rise (with or without notice or lapse of time or both) to a right of termination, amendment, cancellation or acceleration under, any Contract binding upon the Company, any U.S. Government Subsidiary or any of their respective properties or assets or any other properties or assets constituting Excluded Assets, (e) result in the creation or imposition of any Lien on any Company Security or U.S. Government Subsidiary Security, or (f) result in the creation or imposition of any Lien on any Excluded Asset, other than, in the case of clauses (c), (d) and (f), any items that would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

     4.5 Capitalization.
     (a) The authorized capital stock of the Company consists solely of (w) 5,000,000 Company Common Shares, (x) 5,000,000 Company Class A Non-Voting Common Shares, (y) 4,000,000 Company Class B Common Shares and (z) 1,000,000 Company Class B Non-Voting Common Shares. As of the date hereof, (i) 1,316,992 Company Common Shares, 409,614 Company Class A Non-Voting Common Shares, 857,447 Company Class B Common Shares and 37,320 Company Class B Non-Voting Common Shares were issued and outstanding, all of which have been duly authorized and validly issued and are fully paid and nonassessable and (ii) no Company Common Shares, no Company Class A Non-Voting Common Shares, no Company Class B Common Shares and no Company Class B Non-Voting Common Shares were held by the Company in treasury. The Funding Consideration Schedule, once delivered, shall be true and correct as of the date or dates as to which it speaks, and no past or present holder of Equity Interests in the Company or any Company Subsidiary shall be entitled to any consideration in respect of Equity Interests in the Company by virtue of the transactions contemplated hereby, except (i) as set forth on the Funding Consideration Schedule or (ii) amounts to the extent, and only to the extent, paid prior to the Closing Date.
     (b) Except as set forth in this Section 4.5 or Section 4.5(b) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has issued, or reserved for issuance, any, and there are no outstanding, (i) Equity Interests of the Company, (ii) securities convertible into or exercisable or exchangeable for Equity Interests of the Company, (iii) options, warrants or other rights or commitments of any kind to acquire from the Company or any Company Subsidiary, or obligations of the Company or any Company Subsidiary to issue, transfer, or sell any Equity Interests of the Company or securities or other rights convertible into or exchangeable for Equity Interests of the Company, (iv) voting trusts, proxies or other similar agreements or understandings to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound with respect to the voting of any Equity Interests in the Company or (v) contractual obligations or commitments of any character restricting the transfer of, or requiring the registration for sale of, any Equity Interests in the Company (the items in clauses (i), (ii) and (iii) being referred to collectively as the “Company Securities”). Section 4.5(b) of the Company Disclosure Schedule sets forth a complete and correct list, as of the date hereof, of (w) all outstanding Shadow Stock Units, including the name of the holder thereof, the grant date, the vesting period, the Shadow Stock Vested Payment (as of June 30, 2008), and the Shadow Stock Unexercised Payment, if any, for such Shadow Stock Units, (x) all outstanding stock rights granted under the Stock Rights Plan, including the name of the holder, the grant date, the exercise price and the vesting period for each such stock right, and (y) all outstanding French Free Share Rights (all of which are unvested), including the name of the holder, the grant date, the vesting period and the exercise price, if any, for such French Free Share Rights. The Company terminated the SCAP and paid all benefits and other amounts payable thereunder to the participants (or other beneficiaries) in the SCAP in accordance with the SCAP on or prior to May 14, 2008 and neither the Company nor any U.S. Government Subsidiary shall have any liability or obligation to any current or former Company Employee or Newco Employee, any beneficiary thereof or any other Person under the SCAP. There are no preemptive rights existing with respect to the Equity Interests in the Company. There are no outstanding Contracts or other obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any Company Securities.

     (c) The Company has no outstanding bonds, debentures, notes or other indebtedness that have the right to vote (or which are convertible into, or exchangeable for, securities having the right to vote) on any matters on which Company Stockholders may vote.
     (d) All holders of Company Common Shares and Company Class B Common Shares (together with the associated Company Stock Rights) are currently employed by the Company or one or more of its Subsidiaries except for the shareholders that are disclosed on Section 4.5(d) of the Company’s Disclosure Schedule and those holders that leave the employ of the Company after the date hereof and prior to the Closing.
     (e) Each Seller is (i) acquiring the Buyer Parent Securities and the interest in the Escrow Amount and the Deferred Obligation Amount for investment for such stockholder’s own account, not as a nominee or agent, and not with the view to, or for resale in connection with, any distribution thereof; (ii) an “accredited investor” within the meaning of Regulation D, Rule 501(a), promulgated under the Securities Act; and (iii) sophisticated in financial matters and is able to evaluate the risks and benefits of the investment in Buyer Parent, and is able to bear the economic risks of an investment in Buyer Parent for an indefinite period and could afford a complete loss of such investment. Each Seller has been or, prior to the effective time of the Initial Exchanges, will be granted the opportunity to ask questions of, and receive answers from, representatives of the Company concerning Buyer Parent and the terms and conditions of the Transactions (including the Merger) and to obtain any additional information that such stockholder deems necessary to verify the accuracy of the information so provided. As of the effective time of the Initial Exchanges, the Company shall have made each Seller aware that (A) the Buyer Parent Securities and the interest in the Escrow Amount and the Deferred Obligation Amount are being acquired in a transaction not involving any public offering within the meaning of the Securities Act, in reliance on an exemption therefrom, (B) the Buyer Parent Securities and the interest in the Escrow Amount and the Deferred Obligation Amount have not been approved or disapproved by the Securities and Exchange Commission or by any other federal, state or foreign agency, and that no such agency has passed on the accuracy or adequacy of disclosures made to such Seller in connection with the Transactions, (C) no federal, state or foreign governmental agency has passed on or made any recommendation or endorsement of the Buyer Parent Securities or the interest in the Escrow Amount and the Deferred Obligation Amount, (D) the Buyer Parent Securities and the interest in the Escrow Amount and the Deferred Obligation Amount have not been, and will not be, registered under the Securities Act, or the securities laws of any state or foreign jurisdiction and, unless the Buyer Parent Securities and the interest in the Escrow Amount and the Deferred Obligation Amount are so registered, they may not be offered, sold, transferred or otherwise disposed of except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any applicable securities laws of any state or foreign jurisdiction, (E) such Seller’s ability to dispose of the Buyer Parent Securities and the interest in the Escrow Amount and the Deferred Obligation Amount will be subject to restrictions contained in the Articles of Incorporation and Bylaws of Buyer Parent, (F) there will not be any public trading market for Buyer Parent Securities or the interests in the Escrow Amount or the Deferred Obligation Amount and, as a result, such Seller may be unable to sell or dispose of his or her interest in Buyer Parent indefinitely and must continue to bear the economic risk of the investment in Buyer Parent, and (G) Buyer Parent shall have no obligation to register shares of Buyer Parent Securities and the interest in the Escrow Amount and the Deferred Obligation Amount.

     4.6 Subsidiaries.
     (a) Each U.S. Government Subsidiary (i) is a corporation duly incorporated and is validly existing and in good standing under the Laws of its jurisdiction of incorporation, and has all corporate powers and authority required to own, lease or operate its properties and assets and to carry on its business as now conducted, and (ii) has all governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted and is duly qualified to do business as a foreign corporation or entity and is in good standing in each jurisdiction where the character of the property and assets owned, leased or operated by it or the nature of its activities makes such qualification necessary, in each case in the foregoing clauses (i) and (ii) with exceptions which would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.
     (b) Section 4.6(b) of the Company Disclosure Schedule sets forth the name of all U.S. Government Subsidiaries and, to the extent applicable, the total number of authorized, issued and outstanding Equity Interests of each U.S. Government Subsidiary. The Company is the sole owner, beneficially and of record, of all issued and outstanding Equity Interests of each U.S. Government Subsidiary. All of the outstanding Equity Interests in each U.S. Government Subsidiary (1) have been duly authorized and validly issued and are fully paid and nonassessable, (2) are owned free and clear of any Lien, and (3) are free of any preemptive or similar right. Except as set forth in this Section 4.6 or Section 4.6(b) of the Company Disclosure Schedule, there are no (v) Equity Interests in any U.S. Government Subsidiary, (w) securities convertible into or exercisable or exchangeable for Equity Interests in any U.S. Government Subsidiary, (x) options, warrants or other rights or commitments of any kind to acquire from the Company or any Company Subsidiary, or obligations of the Company or any Company Subsidiary to issue, transfer, or sell any Equity Interests in any U.S. Government Subsidiary or securities or other rights convertible into or exchangeable or exercisable for any Equity Interests in any U.S. Government Subsidiary, (y) voting trusts, proxies or other similar agreements or understandings to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound with respect to the voting of any Equity Interests in any U.S. Government Subsidiaries or (z) contractual obligations or commitments of any character restricting the transfer of, or requiring the registration for sale of, any Equity Interests in any U.S. Government Subsidiary (the items in clauses (v), (w) and (x) being referred to collectively as the “U.S. Government Subsidiaries Securities”). There are no outstanding Contracts or other obligations of the Company or any U.S. Government Subsidiary to issue, sell, repurchase, redeem or otherwise acquire any U.S. Government Subsidiaries Securities.
     (c) The Company has made available to Buyer true and correct copies of the Organizational Documents of each of the U.S. Government Subsidiaries and no U.S. Government Subsidiary is in material violation of its Organizational Documents.
     (d) Immediately following the Spin Off and at Closing, except for the U.S. Government Subsidiaries Securities and for the equity interests set forth in Section 4.6(d) of the Company Disclosure Schedules which consist solely of common stock interests without any related additional investment, capital contribution, repurchase or other liabilities or obligations, the Company will not own, directly or indirectly, any capital stock or other ownership interest in any corporation, partnership, joint venture, limited liability company or other Person.

     (e) No U.S. Government Subsidiary has any outstanding bonds, debentures, notes or other indebtedness that have the right to vote (or which are convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of such U.S. Government Subsidiary may vote.
     4.7 Financial Statements; No Material Undisclosed Liabilities.
     (a) The Company has delivered to Buyer true and complete copies of the Financial Statements. The Financial Statements (i) have been prepared from, and are in accordance with, the books and records of the Company and the Company Subsidiaries, (ii) have been prepared in accordance with GAAP (except as may be indicated in the notes thereto) consistently applied throughout the periods covered thereby, (iii) fairly present, in all material respects, the consolidated financial position of the Company and the consolidated results of operations and cash flows of the Company for the periods then ended, and (iv) except as set forth on Section 4.7(a) of the Company Disclosure Schedule, fairly present, in all material respects, the financial position of the U.S. Government Business and the results of operations and cash flows of the U.S. Government Business for the periods then ended (in the case of clauses (iii) and (iv) of this Section 4.7(a) with respect to any unaudited interim financial statements, subject to normal year-end adjustments and the absence of notes).
     (b) There are no Excluded Liabilities of any kind whatsoever, whether accrued, contingent, absolute, known, unknown, determined, determinable or otherwise, other than: (i) liabilities or obligations (A) disclosed in the Financial Statements or the notes thereto or (B) not required by GAAP to be disclosed or provided for in the audited balance sheet dated as of March 31, 2007 included in the Financial Statements or in the notes thereto; (ii) liabilities or obligations that (A) were incurred after March 31, 2007 in the ordinary course of business consistent with past practice and (B) would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect; (iii) liabilities or obligations disclosed in Section 4.7(b) of the Company Disclosure Schedule; and (iv) liabilities or obligations under this Agreement or (to the extent fully paid and discharged on or prior to the Closing Date or included in the calculation of Closing Date Working Capital) incurred in connection with the Transactions.
     (c) The Company and the U.S. Government Subsidiaries have devised and maintained systems of internal accounting controls sufficient to provide reasonable assurances that, in all material respects, (i) all transactions are executed in accordance with management’s general or specific authorization, (ii) all transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and to maintain proper accountability for items, (iii) access to their property and assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate action is taken with respect to any differences.
     (d) As of March 31, 2008 the funded backlog relating to the U.S. Government Business, calculated in a manner consistent with past practice except as otherwise set forth on Section 4.7(d) of the Company Disclosure Schedule and the Company’s policies and procedures, was $1,839,700,000. All customer orders reflected in such funded backlog amount were entered into in the ordinary course of business, consistent with past practice.
     4.8 Absence of Certain Changes.
     (a) From April 1, 2007 to the date of this Agreement, the Company and each Company Subsidiary engaged in the U.S. Government Business has conducted the U.S. Government Business in the ordinary course of business consistent with past practice.
     (b) From April 1, 2007 to the date of this Agreement, neither the Company nor any Company Subsidiary has taken any action that would be prohibited by clauses (ii), (iv), (v), (vi), (viii), (ix), (x), (xi), (xii) or (with respect to such clauses) (xiii) of Section 6.1(a).
     (c) From April 1, 2007 to the date of this Agreement, there have not been any actions, events, occurrences, developments or states of circumstances or facts that would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.
     4.9 Litigation. Except as set forth in Section 4.9 of the Company Disclosure Schedule, there is no litigation, action, suit, claim, arbitration, investigation or proceeding, whether civil, criminal or administrative, by or before any Governmental Entity or any arbitral or similar body (each, a “Claim”), pending, or, to the Knowledge of the Company, threatened, against the Company or any U.S. Government Subsidiary or otherwise affecting any of the Excluded Assets that would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any U.S. Government Subsidiary nor any of the Excluded Assets nor, to the Knowledge of the Company, the Company Employees, is or are subject to any order, writ, judgment, injunction, decree, settlement, determination or award by or of any Governmental Entity or any arbitral or similar body (an “Order”) which would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.
     4.10 Taxes. Except as would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, (a) all Tax Returns required to be filed with any taxing authority by, or with respect to, the Company and the Company Subsidiaries have been timely filed in accordance with all applicable Laws and such Tax Returns are true, correct and complete in all respects; (b) the Company and the Company Subsidiaries have timely paid all Taxes due and payable (other than Taxes that are being contested in good faith and for which adequate reserves are reflected in the Financial Statements); (c) as of the date of this Agreement, there is no action, suit, proceeding, audit or claim by any Governmental Entity with respect to Taxes pending or proposed in writing against the Company or any Company Subsidiary; (d) neither the Company nor any U.S. Government Subsidiary is party to, bound by or has any obligation under, any tax sharing Contract or any tax-indemnification Contract other than (i) the Spin Off Agreement and (ii) customary commercial Contracts entered into in the ordinary course of business and not primarily related to Tax matters; (e) there are no Liens with respect to Taxes on any of the Excluded Assets other than with respect to Taxes not due and payable; (f) neither the Company nor any of the Company Subsidiaries (other than the Other Subsidiaries) will be required to include amounts in income, or exclude items of deduction, in a taxable period beginning after the Closing Date as a result of (1) a change in method of accounting occurring prior to the Closing Date, (2) an installment sale or open transaction arising in a taxable period (or portion thereof) ending on or before the Closing Date, or (3) deferred gains or prepaid income arising from a transaction prior to the Closing Date; (g) all Taxes required to be withheld, collected or deposited by or with respect to the Company and each of the Company Subsidiaries have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant taxing authority; (h) neither the Company nor any of the Company Subsidiaries has engaged in any transaction that is a listed transaction within the meaning of Section 6011 of the Code and the regulations thereunder or any type of transaction that a non-U.S. taxing authority in a jurisdiction in which the Company or such Company Subsidiary is subject to tax has determined to be a “tax shelter” or “tax avoidance transaction”; (i) neither the Company nor any of the Company Subsidiaries is responsible for the Taxes of any other Person (other than the Company or any Company Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign law) or as a transferee or successor; (j) neither the Company nor any of the Company Subsidiaries has distributed any corporation in a transaction intended to qualify under Section 355 of the Code within the past two (2) years, nor has the Company or any Company Subsidiary been distributed in a transaction intended to qualify under Section 355 of the Code within the past two (2) years; (k) neither the Company nor any of the Company Subsidiaries was a “passive foreign investment company” within the meaning of Section 1297 of the Code with respect to the tax year ended March 31, 2007; and (l) neither the Company nor any of the Company Subsidiaries has received notice in writing of any claim made by a Governmental Entity in a jurisdiction where such member does not file a Tax Return that such entity is or may be subject to taxation by such jurisdiction.
     4.11 Employee Benefits.
     (a) Section 4.11(a) of the Company Disclosure Schedule contains a list of each “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), and all stock purchase, stock option, severance, employment, termination, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation, employee loan and all other employee benefit plans, agreements, programs, policies or other arrangements sponsored or maintained by the Company or any U.S. Government Subsidiary in which any Company Employee (or any dependent or beneficiary thereof) participates or with respect to which the Company or a U.S. Government Subsidiary will have any direct or indirect liability whether contingent or otherwise as of the Effective Time (collectively, the “Company Plans”) that is subject to ERISA or material. The Company has made available to Buyer, with respect to each Company Plan that, as of the Effective Time, covers a Company Employee (or any dependent or beneficiary thereof) (i) a current, accurate and complete copy of each Company Plan and any amendments thereto (or with respect to oral Company Plans, a description thereof); (ii) the most recent trust agreements, insurance contracts or other funding arrangements; (iii) the most recent actuarial report and trust report for funding and financial statement purposes; (iv) the most recent Form 5500 filed with the Internal Revenue Service or any similar reports filed with governmental authorities in any non-U.S. jurisdiction having authority over any Company Plan and all schedules thereto; (v) the most recent summary plan description; (vi) the most recent determination or opinion letter issued by the Internal Revenue Service or similar approval under non-U.S. Law; and (vii) all material communications received from any Governmental Entity (including, but not limited to, the IRS, the Pension Benefit Guaranty Corporation, the Department of Labor or any other non-U.S. Governmental Entity, including a written description of any material oral communication).
     (b) Each Company Plan has been established, maintained and administered in accordance with its terms, and in compliance with the applicable provisions of ERISA, the Code and other applicable Laws, rules and regulations, except where such failure to so comply would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, and, to the Knowledge of the Company, none of the Company, any U.S. Government Subsidiary, any officer of the Company or any U.S. Government Subsidiary or any of the Company Plans which are subject to ERISA, including any trusts created thereunder or any trustee or administrator thereof, has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code, but excluding any transaction that is exempt under a statutory or administrative exemption), in each case, that would subject the Company, any U.S. Government Subsidiary or any officer of the Company or any U.S. Government Subsidiary to the Tax or penalty on prohibited transactions imposed by such Section 4975 or to any liability under Section 502(i) or 502(1) of ERISA. All contributions and premiums required to have been paid by the Company or any U.S. Government Subsidiary with respect to each Company Plan have been paid within the time period prescribed, except for such exceptions that would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.
     (c) Each Company Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter as to its qualification, and, to the Knowledge of the Company, nothing has occurred that would reasonably be expected to adversely effect such qualification.
     (d) Neither the Company nor any of the U.S. Government Subsidiaries, nor any other entity which, together with the Company or any of the U.S. Government Subsidiaries would be treated as a single employer under Section 4001 of ERISA or Section 414 (b) or (c) of the Code (an “ERISA Affiliate”) sponsors, maintains or contributes to or has in the past six (6) years sponsored, maintained, contributed to or had any liability in respect of any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA or any pension plan (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA or any Company Plan that is a defined benefit pension plan, whether or not subject to Title IV of ERISA.
     (e) As of the Effective Time, neither the Company nor any of the U.S. Government Subsidiaries has or will as a result of the consummation of the Transactions have any liability in respect of post-employment health, medical or life insurance benefits for any Company Employees, except as may be required under the Consolidated Omnibus Reconciliation Act of 1985, as amended.
     (f) No event has occurred, and, no condition exists that would, either directly or by reason of the Company’s affiliation with any of their ERISA Affiliates, subject the Company or the U.S. Government Subsidiaries to any tax, fine, lien, penalty, or other material liability imposed by ERISA, the Code, or other applicable Laws, rules and regulations.

     (g) Except as set forth in Section 4.11(g) of the Company Disclosure Schedule, the execution, delivery, and performance of this Agreement by the Company and the consummation of the Transactions will not (alone or in combination with any other event) result in an increase in the amount of compensation or benefits or the acceleration of the vesting or timing of payment of any compensation or benefits payable to or in respect of any current or former employee, officer, director or independent contractor of the Company or any of the Company Subsidiaries or any increased or accelerated funding obligation with respect to any Company Plan. No payment or deemed payment by the Company or any of the Company Subsidiaries will arise or be made as a result (alone or in combination with any other event) of the execution, delivery and performance of this Agreement by the Company, or the consummation by the Company of the Transactions, that would (x) constitute an “excess parachute payment” for purposes of Section 280G of the Code or (y) to the Knowledge of the Company, be subject to any additional taxes or interest or penalties under Section 409A of the Code.
     (h) Each “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) of the Company has been operated since January 1, 2005 in good faith compliance with Section 409A of the Code, the applicable proposed and final regulations thereunder, and any applicable IRS guidance, except for such noncompliance as would not, individually or in the aggregate, be material to the Company.
     (i) With respect to each Company Plan, no actions, suits, claims, investigations, arbitrations, litigations, audits or examinations (other than routine claims for benefits by participants and beneficiaries in the ordinary course of business) are pending or, to the Knowledge of the Company, threatened, except as would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.
     (j) Except as disclosed in Section 4.11(j) of the Company Disclosure Schedule, neither the Company nor any of the U.S. Government Subsidiaries has, or, as a result of the consummation of the Transactions, will have, any liability in respect of any Assumed Plan or Newco Plan (as such terms are defined in the Employee Matters Agreement).
     (k) No employees that are solely or primarily engaged in the U.S. Government Business are employed by or entitled to benefits under any employee benefit plan maintained or sponsored by any of the Other Subsidiaries.
     (l) Except as disclosed in Section 4.11(l) of the Company Disclosure Schedule, to the Knowledge of the Company as of the date of this Agreement, no Company Employees that are officers have given the Company notice of any intent to terminate employment with the Company prior to the Effective Time, including, but not limited to, termination due to retirement.
     (m) As of March 31, 1995, there were no retirees or inactive participants with vested rights (including, but not limited to, vested rights according to the relevant German statutory provisions and contractually vested rights) in any pension plan maintained by the Company for the benefit of the employees in Germany.
     (n) Effective on or prior to the date of this Agreement, the Company has amended its Officer Retirement Policy to require each officer to provide the Company with not less than 180 days’ prior written notice of such officer’s retirement date pursuant to the amended Officer Retirement Policy set forth in Section 4.11(n) of the Company Disclosure Schedule, and the Company has not waived any rights to such 180 day prior written notice with respect to any officer. Except as disclosed in Section 4.11(n) of the Company Disclosure Schedule, as of the date of this Agreement, no Company Stockholder has delivered any such notice.
     4.12 Compliance with Laws; Permits.
     (a) Except for matters covered by the representations and warranties in Sections 4.10, 4.11, 4.16 and 4.19, which shall be covered only by those representations and warranties, and not by this Section 4.12, neither the Company nor any U.S. Government Subsidiary is in violation of, or has violated, any applicable provisions of any Laws, except for violations which would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, since January 1, 2005 and as of the date of this Agreement, no Laws have been enacted that would reasonably be expected to require a material modification in the manner in which the U.S. Government Business is conducted as of the date of this Agreement.
     (b) The Company and each U.S. Government Subsidiary has (and has had at all times since January 1, 2005) all permits, licenses, easements, variances, exemptions, consents, certificates, approvals, authorizations of and registrations (collectively, “Permits”) with and under all Laws, and from all Governmental Entities, required for the Company and its Subsidiaries to conduct the U.S. Government Business as currently conducted, except where the failure to have the Permits would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth in Section 4.12(b) of the Company Disclosure Schedule or as would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Permits identified in the immediately preceding sentence are valid and in full force and effect, (ii) neither the Company nor any of the U.S. Government Subsidiaries is in default under, and no condition exists that with notice or lapse of time or both would constitute a default under, the Permits identified in the immediately preceding sentence and (iii) none of those Permits will be terminated or impaired or become terminable, in whole or in part, as a result of the Transactions.
     4.13 Title to Assets. Except for Intellectual Property, which shall be covered only by those representations and warranties, the Company and each U.S. Government Subsidiary has good title to, or valid and enforceable leasehold interests in, or other right to use pursuant to a valid and enforceable contractual arrangement, all of the Excluded Assets, free and clear of all Liens (other than Permitted Liens), except, in each case, as would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.
     4.14 Intellectual Property. Section 4.14 of the Company Disclosure Schedule sets forth a list of all patents and patent applications, trademark and service mark registrations and applications, copyright registrations and domain name registrations owned by the Company or a Company Subsidiary that constitute Excluded Assets. One or more of the Company and the U.S. Government Subsidiaries is the record and beneficial owner of or has a valid license or other right to use pursuant to a valid and enforceable contractual arrangement, free and clear of all Liens, except for Permitted Liens, each invention, trade dress, mask work and other semiconductor chip right, trademark, service mark, trade name, domain name or other source indicator, patent, trade secret, confidential information, data, technical information, list of suppliers, vendors, customers, distributors, and business partners, industrial design, know-how or copyright (including software) and other similar intellectual property right anywhere in the world included in the Excluded Assets (collectively, the “Company Intellectual Property”), except where failure to be the record and beneficial owner of or have the right to use such properties would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. The Company or one or more of the Company Subsidiaries uses commercially reasonable efforts and exercises reasonable care, in each case, consistent with industry practices, to protect and maintain the Company Intellectual Property that is material to the U.S. Government Business (including to maintain (A) the issuances, registrations and applications for such Company Intellectual Property and (B) the secrecy of all confidential Company Intellectual Property that derives independent economic value from being maintained in confidence). To the Knowledge of the Company, the Company Intellectual Property is not being infringed or misappropriated by any Third Party, nor, to the Knowledge of the Company, does the conduct of the U.S. Government Business infringe or otherwise conflict with the rights of any Person in respect of any intellectual property. Except as disclosed in Section 4.9 of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has received any notice of infringement of or challenge to, and there are no Claims or Orders pending or, to the Knowledge of the Company, threatened with respect to any Company Intellectual Property that would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.
     4.15 Transaction Fees; Opinions of Financial Advisors.
     (a) Except for Credit Suisse Securities (USA) LLC (“Credit Suisse”) and Houlihan, Lokey, Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey”), whose fees and expenses will be paid by the Company at or prior to Closing, there is no investment banker, financial advisor, broker, finder or other intermediary which has been retained by, or is authorized to act on behalf of, the Company or any Company Subsidiary which might be entitled to any fee or commission from the Company, Buyer Parent, Buyer, Merger Sub or any of their respective Affiliates upon consummation of the Merger or the other Transactions. The Company has heretofore furnished to Merger Sub a complete and correct copy of the engagement letters between (i) the Company and Credit Suisse and (ii) the Company and Houlihan Lokey, in each case pursuant to which such firm would be entitled to any payment relating to the Merger and the Transactions.
     (b) The Board of Directors of the Company has received the opinion of each of Credit Suisse and Houlihan Lokey, dated as of the date on which the board of directors of the Company approved this Agreement and the Merger, to the effect that, as of such date, and based upon and subject to the assumptions, limitations, qualifications and other matters stated therein, the aggregate Merger Consideration to be received by the holders of Company Shares other than Buyer Parent, Buyer, Merger Sub, the Rolling Stockholders and their respective affiliates in the Merger is fair to such holders of Company Shares from a financial point of view; provided this representation does not confer upon Buyer Parent, Buyer or Merger Sub any rights with respect to such opinions.

     4.16 Labor Matters.
     (a) Except for those Company Employees with written Contracts that provide otherwise, and that, in each case, are disclosed in Section 4.17(a) of the Company Disclosure Schedule, and except as otherwise provided by applicable Laws, each Company Employee currently employed by the Company or a U.S. Government Subsidiary is an “at will” employee (whose employment may be terminated at any time by the Company or such employee, in each case with or without reason) and has the right to work for the Company or any U.S. Government Subsidiary. The Company Stockholders that are Company Employees as of the date hereof or that will be Company Employees as of the Closing Date are listed in Section 4.16(a) of the Company Disclosure Schedule.
     (b) Except as would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the U.S. Government Subsidiaries are in compliance with all applicable Laws governing or concerning labor relations, employment, union and collective bargaining, immigration, fair employment practices, employment discrimination and harassment, terms and conditions of employment, workers’ compensation, occupational safety and health, plant closings, and wages and hours, and any other Law applicable to the Company or a U.S. Government Subsidiary including but not limited to ERISA, the Immigration Reform and Control Act of 1986, the National Labor Relations Act, the Civil Rights Acts of 1866 and 1964, the Equal Pay Act, the Age Discrimination in Employment Act, the Americans with Disabilities Act, the Family and Medical Leave Act of 1992, WARN, the Occupational Safety and Health Act, the Davis-Bacon Act, the Walsh-Healy Act, the Service Contract Act, Executive Order 11246, the Fair Labor Standards Act and the Rehabilitation Act of 1973 and all regulations under such acts.
     (c) There are no strikes, slowdowns, picketing, work stoppages, concerted refusal to work overtime, lockouts, other material labor controversies or disputes or any unfair labor practice charges pending or, to the Knowledge of the Company, threatened by or between the Company or any Company Subsidiary and any of their respective Company Employees, nor has any such controversy or dispute occurred over the last three (3) years. Neither the Company nor any U.S. Government Subsidiary has recognized a labor union or is a party to, or bound by, any collective bargaining agreement with a labor union or labor organization, nor, to the Knowledge of the Company, have there been any organizing efforts during the past three (3) years, including any petitions for a certification or unionization proceeding.
     (d) During the past three (3) years, neither the Company nor any of the Company Subsidiaries has effectuated a “plant closing” or “mass layoff” as those terms are defined in WARN or any similar state Law, affecting in whole or in part any site of employment, facility, operating unit or employee of the U.S. Government Business.
     4.17 Material Contracts; Government Contracts.
     (a) As of the date of this Agreement, Section 4.17(a) of the Company Disclosure Schedule sets forth all of the following Contracts which, except as set forth in clauses (ix), (x), (xi) and (xii) of this Section 4.17(a) and 4.17(c), constitute Excluded Assets to which the Company or any of the Company Subsidiaries is a party or by which any of their respective assets which constitute Excluded Assets are bound, in each case as amended through the date hereof (each Contract required to be set forth on such Schedule, a “Material Contract”):
     (i) Contracts that are not in the ordinary course of business and are material to the U.S. Government Business, taken as a whole;
     (ii) Contracts providing for the borrowing of money, whether as borrower or guarantor, or other Indebtedness;
     (iii) joint venture, alliance, limited liability company or partnership Contracts or other similar agreements (other than contractor teaming arrangements (as defined in FAR 9.601(2)) entered into in the ordinary course of business consistent with past practice);
     (iv) Contracts for the acquisition or sale, directly or indirectly (by merger or otherwise), of (x) material assets (whether tangible or intangible), pursuant to which a material “earn out” or similar obligation (whether absolute or contingent) is continuing or for which there is any continuing material indemnification or similar obligation or (y) Company Securities, U.S. Government Subsidiaries Securities or the equity securities of another Person;
     (v) Contracts that grant the right to use Company Intellectual Property that is material to the U.S. Government Business (other than shrink-wrap, click-wrap and off-the-shelf software licenses, and other licenses for software that is commercially available on reasonable terms to the public generally and provide for aggregate payments over the remaining term of such license of less than $5,000,000);
     (vi) any agreement or series of related agreements for the purchase by the U.S. Government Business of materials, supplies, goods, services, equipment or other assets providing for aggregate payments by the U.S. Government Business over the remaining term of such agreement or related agreements of $5,000,000 or more per annum or under which payments by the U.S. Government Business of $5,000,000 or more were made during the twelve (12)-month period ending on November 30, 2007, December 31, 2007 or March 31, 2008 (in each case applying the date set forth for the applicable agreement in Section 4.17(a)(vi) of the Company Disclosure Schedule);
     (vii) any (A) fixed price Contract with an estimated value over the term of the Contract, including base period plus priced options, of $10,000,000 or more, (B) cost reimbursement Contract with an estimated value over the term of the Contract, including base period plus priced options, of $50,000,000 or more, (C) time and materials Contract with an estimated value over the term of the Contract, including base period plus priced options, of $50,000,000 or more, (D) foreign military sales Contract with an estimated value over the term of the Contract, including base period plus priced options, of $5,000,000 or more, (E) foreign military financing Contract with an estimated value over the term of the Contract, including base period plus priced options, of $1,000,000 or more, (F) government wide access Contract with an estimated value over the term of the Contract, including base period plus priced options, of

$100,000,000 or more, or (G) Contract (other than those addressed by the preceding sub-clauses (A) — (F)) with an estimated value over the term of the Contract, including base period plus priced options, of $50,000,000 or more;
     (viii) except for any Contract (A) with an independent contractor for services rendered or to be rendered in the ordinary course of business of the U.S. Government Business and (B) with aggregate payments (including any potential severance payments) by the U.S. Government Business over the term of the Contract of $100,000 or less, each employment, severance, management consulting and other Contract involving compensation for services rendered or to be rendered, in each case extending beyond December 31, 2008;
     (ix) all Contracts and other instruments that provide for any material payment or benefit, or accelerated vesting of a material right, upon the execution hereof or the Closing or in connection with the Transactions (whether or not such Contract or instrument constitutes an Excluded Asset);
     (x) any material agreement to enter into any interest rate, derivatives or hedging transaction (whether or not such agreement constitutes an Excluded Asset);
     (xi) any agreement (whether or not such agreement constitutes an Excluded Asset) under which (A) any Person (other than the Company or any of its U.S. Government Subsidiaries) has directly or indirectly guaranteed any Excluded Liabilities in excess of $2,500,000 in the aggregate or (B) the Company or any of its U.S. Government Subsidiaries has directly or indirectly guaranteed any liabilities or obligations of any other Person (other than the Company or any of its U.S. Government Subsidiaries) in excess of $2,500,000 in the aggregate, in each case other than endorsements for the purpose of collection in the ordinary course of business; or
     (xii) Contracts with, or commitments to, Affiliates of the Company (other than U.S. Government Subsidiaries) whether or not such Contract or commitment constitutes an Excluded Asset, in each case to the extent required to be set forth in Section 4.21 of the Company Disclosure Schedule.
     (b) Except to the extent expired in accordance with its terms after the date hereof or terminated in a manner permitted by Section 6.1, each Material Contract is a valid and binding agreement of the Company or a Company Subsidiary, as the case may be, and is in full force and effect. Neither the Company nor any Company Subsidiary is, or as of the date of this Agreement, has received any notice that any other party is, in default (each, a “Default”) under any Material Contract (and no event has occurred or not occurred through the Company’s or any Company Subsidiary’s action or inaction or, to the Knowledge of the Company, through the action or inaction of any Third Parties, which with notice or the lapse of time or both would constitute or give rise to a Default), except for those Defaults which would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date of this Agreement, to the Knowledge of the Company neither the Company nor any Company Subsidiary has received written notice of the termination of, or intention to terminate, any Material Contract that would be reasonably likely to be, individually or in the aggregate, material. Complete (in all material respects) copies of each Material Contract have been made available to Buyer.
     (c) As of the date of this Agreement, neither the Company nor any Company Subsidiary is party to any Contract containing covenants that would limit in any material respect after the Effective Time the ability of Buyer Parent or any of its Subsidiaries (including the Company and the U.S. Government Subsidiaries) to (i) engage in any line of business or (ii) compete with any Person in any market or line of business (the types of limitations and rights described in clauses (i) and (ii), “Exclusivity Arrangements”, which agreements shall be Material Contracts for the purposes hereof).
     (d) During the past three (3) years: (i) neither the United States Government nor any prime contractor, subcontractor or other Person has notified the Company or any Company Subsidiaries in writing that the Company or any of the Company Subsidiaries has breached or violated any Law, regulation, certification, representation, clause, provision or requirement pertaining to any government contract or any bid for government contracts; (ii) to the Knowledge of the Company and the individuals listed on Section 4.17(d) of the Company Disclosure Schedule, no contracting officer has advised the Company in connection with any procurement evaluation that the United States Government or any prime contractor or subcontractor has issued a contractor performance assessment or past performance evaluation or assessment relating to the U.S. Government Business with a rating below Satisfactory or the equivalent of satisfactory or average under the rating system employed by such agency, prime contractor or subcontractor submitting the contractor performance assessment or past performance evaluation or assessment, (iii) neither the Company nor any Company Subsidiary nor, to the Knowledge of the Company, any of the Company Employees, is suspended or debarred, or, to the Knowledge of the Company, has been proposed for suspension or debarment, from doing business with the United States Government or is (or during such period was) the subject of a finding of nonresponsibility or ineligibility for United States Government contracting; (iv) except as set forth in Section 4.17(d) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has received written notice of the termination for default or convenience of, or, to the Knowledge of the Company, the intention or show cause to terminate for default or the intention to terminate for convenience of, any Government Contract, (v) no money due to the Company nor any Company Subsidiary pertaining to any Government Contract or any bid for government contracts has been withheld or set off nor has any claim been made to withhold or set off money, and the Company or the applicable Company Subsidiary is entitled to all progress payments received with respect thereto, (vi) to the Knowledge of the Company, no stop work order has been issued with respect to any Government Contract or any bid for government contracts, (vii) except for the DCAA Audits and as set forth in Section 4.9 of the Company Disclosure Schedule, no material cost incurred by the Company or any Company Subsidiary pertaining to any Government Contract or any bid for government contracts has been formally questioned or challenged, is the subject of any investigation or has been disallowed by any Governmental Entity, and there have not been any written notices challenging, questioning or disallowing any costs with respect to any Government Contract or any bid for government contracts to the extent that would result in (x) repayment of amounts by the Company to any of its customers pursuant to a Government Contract or (y) reductions in amounts that would otherwise reasonably have been expected to be paid to the Company by any of its customers pursuant to a Government Contract, (viii) there have not been any claims or requests for equitable adjustment by the Company or any Company Subsidiary against any Governmental Entity or any other Third Party in excess of $1,000,000 and (ix) the Company’s and the Company Subsidiaries’ actual incurred costs allocable to any Government Contract have not, nor does the Company anticipate that such actual incurred costs allocable to any Government Contract will, at the time performance of such Government Contract concluded or will conclude, exceed the price or any funding limitation applicable to such Government Contract; in each case in this Section 4.17(d), except as would not, individually or in the aggregate, reasonably be expected to materially and adversely effect the U.S. Government Business, taken as a whole.
     (e) The Company’s cost accounting system complies with the Cost Accounting Standards (as defined in the Federal Acquisition Regulations, 48 C.F.R. Chapter 99) and, during the past three (3) years, its bids for government contracts have complied with the Truth in Negotiations Act (as codified at 10 U.S.C. § 2306a and 41 U.S.C. 254b) except in each case as would not reasonably be expected to materially adversely effect the U.S. Government Business, taken as a whole.
     (f) The Company and its U.S. Government Subsidiaries maintain and possess, and will as of the Effective Time maintain and possess, facility clearances granted pursuant to the NISPOM by either the Department of Defense or such other U.S. government agencies to perform the classified Government Contracts and as otherwise reasonably necessary for the continued conduct of the U.S. Government Business, in substantially the same manner as conducted as of the date hereof. The Company and the U.S. Government Subsidiaries employ sufficient Company Employees with personal security clearances to perform the classified Government Contracts and as otherwise reasonably necessary for the continued conduct of the U.S. Government Business, in substantially the same manner as conducted as of the date hereof, including, as of May 1, 2008, 515 Company Employees with interim secret clearances, 4,190 Company Employees with secret clearances, 328 Company Employees with interim top secret clearances and 7,722 Company Employees with top secret clearances. As of May 1, 2008, 4,853 Company Employees have been granted access to Sensitive Compartmentalized Information. None of the Company, the Company Subsidiaries engaged in the U.S. Government Business, or, to the Knowledge of the Company, any employees holding personal security clearances have violated in any material respect any Law or regulation governing the safeguarding of classified information.
     4.18 Real Estate.
     (a) Section 4.18(a) of the Company Disclosure Schedule contains a true and complete list of all of the material leases and subleases in which the Company (with respect to the U.S. Government Business) or any U.S. Government Subsidiary is a tenant or subtenant as of the date hereof (the leased and subleased space or parcel of real property thereunder being, collectively, the “Leased Property”) (the “Leases”). Except as would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company (or the applicable U.S. Government Subsidiary) has good and valid title to the leasehold estate (including the right to access and use) in all the Leased Property, free and clear of any Liens against such leasehold estate (other than Permitted Liens), (ii) the Leases are valid, binding and enforceable against the Company or such U.S. Government Subsidiary and, to the Knowledge of the Company as of the date of this Agreement, the other parties to such Lease, in accordance with their terms and in full force and effect, and (iii) neither the Company (nor the applicable U.S. Government Subsidiary), nor to the Knowledge of the Company, any other party to any Lease, is in default under such Lease, and no event has occurred which, with notice or lapse of time, would constitute a breach or default by the Company (or such U.S. Government Subsidiary) under the Leases. Complete (in all material respects) copies of each Lease have been made available to Buyer.
     (b) Neither the Company nor the Company Subsidiaries owns any real property or material interest in real property (other than leasehold interests).
     4.19 Environmental. Except as would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company and each U.S. Government Subsidiary is, and at all times during the last five (5) years has been, in compliance with all applicable Environmental Laws, and possesses and complies with, and at all times during the last five (5) years, possessed and complied with, all applicable Environmental Permits required under such Laws; (ii) there are no Materials of Environmental Concern, nor has there been any release of any Materials of Environmental Concern, at or relating to any property or other facility (A) currently or previously owned or leased by the Company or any U.S. Government Subsidiary or (B) currently or previously managed or operated by the Company or any U.S. Government Subsidiary, in each case that would reasonably be expected to result in any liability under applicable Environmental Law; (iii) during the last five (5) years, neither the Company nor any U.S. Government Subsidiary has (A) received or is otherwise aware of any Claim alleging that it is in violation of or liable under any Environmental Law, (B) received a written notice of violation, notification of liability or potential liability or request for information relating to or arising out of any Environmental Law or (C) been subject to an Order, penalty or fine relating to or arising out of any Environmental Law; and (iv) neither the Company nor any of its U.S. Government Subsidiaries nor, to the Knowledge of the Company, any other Person has caused or taken any action that would reasonably be expected to result in any liability or obligation relating to the environmental conditions at, on, above, under, or about any properties or assets currently or formerly owned, leased, operated or used by the Company or any of its U.S. Government Subsidiaries or any predecessors in interest.
     4.20 Insurance. Section 4.20 of the Company Disclosure Schedule lists all insurance policies involving general errors and omissions, directors and officers coverage or environmental liabilities of the Company or any of the U.S. Government Subsidiaries in effect on the date hereof and true and correct copies of such insurance policies have been made available to Buyer. As of the date of this Agreement, there is no material claim by the Company (with respect to the U.S. Government Business) or any U.S. Government Subsidiary pending under any such insurance as to which coverage has been questioned, denied or disputed by the underwriters of such insurance. All premiums payable under such policies have been timely paid, and the Company and the U.S. Government Subsidiaries have otherwise complied fully with the terms and conditions of such policies. Such policies (or as of the Closing, other policies providing substantially similar insurance coverage) have been in effect continuously since January 1, 2004, and remain in full force and effect.
     4.21 Affiliate Transactions. Except for (i) any expense reimbursements and advances in the ordinary course of business, (ii) any employment or consulting agreement identified in the

Company Disclosure Schedule and any other employment agreement with officers other than executive officers or (iii) benefits pursuant to a Company Plan, there are no Contracts with more than $250,000 individually, or with more than $2,000,000 in the aggregate, of obligations, commitments or payments remaining between the Company or any U.S. Government Subsidiary, on the one hand, and any Company Subsidiary (other than a U.S. Government Subsidiary) or any executive officer or director of the Company or of any Company Subsidiary or any of their immediate family members (including their spouses) or any Person known by the Company to be an Affiliate of such Person, on the other hand. Each such affiliate transaction was on terms and conditions no more favorable to the U.S. Government Business than as would have been obtainable by it at the time in a comparable arms’-length transaction with a Third Party.
     4.22 Required Vote. The only vote required of the holders of any class or series of the Company’s Equity Interests necessary to adopt this Agreement and to approve the Merger and the other Transactions to which the Company is a party is the approval of at least 75% of the issued and outstanding Voting Shares, voting together as a single class (the “Company Stockholder Approval”).
     4.23 Information to Be Supplied. The Information Circular will not, at the time of the mailing thereof and at the time of the Company Stockholder Meeting and in light of the circumstances in which they are made, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any statements made or incorporated by reference in the Information Circular based on information supplied by Buyer Parent, Buyer or Merger Sub in writing specifically for inclusion or incorporation by reference therein.
     4.24 Sufficiency of Assets; Operation of the U.S. Government Business. The Excluded Assets, together with any rights provided under the Ancillary Agreements, will constitute (immediately after the Effective Time) in all material respects all of the assets, rights and properties, tangible or intangible, real or personal, of the Company and the Company Subsidiaries which are required for the operation of the U.S. Government Business, as currently operated. No Other Subsidiaries are engaged in any material respect in the operation of the U.S. Government Business, and no material Excluded Assets are owned or held by any Other Subsidiaries.
     4.25 Corrupt Practices. Except as would not be reasonably likely to be, individually or in the aggregate, material, neither the Company nor any U.S. Government Subsidiaries, nor, any director, officer, agent, employee (whether full time or contract) or other Person acting on behalf of the Company or any U.S. Government Subsidiaries has, in the course of its actions for, or on behalf of, the Company or any U.S. Government Subsidiaries (a) used or authorized the use of any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (b) offered, made or authorized any direct or indirect unlawful payment to any foreign or domestic government official or employee (whether full time or contract) from corporate funds; or (c) offered, made or authorized any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee (whether full time or contract).

     4.26 Export Licenses and Compliance.
     (a) To the Knowledge of the Company, the Company and the U.S. Government Subsidiaries have complied in all material respects with applicable U.S. export control laws, including applicable registration, record-keeping, notification, submission, and reporting requirements under U.S. export control laws and under 22 CFR Parts 122 and 124.
     (b) Section 4.26(b) of the Company Disclosure Schedule lists all material export, re-export or transshipment licenses, pending license applications, authorizations and manufacturing licenses or technical assistance agreements which are held by the Company or the U.S. Government Subsidiaries as of the date of this Agreement. Except as set forth in Section 4.26(b) of the Company Disclosure Schedule, during the last five (5) years neither the Company nor the U.S. Government Subsidiaries have in any material respect (A) exported, re-exported or transshipped (whether from the United States of America or any other country) a product, technical data or service provided, made, sold or distributed by the Company or the U.S. Government Subsidiaries without the required license or authorization for export, re-export or transshipment from the appropriate Governmental Entity, or (B) disclosed, disseminated or released to a foreign national in the United States a product, technical data or service provided, made, sold, distributed or owned by the Company or the U.S. Government Subsidiaries in a manner that required the Company or the U.S. Government Subsidiaries to obtain a license for deemed export from the United States of America without obtaining such license.
     (c) Except as disclosed in Section 4.26(c) of the Company Disclosure Schedule, there have been no voluntary disclosures made by the Company or the U.S. Government Subsidiaries, nor to the Company’s Knowledge, have there been any investigations or administrative enforcement actions, pending or in process, by the U.S. Department of State’s Directorate of Defense Trade Controls, the U.S. Department of Commerce’s Bureau of Industry and Security, or the U.S. Department of Treasury’s Office of Foreign Assets Control with respect to any exports or imports by the Company or the U.S. Government Subsidiaries in the last three (3) years.
     (d) To the Knowledge of the Company, the Company and the U.S. Government Subsidiaries have not participated directly or indirectly in any export or import transactions that involve any commodity, technical data, products or services, with a Person denied U.S. export privileges or otherwise specially designated or debarred from exporting by the United States Government, except as authorized by applicable Law or Permit.
     4.27 DCAA Audits.
     (a) Except as set forth in Section 4.27(a) of the Company Disclosure Schedule, the Company’s forward pricing and billing rates for flexibly priced Government Contracts for Company fiscal years 2005 through 2008 were below the Company’s actual incurred costs by margins sufficient to avoid (i) repayment of amounts by the Company to any of its customers pursuant to a Government Contract and (ii) reductions in amounts that would otherwise reasonably have been expected to be paid to the Company by any of its customers pursuant to a Government Contract, in each case, based upon disallowances by United States Government auditors whether asserted prior to, on or after the date hereof. The Company’s forward pricing and billing rates for Government Contracts for Company fiscal year 2009 are substantially similar to the forward pricing and billing rates included in the Company’s flexibly priced Government Contracts for Company fiscal year 2008.
     (b) Except as disclosed in Section 4.27(b) of the Company Disclosure Schedule, the disallowances of costs in the audit of the Company’s fiscal year 2005 incurred cost submission to the United States Government do not include expressly unallowable costs subject to penalties under Federal Acquisition Regulation §§ 31.110 and 42.709.
ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF BUYER PARENT, BUYER AND
MERGER SUB
     Except as disclosed in the Buyer Disclosure Schedule attached hereto, Buyer Parent, Buyer and Merger Sub, jointly and severally, represent and warrant to the Company that:
     5.1 Corporate Existence and Power.
     (a) Each of Buyer Parent, Buyer and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation and has all corporate powers and authority required to own, lease and operate its properties and assets and carry on its business as now conducted. Each of Buyer Parent, Buyer and Merger Sub is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned, leased or operated by it or the nature of its activities makes qualification necessary, except where the failure to be so qualified or in good standing would not be reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect. Each of Buyer Parent, Buyer and Merger Sub has provided to the Company true and correct copies of its Organizational Documents.
     (b) None of Buyer Parent, Buyer or Merger Sub is in material violation of its Organizational Documents.
     5.2 Corporate Authorization. The execution, delivery and performance by each of Buyer Parent, Buyer and Merger Sub of this Agreement and the Ancillary Agreements to which it is a party and the consummation by each of Buyer Parent, Buyer and Merger Sub of the Merger and the other Transactions to which it is a party are within the corporate powers of Buyer Parent, Buyer and Merger Sub, as the case may be, and have been duly and validly authorized by all necessary corporate action and, assuming the adoption of this Agreement by Buyer, in its capacity as stockholder of Merger Sub (which adoption will occur on the date of this Agreement), no other corporate proceedings on the part of Buyer Parent, Buyer or Merger Sub are necessary to authorize this Agreement, the Ancillary Agreements to which it is a party or to consummate the Transactions to which it is a party. This Agreement has been and each of the Ancillary Agreements to which it is a party when executed will be duly and validly executed and delivered by each of Buyer Parent, Buyer and Merger Sub and, assuming that this Agreement and each of the Ancillary Agreements to which it is a party constitutes the valid and binding obligation of the counterparties thereto (other than Buyer Parent, Buyer and Merger Sub), constitutes, or when executed will constitute, the legal, valid and binding obligation of Buyer

Parent, Buyer and Merger Sub, as the case may be, enforceable against Buyer Parent, Buyer and Merger Sub, as applicable, in accordance with its terms subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).
     5.3 Governmental Authorization. The execution, delivery and performance by each of Buyer Parent, Buyer and Merger Sub of this Agreement and the Ancillary Agreements to which it is a party and the consummation by Buyer Parent, Buyer and Merger Sub of the Transactions will not require with respect to Buyer Parent, Buyer or Merger Sub any license, consent, approval, action, order, authorization, or permit of, or registration, declaration or filing with, any Governmental Entity other than (a) those set forth in clauses (a) through (f) of Section 4.3 and (b) other licenses, consents, approvals, actions, orders, authorizations, permits, registrations, declarations and filings which, if not obtained or made, would not be reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect.
     5.4 Non-Contravention. The execution, delivery and performance by Buyer Parent, Buyer and Merger Sub of this Agreement and the Ancillary Agreements to which it is a party and the consummation by Buyer Parent, Buyer and Merger Sub of the Merger and the other Transactions do not and will not (a) violate, contravene or conflict with the Organizational Documents of Buyer Parent, Buyer or Merger Sub, (b) assuming compliance with the matters referred to in Section 5.3, violate, contravene or conflict with any provision of Law binding upon or applicable to Buyer Parent, Buyer or Merger Sub or by which any of their respective properties or assets is bound or affected, (c) constitute a breach or default under (or an event that with notice or lapse of time or both would be reasonably likely to become a breach or default), require any consent or approval of, or give rise (with or without notice or lapse of time or both) to a right of termination, amendment, cancellation or acceleration under, any Contract binding upon, Buyer Parent, Buyer or Merger Sub or their respective properties or assets, or (d) result in the creation or imposition of any Lien on any asset of Buyer Parent, Buyer or Merger Sub, other than, in the case of clauses (b), (c) and (d) taken together, any such items that would not be reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect.
     5.5 Financing.
     (a) As of the date of this Agreement, Buyer Parent has received an executed equity commitment letter dated the date hereof (the “Equity Commitment Letter”) from the Guarantor to provide equity financing in an aggregate amount of $1,000,000,000, subject to the terms and conditions set forth therein. A true and complete copy of the Equity Commitment Letter has been previously provided to the Company. Buyer Parent has fully paid any and all commitment fees or other fees required by the Equity Commitment Letter to be paid on or before the date hereof and will pay all additional fees as they become due. As of the date hereof the Equity Commitment Letter is valid and in full force and effect, does not contain any material misrepresentation by Buyer Parent and, to the Knowledge of Buyer Parent, no event has occurred which (with or without notice, lapse of time or both) would constitute a breach thereunder on the part of Buyer Parent, Buyer or Merger Sub. Except for the payment of customary fees, there are no conditions precedent or other contractual contingencies related to the funding of the full amounts contemplated by the equity financing arrangements contemplated by the Equity

Commitment Letter (the “Equity Financing”), other than as set forth in the Equity Commitment Letter. The aggregate proceeds contemplated by the Equity Commitment Letter, subject to obtaining the Debt Financing, together with available cash of Buyer and Merger Sub, will be sufficient for Merger Sub and the Surviving Corporation to pay the Aggregate Consideration and the fees and expenses incurred in connection with the Transactions, including the Buyer Termination Fee, if applicable. No Contract between the Guarantor and Buyer Parent or any of their respective Affiliates contains any conditions precedent or other contractual contingencies related to the funding of the full amount of the Equity Financing or any provisions that could reduce the aggregate amount of the Equity Financing set forth in the Equity Commitment Letter or the aggregate proceeds contemplated by the Equity Commitment Letter, other than as set forth in the Equity Commitment Letter. As of the date hereof, assuming the accuracy of the representations and warranties set forth in Article 4, none of Buyer Parent, Buyer or Merger Sub has any reason to believe that any of the conditions to the Equity Financing will not be satisfied or that the Equity Financing will not be available to Buyer Parent, on the Closing Date.
     (b) As of the date of execution by Buyer Parent of the Debt Commitment Letter pursuant to Section 8.7, (1) Buyer Parent shall have paid any and all commitment fees or other fees required by the Debt Commitment Letter to be paid on or before such date and will pay additional fees as they become due; (2) the Debt Commitment Letter shall be valid and in full force and effect, shall not contain any material misrepresentation by Buyer Parent and, to the Knowledge of Buyer Parent, no event shall have occurred which (with or without notice, lapse of time or both) would constitute a breach thereunder on the part of Buyer Parent, Buyer or Merger Sub; (3) except for the payment of customary fees and except as identified by Buyer Parent to the Company pursuant to Section 8.7(c), there shall be no conditions precedent or other contractual contingencies related to the funding of the full amounts contemplated by the debt financing arrangements contemplated by the Debt Commitment Letter, other than as set forth in the Debt Commitment Letter; (4) the aggregate proceeds contemplated by the Commitment Letters (taking into account the Debt Financing Shortfall Amount), together with available cash of Buyer and Merger Sub, shall be sufficient for Merger Sub and the Surviving Corporation to pay the Aggregate Consideration and the fees and expenses incurred in connection with the Transactions, including the Buyer Termination Fee, if applicable; and (5) except as identified by Buyer Parent to the Company pursuant to Section 8.7(c), neither the fee letter between Buyer Parent and Lender to be referenced in the Debt Commitment Letter nor any other Contract between the Lender and Buyer Parent or any of their respective Affiliates will contain any conditions precedent or other contractual contingencies related to the funding of the full amount of the Debt Financing or any provisions that could reduce the aggregate amount of the Debt Financing or the aggregate proceeds contemplated by the Debt Commitment Letter, other than as set forth in the Debt Commitment Letter.
     5.6 Ownership and Operations of Buyer Parent, Buyer and Merger Sub.
     (a) As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and immediately prior to the Effective Time will be, owned by Buyer.

     (b) As of the date of this Agreement, the authorized capital stock of Buyer consists of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Buyer is, and immediately prior to the Effective Time will be, owned by Buyer Parent.
     (c) The shares of Buyer Parent Common Stock, Buyer Parent Non-Voting Common Stock, Buyer Parent Restricted Stock, Buyer Parent Special Voting Stock and Merger Rolling Stockholder Stock to be issued as Exchange Equity pursuant to this Agreement or the Exchange Agreements, or in connection with the exercise of Buyer Parent Options shall have been duly authorized and when issued in the Merger or the Exchanges, or in connection with the issuance or exercise of such Buyer Parent Options, as applicable, pursuant to the terms of this Agreement or the applicable Exchange Agreement or Option Agreement will be validly issued, fully paid, non-assessable and free of preemptive rights. All other shares of Buyer Parent Common Stock to be issued on or prior to the Closing Date shall have been duly authorized and will be issued to the Guarantor or one or more of the Guarantor’s Affiliates in exchange for consideration per share no less than $100.00 and when issued will be validly issued, fully paid, non-assessable and free of preemptive rights. Except as set forth in Section 5.6(c) of the Buyer Disclosure Schedule, no other shares of Buyer Parent Non-Voting Common Stock, Buyer Parent Restricted Stock, Buyer Parent Common Stock, Buyer Parent Special Voting Stock or Merger Rolling Stockholder Stock will be issued on or prior to the Closing Date.
     (d) As of the date of this Agreement, (i) the authorized capital stock of Buyer Parent consists solely of 1,000 shares of Buyer Parent Common Stock, all of which are validly issued and outstanding, (ii) the Guarantor is the sole stockholder of Buyer Parent, and (iii) true and complete copies of the bylaws and the certificate of incorporation of Buyer Parent are included in Section 5.6(d) of the Buyer Disclosure Schedule.
     (e) Except as set forth in this Section 5.6 or in Section 5.6 of the Buyer Disclosure Schedule, and except for Buyer Parent Options, none of Buyer Parent, Buyer or Merger Sub has issued, or reserved for issuance, any, and there are no outstanding, (x) Equity Interests of Buyer Parent, Buyer or Merger Sub, (y) securities of Buyer Parent, Buyer or Merger Sub convertible into or exercisable or exchangeable for Equity Interests of Buyer Parent, Buyer or Merger Sub or (z) options, warrants or other rights to acquire from Buyer Parent, Buyer or Merger Sub, or obligations of Buyer Parent, Buyer or Merger Sub to issue, any Equity Interests of Buyer Parent, Buyer or Merger Sub or securities or other rights convertible into or exchangeable for Equity Interests of Buyer Parent, Buyer or Merger Sub (the items in clauses (x), (y) and (z) being referred to collectively as the “Buyer Entity Securities”). There are no outstanding Contracts or other obligations of Buyer Parent, Buyer or Merger Sub to repurchase, redeem or otherwise acquire any Buyer Entity Securities. Neither Buyer Parent, Buyer nor Merger Sub has any outstanding bonds, debentures, notes or other Indebtedness that have the right to vote (or which are convertible into, or exchangeable for, securities having the right to vote) on any matters on which a holder of stock in Buyer Parent, Buyer or Merger Sub may vote.
     (f) Buyer Parent was incorporated on May 12, 2008. Buyer was incorporated on May 12, 2008. Merger Sub was incorporated on May 12, 2008. Since their respective inceptions, none of Buyer Parent, Buyer or Merger Sub has engaged in any activity, other than such actions incident to (i) its organization and (ii) the preparation, negotiation and execution of this Agreement, the Ancillary Agreements, the Financing and the Transactions. None of Buyer Parent, Buyer or Merger Sub has had any operations or generated any revenues or has any liabilities other than those incurred in connection with the foregoing and in association with the Merger as provided in this Agreement.
     (g) Other than the Equity Commitment Letter, there are no Contracts or other understandings or arrangements between Buyer Parent, Buyer or Merger Sub, on the one hand, and any of their respective Affiliates, including Guarantor, on the other hand.
     5.7 Information to Be Supplied. The information supplied or to be supplied by Buyer Parent, Buyer and Merger Sub (if any) in writing specifically for inclusion or incorporation by reference in the Information Circular will, at the time of the mailing of the Information Circular and at the time of the Company Stockholder Meeting, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Buyer Parent, Buyer and Merger Sub make no representation or warranty with respect to any such statements made or incorporated by reference in the Information Circular to the extent based on information supplied by the Company or any of its Representatives for inclusion or incorporation by reference therein.
     5.8 Solvency; Surviving Corporation After the Merger. None of Buyer Parent, Buyer or Merger Sub is entering into the Transactions with the actual intent to hinder, delay or defraud either present or future creditors. Assuming that the representations and warranties of the Company contained in this Agreement are true and correct in all material respects, that the representations and warranties of the parties to the Ancillary Agreements (other than Buyer Parent, Buyer and Merger Sub) contained in the Ancillary Agreements are true and correct in all material respects, that Buyer Parent, Buyer and the Surviving Corporation will have no liability with respect to any Assumed Liabilities or any other liabilities or obligations with respect to Newco or any Other Subsidiary or Pre-Closing Taxes in excess of amounts for which indemnification can be obtained, and the opinions set forth in the Solvency Opinion to be delivered pursuant to Section 6.11 (and the assumptions underlying such opinions) are true and correct as of the effective time of the Spin Off, and after giving effect to the Merger and the other Transactions, in addition to the Financing, at and immediately after the Effective Time, each of Buyer Parent, Buyer and the Surviving Corporation (i) will be solvent (in that both the fair value of their respective assets will not be less than the sum of their respective debts and that the present fair saleable value of their respective assets will not be less than the amount required to pay the probable liability on their respective recourse debts as they mature or become due); (ii) will have adequate capital and liquidity with which to engage in their respective businesses; and (iii) will not have incurred and do not plan to incur debts beyond such Person’s ability to pay as they mature or become due.
     5.9 Vote/Approval Required. No vote or consent of the holders of any class or series of capital stock of Buyer Parent or Buyer is necessary to approve this Agreement, any Ancillary Agreement or the Merger or the other Transactions. The vote of Buyer, as the sole stockholder of Merger Sub, is the only vote or consent of the holders of any class or series of capital stock of Buyer Parent, Buyer or Merger Sub necessary to adopt this Agreement and approve any

Ancillary Agreement or the Merger or the Transactions, and Buyer will cause such vote to be obtained on the date of this Agreement promptly after the execution of this Agreement.
     5.10 Litigation. As of the date of this Agreement, there is no Claim pending, or, to the Knowledge of Buyer Parent, Buyer or Merger Sub, threatened, against or affecting Buyer Parent, Buyer or Merger Sub or against any of their respective assets, properties or employees that would be reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect, and none of Buyer Parent, Buyer or Merger Sub or any of their respective properties or assets or, to the Knowledge of Buyer Parent, Buyer or Merger Sub, employees is or are subject to any Order that would be reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect.
ARTICLE 6
COVENANTS OF THE COMPANY
     6.1 Company Interim Operations.
     (a) Except as set forth in Section 6.1 of the Company Disclosure Schedule or as otherwise contemplated or expressly permitted by this Agreement or any Ancillary Agreement, without the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), from the date hereof until the Effective Time, (x) the Company shall, and shall cause each of the Company Subsidiaries to, conduct the U.S. Government Business in all material respects in the ordinary course of business, consistent with past practice and (y) the Company shall, and shall cause the Company Subsidiaries to, use their commercially reasonable efforts to preserve intact the U.S. Government Business, the material Excluded Assets and the relationships of the U.S. Government Business with material customers and suppliers and others having material business dealings with it, and to keep available the services of the present directors, officers, Principals and significant employees of the U.S. Government Business. Without limiting the generality of the foregoing, except as set forth in Section 6.1 of the Company Disclosure Schedule or as otherwise contemplated by this Agreement or any Ancillary Agreement, from the date hereof until the Effective Time, without the prior written consent of Buyer (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not, nor shall it permit any of the Company Subsidiaries to, directly or indirectly:
     (i) amend the Organizational Documents of the Company or any U.S. Government Subsidiary;
     (ii) in respect of the Company and any U.S. Government Subsidiaries, (A) split, combine or reclassify any Company Securities or U.S. Government Subsidiaries Securities or amend the terms of any rights, warrants or options to acquire Company Securities or U.S. Government Subsidiaries Securities, (B) except for dividends or distributions to the Company or any U.S. Government Subsidiaries, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its Equity Interests or otherwise make any payments to holders of such Equity Interests in their capacities as such, or (C) except prior to the amendment of the Stock Rights Plan pursuant to Section 6.5 and as expressly required pursuant to the Stock Rights Plan, redeem, repurchase or otherwise acquire any Company Securities or

U.S. Government Subsidiaries Securities or permit any holder of a Company Stock Right to exercise such right (other than pursuant to the Acceleration);
     (iii) issue, deliver, sell, exchange, grant, pledge, encumber or transfer or authorize the issuance, delivery, sale, grant, pledge, encumbrance or transfer of, any Company Securities or U.S. Government Subsidiaries Securities (other than the exercise of Company Stock Rights listed in Section 6.1 of the Company Disclosure Schedule under the Stock Rights Plan) or name or otherwise appoint any new officers of the Company or any of the Company Subsidiaries to the extent such appointment would entitle such new officer to Company Shares;
     (iv) acquire, directly or indirectly (whether pursuant to merger, stock or asset purchase, joint venture or otherwise), in one transaction or series of related transactions any Person, any business of any Person, any Equity Interests of any Person or all or substantially all of the assets of any Person, or otherwise merge or consolidate with any other Person;
     (v) sell, lease, license, encumber or otherwise dispose of any Excluded Assets, other than (A) obsolete equipment and property no longer used in the operation of the U.S. Government Business, (B) licensing Company Intellectual Property in the ordinary course of business, consistent with past practice, and (C) assets which do not have a value of more than $1,000,000 individually or $5,000,000 in the aggregate and sold or licensed in the ordinary course of business, consistent with past practice;
     (vi) (A) except under the Existing Credit Facilities in the ordinary course of business consistent with past practice, incur any Indebtedness if such Indebtedness would constitute an Excluded Liability, or (B) issue or sell any debt securities or warrants or other rights to acquire any debt securities to the extent such debt securities would constitute Excluded Liabilities;
     (vii) (A) enter into any Exclusivity Arrangements or any affiliate transaction described in Section 4.21, or (B) enter into any Material Contract, except in the ordinary course of business consistent with past practice, or materially amend or terminate any Material Contract;
     (viii) except as required by applicable Law or the terms of any Company Plan existing as of the date of this Agreement; (A) increase the compensation or fringe benefits of any director, officer, Principal or employee of the Company (with respect to the U.S. Government Business) or any U.S. Government Subsidiary (other than increases in salary of employees who are not officers in the ordinary course of business or the payment of accrued or earned but unpaid bonuses, including for new hires and promotions), (B) grant or alter the terms of any severance, retention or termination pay or benefit to any director, officer, Principal or key employee of the Company (with respect to the U.S. Government Business) or any U.S. Government Subsidiary (other than (x) payment in the in the ordinary course of business consistent with past practice to any employee whose employment is terminated between the date hereof and the Closing Date and (y) newly hired directors, officers and Principals receiving the benefits of the Company’s standard severance plan as in effect on the date of this Agreement), (C) establish, adopt, enter into, amend or terminate any Company Plan or any Contract that would be a Company Plan if it were in existence as of the date of this Agreement, (D) transfer the employment of any Company Employee to the Other Business or transfer the employment of any employee of the Other Business to the Company or any of the U.S. Government Subsidiaries, (E) waive any notice requirement under the Officer Retirement Policy or amend its Officer Retirement Policy, or (F) except as set forth in Section 6.1 of the Company Disclosure Schedule, terminate the employment of any Company Employee that is a Company Stockholder as of the date hereof;
     (ix) change the Company’s methods of accounting in effect at March 31, 2007, except as required by changes in GAAP or U.S. Government cost accounting regulations;
     (x) (A) except for the payment of any deductible under an existing insurance policy with respect to a Claim that is being settled by such insurance company, settle, pay, compromise or discharge, any Claim (other than with respect to Tax liabilities, which are covered by clause (xi) below) that (x) requires any payment by the Company (if such payment obligation would constitute an Excluded Liability if not paid) or any U.S. Government Subsidiary in excess of $1,000,000 individually or $5,000,000 in the aggregate or (y) involves any restrictions on the conduct of the U.S. Government Business or other equitable remedies that adversely affect the U.S. Government Business or (B) forgive, settle, pay, compromise or discharge any Claim against the Company or any U.S. Government Subsidiary with respect to or arising out of the Transactions;
     (xi) (A) make or change any material Tax election, (B) enter into any settlement or compromise of any Tax liability that could result in the payment by the Company and/or any Company Subsidiary of more than $4,000,000 individually or $12,000,000 in the aggregate or claim for any material Tax refund or (C) enter into any closing agreement relating to any material Tax;
     (xii) fail to pay or satisfy in the ordinary course of business consistent with past practice any material liability or obligation of the Company or any Company Subsidiary to the extent such liabilities or obligations would constitute Excluded Liabilities (other than any such liability that is being contested in good faith); and
     (xiii) agree to do any of the foregoing.
     (b) Buyer Parent, Buyer and Merger Sub acknowledge and agree that (i) nothing contained in this Agreement shall give Buyer Parent, Buyer or Merger Sub, directly or indirectly, the right to control or direct the Company’s or the U.S. Government Subsidiaries’ operations prior to the Effective Time, and (ii) prior to the Effective Time, each of the Company, on the one hand, and Buyer Parent, Buyer and Merger Sub, on the other hand, shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their respective operations.

     6.2 Company Stockholder Meeting. The Company (a) shall use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, as promptly as reasonably practicable, all things necessary, proper or advisable to cause a meeting of the Company Stockholders (the “Company Stockholder Meeting”) to be duly called and held, including by mailing the Information Circular to the Company Stockholders of record as of the applicable record date established by the Board of Directors of the Company in accordance with Section 8.3, on or prior to June 13, 2008 and (b) in any event, shall cause the Company Stockholder Meeting to be duly called and held as described in Section 6.2(a) prior to the date that is sixty-five (65) days after the date hereof, in any case for the purpose of obtaining the Company Stockholder Approval. Subject to Section 6.3 (including the right of the Company’s Board of Directors to amend, withdraw, modify, change, condition or qualify the Company Recommendation pursuant to Section 6.3(c)), the Company’s Board of Directors shall recommend adoption by the Company Stockholders of this Agreement and approval by the holders of Voting Shares of the Transactions to which the Company is a party, including the Merger, and the Company shall take all other reasonable lawful action to solicit and secure the Company Stockholder Approval. Subject to Section 6.3 (including the right of the Company’s Board of Directors to amend, withdraw, modify, change, condition or qualify the Company Recommendation pursuant to Section 6.3(c)), the Company Recommendation, together with copies of the opinions referred to in Section 4.15(b), shall be included in the Information Circular. Notwithstanding anything to the contrary contained in this Agreement, the Company (in its sole discretion) may adjourn or postpone the Company Stockholder Meeting (but not beyond the date that is sixty-five (65) days from the date hereof) to the extent necessary (i) to ensure that any supplement or amendment to the Information Circular, which is necessary to ensure that the Information Circular does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, is provided to the Company Stockholders in advance of a vote to obtain the Company Stockholder Approval or (ii) if as of the time for which the Company Stockholder Meeting is originally scheduled there is an insufficient number of Voting Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholder Meeting. Notwithstanding the foregoing, the Company may call another meeting of the Company Stockholders as appropriate to comply with Section 6.5, which meeting, for the avoidance of doubt, shall not be considered the “Company Stockholder Meeting” as such term is used in this Agreement.
     6.3 Solicitation; Acquisition Proposals; Board Recommendation.
     (a) The Company shall, and shall cause the Company Subsidiaries and the officers, directors, employees, consultants, agents, advisors, affiliates and other representatives (collectively, “Representatives”) of the Company and any Company Subsidiary to, immediately cease any existing solicitations, discussions and negotiations with any Person (other than the parties hereto) with respect to an Acquisition Proposal. From and after the date hereof, the Company agrees that it shall not, nor shall it permit any Company Subsidiary to, nor shall it authorize or knowingly permit any Representative of the Company or any Company Subsidiary, directly or indirectly, to (i) solicit, initiate or otherwise knowingly encourage the submission of any proposal that constitutes, or that would reasonably be expected to lead to, any Acquisition Proposal, (ii) participate in any discussions or negotiations regarding, or furnish to any Person any non-public information with respect to the Company or any Company Subsidiary or in connection with, or take any other action knowingly to facilitate or encourage any inquiries or the making of any proposal that constitutes, or that would reasonably be expected to lead to, any Acquisition Proposal, (iii) enter into any letter of intent or agreement in principle or any other agreement providing for any Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal, or (v) resolve, propose or agree to do any of the foregoing. Without limiting the foregoing, it is understood that any violation of the foregoing restrictions by any Company Subsidiary or any Representative of the Company or any Company Subsidiary shall be deemed to be a breach of this Section 6.3(a) by the Company. Notwithstanding anything to the contrary contained in this Section 6.3(a), if the Company receives an unsolicited Acquisition Proposal from a Third Party that constitutes a Superior Proposal or that the Company’s Board of Directors determines in good faith could reasonably be expected to lead to the delivery of a Superior Proposal from that Third Party, prior to obtaining the Company Stockholder Approval, the Company may, subject to compliance with the provisions of Section 6.3, furnish information, including non-public information, to, and engage in discussions and negotiations with, such Third Party with respect to its Acquisition Proposal.
     (b) Except as set forth in this Section 6.3(b), neither the Board of Directors of the Company nor any committee thereof shall (i) amend, withdraw, modify, change, condition or qualify the Company Recommendation in a manner adverse to Buyer Parent, Buyer or Merger Sub, (ii) enter into any letter of intent or agreement in principle or any other agreement providing for any Acquisition Proposal, (iii) approve, endorse or recommend any Acquisition Proposal, or (iv) resolve, propose or agree to do any of the foregoing. Notwithstanding the immediately preceding sentence, prior to obtaining the Company Stockholder Approval, if the Board of Directors of the Company concludes in good faith, after consultation with its outside legal counsel, that the failure to take any action identified in clause (i) or, with respect to any action identified in clause (i), clause (iv) would be inconsistent with its fiduciary duties under applicable Law, the Board of Directors of the Company may take such action; provided that the Company shall give Buyer two (2) Business Days’ prior written notice of any such action. Notwithstanding the first sentence of this Section 6.3(b), prior to obtaining the Company Stockholder Approval, if the Board of Directors of the Company (x) has received an Acquisition Proposal, (y) concludes in good faith that such Acquisition Proposal constitutes a Superior Proposal (after giving effect to the terms of any revised proposal from Buyer pursuant to clauses (1) and (2) below), and (z) concludes in good faith, after consultation with its outside legal counsel, that the failure to take any action identified in clauses (ii), (iii) or, other than with respect to any action identified in clause (i), (iv) would be inconsistent with its fiduciary duties under applicable Law, the Board of Directors of the Company may take such action; provided that such action shall not be made unless (1) the Company shall have provided written notice to Buyer at least three (3) Business Days in advance advising Buyer that the Board of Directors of the Company has received a Superior Proposal and that it may take one of the actions specified in the immediately preceding sentence, specifying the material terms and conditions of the Superior Proposal, including a written copy of such proposal, and identifying the Person making such Superior Proposal (a “Notice of Superior Proposal”), (2) during such three (3) Business Day period, the Company shall, and shall cause its Representatives to, negotiate with Buyer in good faith with respect to adjustments to the terms and conditions of this Agreement that would cause such Acquisition Proposal to cease to constitute (in the good faith judgment of the Board of Directors of the Company) a Superior Proposal and shall provide Buyer with notice of any modifications to any Superior Proposal; provided, however, that (x) the Company may continue to negotiate with Third Parties during such three (3) Business Day period, and (y) such notice of modification shall not extend such three (3) Business Day period and (3) in the case of actions described in clause (ii), the Company concurrently terminates this Agreement pursuant to Section 12.1(c)(ii). If, following the expiration of any three (3) Business Day negotiation period described above, the Company intends to take any of the actions identified in clauses (ii), (iii) or, other than with respect to any action identified in clause (i), (iv) above or to terminate this Agreement pursuant to Section 12.1(c)(ii), the Company shall provide the Buyer notice at least twelve (12) hours prior to taking such action or so terminating this Agreement but in no event shall such twelve (12) hour period be extended. Any action pursuant to and in accordance with the terms of this Section 6.3(b) shall not constitute a breach of the Company’s representations, warranties, covenants or agreements contained in this Agreement.
     (c) Notwithstanding anything in Section 6.3(b) to the contrary, at any time prior to obtaining the Company Stockholder Approval, the Board of Directors of the Company may (in connection with, and effective no earlier than, any amendment, withdrawal, modification, change, conditioning or qualification of or to the Company Recommendation in a manner adverse to Buyer Parent, Buyer or Merger Sub in response to an Acquisition Proposal that the Company’s Board of Directors concludes in good faith constitutes a Superior Proposal (after giving effect to the terms of any revised proposal from Buyer pursuant to Sections 6.3(b)(1) and (2) and in accordance with Section 6.3(b)) cause the Company to terminate this Agreement pursuant to Section 12.1(c)(ii), provided that the Company’s Board of Directors causes the Company to concurrently with such termination enter into a definitive agreement providing for the transactions contemplated by such Superior Proposal; provided, however, that the Company shall not terminate this Agreement pursuant to Section 12.1(c)(ii), and any purported termination pursuant to Section 12.1(c)(ii) shall be void and of no force or effect, unless the Company shall have complied with all applicable requirements of Section 12.2(b)(ii) (including the payment of the Company Termination Fee prior to or on the date of such termination) in connection with such Superior Proposal.
     (d) The Company shall notify Buyer promptly (and, in any event, within forty-eight (48) hours) after receipt by the Company of (i) any Acquisition Proposal, (ii) any request for information relating to the Company or any Company Subsidiary or for access to the properties, books or records of the Company or any Company Subsidiary, in each case, other than requests not reasonably expected to result in an Acquisition Proposal, or (iii) any inquiry that would reasonably be expected to lead to an Acquisition Proposal or from any Person seeking to have discussions or negotiations with the Company relating to a possible Acquisition Proposal. Prior to participating in any discussions or negotiations or furnishing any such information, the Company shall (A) receive from such Person an executed confidentiality agreement on terms that are no less restrictive on such Person than the Confidentiality Agreement, which confidentiality agreement with such Person shall contain additional provisions that expressly permit the Company to comply with the provisions of this Section 6.3 and (B) concurrently provide to Buyer any non-public information concerning the Company or any Company Subsidiaries that is provided to such Person or its Representatives. The notice shall indicate the identity of the Person making, and the material terms and conditions of, the proposal, inquiry or request and shall include a written copy of such proposal, request or inquiry. The Company shall keep Buyer informed in all material respects, on a reasonably current basis, of the status

(including any material change to the terms) of any such proposal, Acquisition Proposal, request or inquiry.
     6.4 Resignation of Directors. Prior to the Effective Time, the Company shall deliver to Merger Sub evidence satisfactory to Merger Sub of the resignation of all directors of the Company and the U.S. Government Subsidiaries effective at the Effective Time.
     6.5 Modification of Stock Rights. Subject to, and concurrently with, obtaining the Company Stockholder Approval, the Company shall amend the Stock Rights Plan and each stock right granted thereunder in the form set forth on Exhibit F; provided that if the Company Stockholder Meeting shall not be duly called and held prior to June 13, 2008, the Company nonetheless shall cause the Stock Rights Plan and each stock right granted thereunder to be so amended on or prior to June 13, 2008 to the extent necessary to defer the 2008 exercise date until October 1, 2008. The Company shall use all commercially reasonable efforts to cause holders of Company Stock Rights to refrain from exercising their Company Stock Rights prior to the Effective Time (other than pursuant to the Acceleration) and to cause holders of Company Securities to refrain from requiring the Company to redeem, repurchase or otherwise acquire any Company Securities.
     6.6 Repayment of Indebtedness. Prior to Closing, the Company shall provide the applicable agent under each of the Company’s Existing Credit Facilities with notice of prepayment of all outstanding amounts (including any letters of credit or other borrowings thereunder) under the Company’s Existing Credit Facilities in accordance with their terms such that the Surviving Corporation may prepay such amounts without penalty following the Closing on the Closing Date and terminate the Existing Credit Facilities (such amount, the “Revolver Amount”). At the Closing, the Company shall, and the Company shall cause the Company Subsidiaries to, deliver to Buyer payoff letters or similar certificates setting forth the Revolver Amount and those other amounts required to be paid on the Closing Date in order to satisfy or repay in full all Indebtedness of the Company or any U.S. Government Subsidiary (other than lease obligations that constitute capital lease obligations under GAAP and letters of credit and performance bonds primarily relating to the U.S. Government Business entered into in the ordinary course of business) and use commercially reasonable efforts to deliver final invoices for all fees and expenses of the Company’s and the Company Subsidiaries’ investment bankers, brokers, accountants, attorneys, consultants and other professional advisors and representatives in connection with the Transactions, including by delivering final invoices in respect of the fees and expenses of the Exchange Agent, Credit Suisse, Houlihan Lokey, Ernst & Young LLP and Latham & Watkins LLP. Notwithstanding the provisions of this Section 6.6, the Company shall not be required to take any action with respect to its DCRIP Facility, including any Indebtedness outstanding in connection therewith, or any letters of credit and performance bonds primarily relating to the Other Businesses, to the extent that Newco assumes the Company’s obligations with respect to such facility, letters of credit and performance bonds, as applicable, prior to Closing and provides the Buyer with evidence reasonably satisfactory to the Buyer of the release of the Company and the U.S. Government Subsidiaries from any and all liabilities and obligations in respect of the DCRIP Facility, and such letters of credit and performance bonds, as applicable. Prior to the Closing, the Company shall deliver to Buyer evidence reasonably satisfactory to Buyer of the termination and release of all obligations of the Company and the

U.S. Government Subsidiaries under the Guaranty, dated June 30, 2003, between the Company and Citigroup Inc.
     6.7 Restructuring. Prior to the effective time of the Acceleration, the Company and the Company Subsidiaries shall implement steps one (1) through five (5) of the Pre-Closing Restructuring and, prior to the Effective Time on the Closing Date, the Company and the Company Subsidiaries shall implement steps nine (9), ten (10), twelve, (12), and thirteen (13) of the Pre-Closing Restructuring.
     6.8 Bonus Payments and ECAP Profit Sharing Contributions. (a) A pro rata portion of the annual bonuses for the period from April 1, 2008 through the Closing Date for each Company Employee employed as of the Effective Time shall be deemed to accrue, for purposes of calculating Pre-Closing Taxes and the Restricted Cash Shortfall, in accordance with the Company’s annual bonus budget for the 2009 fiscal year and consistent with past practices and, in the case of Company Stockholders, assuming an annual bonus of no less than $2,100 per point (the “Pro Rata Closing Bonus”), and (b) the Company matching contributions and a pro rata portion of the profit sharing contribution under the Employees’ Capital Accumulation Plan (“ECAP”) for the 2008 plan year with respect to all periods through the Closing Date for each Company Employee employed as of the Effective Time shall be deemed to accrue as of the Closing, for purposes of calculating Pre-Closing Taxes and the Restricted Cash Shortfall, in accordance with past practices and including contributions and accruals to be made in accordance with past practices in respect of the Pro Rata Closing Bonus, annual bonuses for the 2008 fiscal year and other compensation paid with respect to the 2008 plan year during the period through the Closing Date (the “Pro Rata ECAP Amount”).
     6.9 Amendment to Recharge Agreements. The Company has, prior to the date hereof, (x) amended the recharge agreements between the Company and Booz Allen Hamilton GmbH (Germany), Booz Allen Hamilton GmbH (Switzerland) and Booz Allen Hamilton (Austria) GmbH, and (y) entered into an agreement of understanding with Booz Allen Hamilton Limited and Booz Allen Hamilton (UK) Ltd. regarding employee benefit recharge arrangements, in each case, which agreements have been delivered to Buyer. Prior to the Effective Time, the Company shall amend the recharge agreements between the Company and (i) Booz Allen Hamilton AS (Norway), (ii) Booz Allen Hamilton AB (Sweden) and (iii) Booz Allen Hamilton ApS (Denmark), in each case, to provide that payment will not be required under the existing applicable recharge agreement to the extent such payment would render the applicable paying entity insolvent within the meaning of the applicable law of its jurisdiction.
     6.10 Notice of Termination. The Company shall provide Buyer Parent with prompt written notice of any officer (i) who has given notice of his or her intent to retire pursuant to the Company’s Officer Retirement Policy, or (ii) to the Knowledge of the Company, has indicated an intent to terminate employment with the Company prior to the Effective Time. The Company agrees that it shall (i) enter into an agreement with Pamela Lentz, Donald Vincent, Charles Jones, and Martin Hill (a) pursuant to which such Persons agree not to compete with the U.S. Government Business for a period of 3 years or (b) a similarly restrictive Senior Executive Advisor agreement, in either case, prior to the Closing and in form and substance reasonably satisfactory to Buyer, and (ii) use its commercially reasonable efforts to cause each such Person not to exercise his or her Company Stock Rights prior to the Closing.

     6.11 Solvency and Valuation Opinions. Prior to the Closing, the Company will receive a true, correct and complete copy of the opinion with respect to the solvency and adequate capital of Newco from a nationally recognized firm that is regularly engaged to render such opinions (the “Solvency Opinion”) and the opinion with respect to the valuation of Newco from a nationally recognized firm that is regularly engaged to render such opinions (the “Valuation Opinion”), in each case, in the forms received by the Company, and which shall not include any manifest error. The Solvency Opinion shall state that, as of the effective time of the Spin Off, and taking into consideration, among other things, the Government Buy-Back (as defined in the Spin Off Agreement) and all Assumed Liabilities, including any pension plan maintained by the Company or Booz Allen Hamilton GmbH (Germany) for the benefit of their employees and former employees in Germany, Newco (i) will be solvent (in that both the fair value of its assets would exceed its stated liabilities and identified contingent liabilities and that the present fair saleable value of its assets would exceed its stated liabilities and identified contingent liabilities), (ii) should be able to pay its debts as they become absolute and mature and (iii) will have capital that is not unreasonably small for the business in which it is engaged, as management has indicated it is now conducted and is proposed to be conducted following the consummation of the Spin Off.
ARTICLE 7
COVENANTS OF BUYER PARENT, BUYER AND MERGER SUB
     7.1 Director and Officer Liability.
     (a) Buyer Parent, Buyer, Merger Sub and the Surviving Corporation shall cause the certificate of incorporation and by-laws of the Surviving Corporation (and any successor) from and after the Effective Time to include the same indemnification, limitation of or exculpation from liability and expense advancement provisions in favor of the individuals who on or prior to the Effective Time were directors, officers, employees or agents of the Company or any Company Subsidiary or were otherwise entitled to the benefit of such provisions as those set forth in the Company’s certificate of incorporation and by-laws, in each case as of the date of this Agreement, and shall cause such provisions not to be amended, repealed, revoked or otherwise modified for a period of six (6) years after the Effective Time in any manner that would adversely affect the rights thereunder of the individuals who on or prior to the Effective Time were directors, officers, employees or agents of the Company or any Company Subsidiary or were otherwise entitled to the benefit of such provisions. The form of the indemnification, limitation of or exculpation from liability and expense advancement provisions set forth in the Articles of Incorporation of the Surviving Corporation and Bylaws of Merger Sub attached hereto as Exhibit D and Exhibit I, respectively, shall be sufficient for the purposes of the obligations of Buyer Parent, Buyer, Merger Sub and the Surviving Corporation under this Section 7.1(a).
     (b) Without limiting any additional rights that any Indemnified Party (as defined below) may have pursuant to any employment agreement, indemnification agreement or otherwise, to the fullest extent permitted under applicable Law, commencing at the Effective Time, the Surviving Corporation shall, and Buyer Parent and Buyer shall use commercially reasonable efforts to cause the Surviving Corporation to indemnify, defend and hold harmless, each present (as of immediately prior to the Effective Time) and former director, officer or employee of the Company and each U.S. Government Subsidiary and their respective estates, heirs, personal representatives, successors and assigns (collectively, the “Indemnified Parties”) against all costs and expenses (including reasonable attorneys’ and other professionals’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any Claim (whether asserted prior to, at or after the Effective Time) arising out of or pertaining to any action or inaction in their capacity as director or officer of the Company or any U.S. Government Subsidiary or their serving at the request of the Company or any U.S. Government Subsidiary as a director, officer, trustee, shareholder, partner or fiduciary of another Person, pension or other employee benefit plan or enterprise in each case occurring on or before the Effective Time (including the Transactions) to the extent provided in the certificate of incorporation and bylaws of the Company and the U.S. Government Subsidiaries, as applicable. Without limiting the foregoing, in the event of any Claim, (i) the Surviving Corporation shall (x) periodically advance reasonable fees and expenses (including attorneys’ and other professionals’ fees and expenses) with respect to the foregoing and pay the reasonable fees and expenses of counsel selected by each Indemnified Party, promptly after statements therefor are received, provided that the Indemnified Party to whom fees and expenses are advanced or for which fees and expenses of counsel are paid provides an undertaking to repay such advances and payments if it is ultimately determined that such Indemnified Party is not entitled to indemnification, and (y) vigorously assist each Indemnified Party in such defense, and (ii) subject to the terms of this Section 7.1, Buyer Parent and Buyer shall, and shall use commercially reasonable efforts to cause the Surviving Corporation to, cooperate in the defense of any matter.
     (c) The Surviving Corporation shall, and Buyer shall cause the Surviving Corporation to, maintain the Company’s existing directors’ and officers’ liability insurance (“D&O Insurance”) (including for acts or omissions occurring in connection with this Agreement and the consummation of the Transactions) covering each Indemnified Party covered as of the Effective Time by the D&O Insurance on terms no less favorable to the Indemnified Parties than those of such policy in effect on the date hereof, for a period of six (6) years after the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend for the premium for the D&O Insurance in any one (1) year an amount in excess of 300% of the current annual premium paid by the Company for the D&O Insurance (the “Maximum Annual Premium”); provided, further, that if the annual premiums of such insurance coverage exceed the Maximum Annual Premium, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for an annual premium not to exceed the Maximum Annual Premium. In addition, Buyer agrees that the Company may put in place, at its own expense, immediately prior to the Effective Time, prepaid “tail” insurance policies with a claims period of at least six (6) years from the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance on terms no less favorable to Indemnified Parties than the Company’s existing directors’ and officers’ liability insurance as in effect as of the date hereof with respect to matters existing or occurring at or prior to the Effective Time. If such “tail” prepaid policy is obtained by the Company, the Surviving Corporation shall not be required to maintain the D&O Insurance described in the first sentence of this Section 7.1(c), but the Surviving Corporation shall, and Buyer shall cause the Surviving Corporation to, take any and all commercially reasonable actions necessary to maintain such policy in full force and effect, for its full term, and continue to honor its obligations thereunder.

     (d) All rights to indemnification, insurance and/or advancement of expenses contained in any agreement between the Company or any U.S. Government Subsidiary and any Indemnified Parties as in effect on the date hereof with respect to matters occurring on or prior to the Effective Time (including the Transactions) shall survive the Merger and continue in full force and effect. Notwithstanding the foregoing, Buyer Parent’s, Buyer’s and Surviving Corporation’s obligations under this provision shall cease six (6) years after the Effective Time except with respect to any action, suit, claim or proceeding made or filed prior to the sixth anniversary of the Effective Time. The Surviving Corporation shall, and Buyer Parent and Buyer shall use commercially reasonable efforts to cause the Surviving Corporation to, indemnify any Indemnified Party against all reasonable costs and expenses (including attorneys’ and other professionals’ fees and expenses), such amount to be payable in advance upon request as provided in Section 7.1(b), relating to the enforcement of such Indemnified Party’s rights under this Section 7.1 or under any charter, bylaw or agreement; provided that such Indemnified Party provides an undertaking to repay any advances of costs and expenses if it is ultimately determined that such Indemnified Party is not entitled to indemnification hereunder or thereunder.
     (e) This Section 7.1 shall survive the consummation of the Merger and is intended to be for the benefit of, and shall be enforceable by, the Indemnified Parties and personal representatives and shall be binding on Buyer and the Surviving Corporation and their successors and assigns and the covenants and agreements contained herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise.
     (f) If Buyer Parent, Buyer or the Surviving Corporation or any of their successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each case, to the extent not assumed by operation of Law, proper provision shall be made so that the successors and assigns of Buyer Parent, Buyer or the Surviving Corporation, as the case may be, shall assume the respective obligations set forth in this Section 7.1 and, in the case of the Company, obligations for indemnification and/or advancement of expenses contained in any agreement between the Company or any U.S. Government Subsidiary and any Indemnified Parties as in effect on the date hereof with respect to matters occurring on or prior to the Effective Time (including the Transactions).
     (g) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its officers, directors or employees, it being understood and agreed that the indemnification provided for in this Section 7.1 is not prior to or in substitution for any such claims under such policies.
     7.2 Employee Benefits.
     (a) Except as otherwise provided in this Section 7.2, for the period beginning as of the Effective Time and ending on December 31, 2008, the Surviving Corporation shall, and Buyer Parent and Buyer shall cause the Surviving Corporation to, provide Company Employees with salaries, compensation opportunities and benefits that are substantially comparable in the aggregate to the salaries, compensation opportunities and benefits provided by the Company or its Affiliates to Company Employees during the twelve (12) month period immediately prior to the Effective Time, excluding for all purposes any equity-based plan, program or arrangement.
     (b) Buyer Parent, Buyer and the Surviving Corporation shall cause the employee benefit plans in which such Company Employees are or become eligible to participate to take into account service by such employees with the Company or any Subsidiary thereof, as if such service were with the Surviving Corporation or any of its Subsidiaries, as the case may be, to the same extent that such service was credited under any analogous Company Plan immediately prior to the Effective Time; provided that the foregoing shall not apply to the extent it would result in any duplication of benefits for the same period of service; provided further, for the avoidance of doubt that such crediting of service need not be given for eligibility or benefit accrual purposes under any defined benefit pension plan or eligibility for or accrual towards post-employment health or welfare benefits (other than for purposes of the Officer Retirement Policy, the Staff Retiree Medical Policy, and the Retiree Medical Plan, or any successor policies or plan thereto). Following the Effective Time, Company Employees will retain credit for unused vacation and sick days which were accrued with the Company or a Subsidiary as of the Effective Time to the same extent as such credit would be retained under the Company Plans listed in Section 4.11(a) of the Company Disclosure Schedule. In addition, if the Effective Time falls within an annual period of coverage under any group health plan of the Surviving Corporation or any of its Subsidiaries, each Company Employee shall be given credit for covered expenses paid by that employee under comparable Company Plans during the applicable coverage period through the Effective Time toward satisfaction of any annual deductible limitation and out-of-pocket maximum that may apply under that group health plan of the Surviving Corporation or its Subsidiaries. From and after the Effective Time, Buyer Parent and Buyer shall, or shall cause the Surviving Corporation or one of its Subsidiaries or one of Buyer’s Subsidiaries (as applicable) to, honor, in accordance with their terms, the Company Plans listed in Section 4.11(a) of the Company Disclosure Schedule as in effect immediately prior to the Effective Time.
     (c) Without limiting the generality of the foregoing, Buyer Parent and Buyer shall, or shall cause the Surviving Corporation or one of its Subsidiaries or one of Buyer Parent’s Subsidiaries (as applicable) to, honor, pay, perform and satisfy all liabilities, obligations and commitments under each Company Plan listed in Section 7.2(c)(i) of the Company Disclosure Schedule that provides any Company Employee with compensation or benefits upon or in connection with the termination of such Company Employee’s employment, and, to the extent applicable to a Company Employee, Buyer Parent and Buyer shall, or shall cause the Surviving Corporation or one of its Subsidiaries or one of Buyer Parent’s Subsidiaries (as applicable) to, honor and continue in effect for the period beginning as of the Effective Time and ending on December 31, 2008, subject to and in accordance with its terms, each severance plan, program or policy of the Company or the Company Subsidiaries (including the U.S. Government Subsidiaries, as applicable) to the extent set forth on Section 7.2(c)(ii) of the Company Disclosure Schedule, subject to and in accordance with the terms thereof in effect immediately prior to the Effective Time.

     (d) Nothing in this Section 7.2 whether express or implied shall create any third party beneficiary or other right in any Person other than the Company, Buyer, Buyer Parent or Merger Sub (including, but not limited to, any Company Employee or any participant in any Company Plan). Nothing in this Section 7.2 shall constitute or create an employment agreement with any Company Employee or constitute an amendment to any Company Plan or any other plan or arrangement covering the Company Employees. Nothing in this Section 7.2 shall limit the right of Buyer, Buyer Parent or any of their Affiliates to amend, terminate or otherwise modify any Company Plan or other existing benefit plan or arrangement following the Closing Date.
     7.3 Transfer Taxes. The parties shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding all state, local and foreign real property transfer, sales, use, transfer, value added, stock transfer and stamp taxes, recording, registration and other similar fees, or similar Taxes (“Transfer Taxes”) which become payable in connection with the Transactions. Such Transfer Taxes shall be borne 50% by the Company and 50% by Buyer; provided, however, that all Transfer Taxes which become payable in connection with the Contribution, the Sale and Spin Off or otherwise under the Spin Off Agreement shall be borne by the Company.
     7.4 Amendment to Buyer Parent Certificate of Incorporation. Prior to the effective time of the Initial Exchanges, Buyer Parent shall amend and restate its certificate of incorporation substantially in the form attached hereto as Exhibit J.
ARTICLE 8
COVENANTS OF BUYER PARENT, BUYER, MERGER SUB AND THE COMPANY
     8.1 Efforts. Subject to Section 8.2 and the other Sections of this Agreement explicitly contemplating a different standard, each party shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the Merger and the other Transactions, as promptly as reasonably practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents necessary to consummate the Merger and the other Transactions. Without limiting the foregoing, Buyer Parent shall cause Buyer and Merger Sub to comply with their obligations under this Agreement and the Company shall cause the Company Subsidiaries to comply with this Agreement, as if parties hereto.
     8.2 Governmental Approvals.
     (a) On or before May 23, 2008, each of Buyer Parent and the Company shall file, or cause to be filed by their respective “ultimate parent entities”, any Notification and Report Forms and related material required to be filed by it with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice under the HSR Act (the “Antitrust Division”) with respect to the Transactions and thereafter shall promptly make any further filings pursuant thereto that may be necessary, proper or advisable.
     (b) Upon and subject to the terms of this Section 8.2, Buyer Parent and the Company shall, and shall cause their respective Subsidiaries to: (i) use reasonable best efforts to obtain prompt termination of any waiting period under the HSR Act and prompt termination of any other requisite waiting period under any applicable Law; (ii) use reasonable best efforts to obtain all other consents and approvals from Governmental Entities necessary, proper or advisable in connection with the Transactions; (iii) reasonably cooperate and consult with each other in connection with the making of all filings, notifications and any other material actions pursuant to this Section 8.2, including subject to applicable Law, by permitting counsel for the other party to review in advance, and by considering in good faith the views of the other party in connection with, any proposed written communication to any Governmental Entity and by providing counsel for the other party with copies of all filings and submissions made by such party and all correspondence between such party (and its advisors) and any Governmental Entity and any other information supplied by such party and such party’s Subsidiaries to a Governmental Entity or received from such a Governmental Entity in connection with the Transactions; provided, however, that (A) materials may be redacted before being provided to the other party (x) to remove (1) references concerning the valuation of Buyer Parent, the Company, or any of their Subsidiaries and (2) individual customer pricing information, (y) as necessary to comply with contractual arrangements, and (z) as necessary to avoid disclosure of other competitively sensitive information or to address reasonable privilege or confidentiality concerns, and (B) copies of documents filed by a party hereto pursuant to Item 4(c) of the Notification and Report Form filed with the FTC and the Antitrust Division pursuant to Section 8.2(a) shall not be required to be provided to any other party hereto; (iv) furnish to the other parties such information and assistance as such parties reasonably may request in connection with the preparation of any submissions to, or agency proceedings by, any Governmental Entity; and (v) promptly inform the other party of any communications with, and inquiries or requests for information from, such Governmental Entities in connection with the Transactions. Materials included in Section 8.2(a) above will be provided to outside counsel pursuant to a joint defense agreement (the “Joint Defense Agreement”) so long as the producing party has the legal right to provide such materials to outside counsel for the other party pursuant to a Joint Defense Agreement.
     (c) If any objections are asserted by any Governmental Entity with respect to the Transactions, or any action is instituted by any Governmental Entity challenging any of the Transactions as violative of any applicable Antitrust Law or an Order is issued enjoining the Merger under any applicable Antitrust Law, the parties shall, subject to the provisions of this Section 8.2, use reasonable best efforts to resolve any such objections or challenges as such Governmental Entity may have to such transactions under such Law or to have such Order vacated, reversed or otherwise removed in accordance with applicable legal procedures with the goal of enabling the Transactions to be consummated by the End Date, including, in the case of Orders under Antitrust Law, as a last resort and not before exhausting all reasonable alternatives (but subject to the End Date), an agreement to (i) sell or otherwise dispose of, or hold separate and agree to sell or otherwise dispose of, assets, categories of assets or businesses of the U.S. Government Business; (ii) terminate existing relationships and contractual rights and obligations of the U.S. Government Business; (iii) terminate any relevant venture or other arrangement of the U.S. Government Business; or (iv) effectuate any other change or restructuring of the U.S. Government Business (and to enter into agreements or stipulate to the entry of an Order or decree or file appropriate applications with the FTC, the Antitrust Division or other Governmental Entity), and the Company shall use reasonable best efforts to assist Buyer Parent, Buyer and Merger Sub in effectuating the foregoing; provided, however, that (A) the Company shall not take any of the foregoing actions without the prior written consent of Buyer, and (B) none of Buyer Parent, Buyer or Merger Sub shall take any of the foregoing actions without the prior written consent of the Company if such actions would bind the Company to take any action (including paying money or entering into any other obligation) irrespective of whether the Closing occurs. Buyer Parent and the Company and their respective Subsidiaries shall, subject to the provisions of this Section 8.2, use reasonable best efforts to seek to lift, reverse or remove any temporary restraining order, preliminary or permanent injunction or other Order or decree that would otherwise give rise to a failure of any Antitrust Conditions.
     (d) In furtherance and not in limitation of the other covenants of the parties contained in this Section 8.2, each party agrees to cooperate and use reasonable best efforts to assist in any defense by any other party hereto of the Transactions before any Governmental Entity reviewing the Transactions, including by providing (as promptly as practicable) such information as may be reasonably requested by such Governmental Entity or such assistance as may be reasonably requested by the other party hereto in such defense.
     (e) As used herein, “Antitrust Conditions” means any of the conditions set forth in Section 9.1(b) and Section 9.1(c) (but solely, in the case of Section 9.1(c), to the extent the Order, injunction, judgment or decree referred to in such Section is issued or brought under applicable Antitrust Laws).
     (f) From the date of this Agreement through the date of termination of the required waiting period under the HSR Act, the Company, Buyer Parent, Buyer and Merger Sub shall not, and shall cause their respective Affiliates not to, take any action that would reasonably be expected to hinder or delay the obtaining of clearance or the expiration of the applicable waiting period under the HSR Act or any other applicable Antitrust Law.
     8.3 Information Circular. As soon as practicable after execution of this Agreement, the Company shall prepare the Information Circular; provided that Buyer Parent, Buyer and Merger Sub shall reasonably cooperate with the Company in the preparation of the Information Circular. Buyer shall promptly provide the Company with such information regarding Buyer Parent and its Subsidiaries as may be reasonably requested by the Company to be included in the Information Circular. The Company shall give Buyer and its counsel a reasonable opportunity to review and comment on the Information Circular and any other documents mailed to the Company Stockholders prior to their being mailed to the Company Stockholders and shall give Buyer and its counsel a reasonable opportunity to review and comment on all amendments and supplements to the Information Circular and any other documents mailed to the Company Stockholders and all responses to requests for additional information prior to their being mailed to Company Stockholders, and shall include in the Information Circular and any amendment or supplement to the Information Circular and any other documents mailed to the Company Stockholders such information that Buyer reasonably believes is necessary such that the Information Circular or such other document, as the case may be, does not contain any information that is false or misleading in any material respect, any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. As promptly as reasonably practicable after the preparation of the Information Circular, the Company shall cause the Information Circular to be mailed to the Company Stockholders of record as of the applicable record date established by the Board of Directors of the Company. Each of Buyer Parent, Buyer and Merger Sub promptly shall notify the Company of any information provided (or omitted) by it, and (upon becoming aware of any necessary corrections) the Company shall correct any such information, and the Company shall correct any information provided (or omitted) by it, in each case, used in the Information Circular that shall have become false or misleading in any material respect to ensure that the Information Circular does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, and the Company shall take all steps necessary to cause the Information Circular as so corrected to be disseminated to the Company Stockholders, as promptly as reasonably practicable, in each case to the extent required by applicable Law.
     8.4 Public Announcements. The parties shall cooperate with each other in the development and distribution of, and consult with each other before issuing, any press release or making any public statement or announcement with respect to this Agreement and the Transactions and shall not issue any such press release or make any such public statement or announcement without the prior consent of the other parties (which shall not be unreasonably withheld or delayed), except as may be required by applicable Law or any listing agreement with any national securities exchange.
     8.5 Access to Information; Notification of Certain Matters.
     (a) From the date hereof until the Effective Time and subject to applicable Law, the Company and each U.S. Government Subsidiary shall, upon reasonable advance notice, (i) give Buyer Parent, Buyer and Merger Sub and their counsel, financial advisors, financing sources, auditors and other authorized representatives reasonable access (in accordance with such procedures as are mutually agreed to between Buyer and the Company prior to any such access) to the offices, properties, books and records of the U.S. Government Business; (ii) furnish or make available to Buyer Parent, Buyer and Merger Sub and their counsel, financial advisors, financing sources, auditors and other authorized representatives any financial and operating data and other material information of the U.S. Government Business in the possession of the Company or any U.S. Government Subsidiary as those Persons may reasonably request; and (iii) instruct its employees, counsel, financial advisors, financing sources, auditors and other authorized representatives to cooperate with the reasonable requests of Buyer Parent, Buyer and Merger Sub and their counsel, financial advisors, auditors and other authorized representatives, in the case of clauses (i), (ii) and (iii), for the purpose of familiarizing itself with the Company and each of the U.S. Government Subsidiaries in anticipation of or reasonably related to the consummation of the Transactions, including the integration of the Company and the U.S. Government Subsidiaries with Buyer Parent, Buyer and Merger Sub; provided, however, that the Company may restrict access to information to the extent the Company reasonably believes necessary to (i) comply with existing confidentiality agreements with Third Parties, (ii) ensure compliance with applicable Laws, and (iii) preserve legal privilege that the Company or any of the Company Subsidiaries would be entitled to assert. Any access pursuant to this Section 8.5 shall be conducted in a manner which will not interfere unreasonably with the conduct of the business of the Company and the Company Subsidiaries and shall be in accordance with this Section 8.5(a) and any other existing agreements or obligations binding on the Company or any of the Company Subsidiaries. Each of Buyer Parent, Buyer and Merger Sub shall hold, and shall cause its respective officers, employees, counsel, financial advisors, financing sources, auditors and other authorized representatives to hold, any non-public information obtained in any investigation in confidence in accordance with the terms of the Confidentiality Agreement.
     (b) The Company shall give prompt notice to Buyer Parent, Buyer and Merger Sub, and Buyer Parent, Buyer and Merger Sub shall give prompt notice to the Company, of (i) any representation or warranty of such party contained in this Agreement that has become untrue or inaccurate such that the conditions set forth in Article 9 would not be satisfied; (ii) any failure of the Company or Buyer Parent, Buyer and Merger Sub, as the case may be, to comply with or satisfy, any covenant or agreement contained in this Agreement to be complied with or satisfied by it hereunder such that the conditions set forth in Article 9 would not be satisfied; and (iii) the occurrence of any event, development or circumstance which would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect or Buyer Material Adverse Effect, as applicable; provided, however, that the delivery of any notice pursuant to this Section 8.5(b) shall not limit or otherwise affect (x) the representations, warranties, covenants or agreements of the parties hereto or (y) the remedies available hereunder to the party giving or receiving such notice.
     8.6 Confidentiality Agreement. The parties acknowledge that the Company and Buyer entered into the Confidentiality Agreement, which Confidentiality Agreement shall continue in full force and effect in accordance with its terms until the earlier of (a) the Effective Time, at which time the Confidentiality Agreement shall terminate or (b) the expiration of the Confidentiality Agreement according to its terms.
     8.7 Financing Arrangements.
     (a) Buyer Parent, Buyer and Merger Sub shall use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, as promptly as reasonably practicable, all things necessary, proper or advisable to arrange for debt financing for the funded amount, and on terms that are no less favorable to Buyer Parent in the aggregate than the terms, set forth on Schedule 8.7(a) (any such debt financing, an “Acceptable Debt Financing”). Buyer Parent, Buyer and Merger Sub shall consult in good faith, and reasonably cooperate, with the Company regarding its efforts to obtain debt financing described in the immediately preceding sentence.
     (b) If Buyer Parent has obtained Acceptable Debt Financing by such date, on or prior to the later date (the “Debt Commitment Deadline”) of (i) June 16, 2008 and (ii) the fourteenth day after the satisfaction or waiver of the condition set forth in Section 9.1(e) (the “PLR Condition”) (provided that, if the PLR Condition is waived or satisfied after July 15, 2008 but prior to September 2, 2008, the “Debt Commitment Deadline” shall be September 15, 2008), Buyer Parent shall provide the Company with a true and complete copy of a commitment letter (the “Debt Commitment Letter” and, together with the Equity Commitment Letter, the “Commitment Letters”) from a reputable lender with experience in leveraged financing that is reasonably satisfactory to the Company (“Lender”), which letter is executed by such Lender, pursuant to which Lender has committed, subject to (i) execution and delivery by Buyer Parent and (ii) the terms and conditions set forth therein, to provide to Buyer Parent the amount of financing set forth in the Debt Commitment Letter (the “Debt Financing”), to complete the Transactions and to pay related fees and expenses. If Buyer Parent has not obtained an

Acceptable Debt Financing by the Debt Commitment Deadline, on or prior to the Debt Commitment Deadline, Buyer Parent may, but shall not be obligated to, provide the Company with a true and complete copy of a Debt Commitment Letter from a Lender, which letter is executed by such Lender, pursuant to which Lender has committed, subject to (i) execution and delivery by Buyer Parent and (ii) the terms and conditions set forth therein, to provide to Buyer Parent the Debt Financing, to complete the Transactions and to pay related fees and expenses.
     (c) If:
     (i) The Debt Commitment Letter delivered pursuant to Section 8.7(b) is an Acceptable Debt Financing, subject to the Company’s right to terminate this Agreement under Section 12.1(c)(iv), Buyer Parent may, at the time it delivers the Debt Commitment Letter to the Company pursuant to 8.7(b), request that a condition to the obligation of Buyer Parent, Buyer and Merger Sub to consummate the Merger be the negotiation, execution and delivery of definitive documentation with respect to the Debt Financing reasonably satisfactory to Buyer Parent. If Buyer Parent does not request the aforementioned condition, upon delivery of the Debt Commitment Letter, Buyer Parent shall execute the Debt Commitment Letter and Buyer Parent, Buyer and Merger Sub shall irrevocably waive the condition set forth in Section 9.3(g) (the “Financing Condition”) and promptly deliver written notice of such waiver to the Company. If Buyer Parent does request the aforementioned condition and the Company accepts such condition by written notice to Buyer Parent or fails to terminate this Agreement pursuant to Section 12.1(c)(iv), the Merger Agreement shall be deemed to be amended to include such condition in Section 9.3 and Buyer Parent shall execute and deliver to the Company the Debt Commitment Letter and Buyer Parent, Buyer and Merger Sub shall irrevocably waive the Financing Condition by written notice to the Company.
     (ii) The Debt Commitment Letter delivered pursuant to Section 8.7(b) is not an Acceptable Debt Financing, subject to the Company’s right to terminate this Agreement under Section 12.1(c)(iv), Buyer Parent shall, at the time it delivers the Debt Commitment Letter to the Company pursuant to Section 8.7(b), identify any terms and conditions (including conditions precedent) (any such term or condition, an “Unacceptable Debt Financing Term”) in the Debt Commitment Letter that (A) fail to meet the terms and conditions set forth in Schedule 8.7(a) and (B) Buyer Parent requests to be addressed by the addition of a closing condition to Article 9 of the Merger Agreement solely for the purpose of addressing such failure. If the Company accepts the addition of such closing condition by written notice to Buyer Parent or fails to terminate this Agreement pursuant to Section 12.1(c)(iv), such addition shall be deemed to be an amendment to Article 9 of the Merger Agreement and Buyer Parent shall execute and deliver to the Company the Debt Commitment Letter and Buyer Parent, Buyer and Merger Sub shall irrevocably waive the Financing Condition by written notice to the Company. If any Unacceptable Debt Financing Term that Buyer requests be addressed by the addition of a closing condition to the Merger Agreement pursuant to this Section 8.7(c)(ii) solely addresses a condition precedent to the Lender’s obligations under the Debt Commitment Letter, any closing condition that is added to Article 9 with respect to such Unacceptable Debt Financing Term shall (x) be added to Section 9.3 as a condition to the obligations of Buyer, Buyer Parent and Merger Sub and (y) shall only be a closing condition under Section 9.3 for so long as the Lender has not waived the underlying condition precedent under the Debt Commitment Letter.
     (d) After execution and delivery of the Debt Commitment Letter, Buyer Parent, Buyer and Merger Sub shall use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, as promptly as reasonably practicable, all things necessary, proper or advisable to arrange the Financing on the terms and conditions described in the Commitment Letters, including using reasonable best efforts to, as promptly as reasonably practicable, (i) satisfy on a timely basis all conditions applicable to Buyer Parent, Buyer and Merger Sub obtaining the Financing set forth therein, (ii) negotiate and enter into definitive agreements with respect thereto on the terms and conditions contemplated by the Debt Commitment Letter (including any related flex provisions) or on other terms in the aggregate not less favorable to Buyer Parent, Buyer and Merger Sub, (iii) timely prepare the necessary offering circulars, private placement memoranda, or other offering documents or marketing materials with respect to the Financing, (iv) commence the syndication activities contemplated by the Debt Commitment Letter and (v) consummate the Financing at or prior to Closing. Buyer shall give the Company prompt notice (A) of any material breach by any party of any Commitment Letter of which Buyer Parent, Buyer or Merger Sub becomes aware, (B) if and when Buyer Parent, Buyer or Merger Sub becomes aware that any portion of the Financing contemplated by the Commitment Letters would reasonably be expected to become unavailable to consummate the Transactions and (C) of any termination of any Commitment Letter. Buyer Parent, Buyer and Merger Sub shall keep the Company informed in all material respects on a reasonably current basis in reasonable detail of the status of their efforts to arrange the Debt Financing or Alternative Financing and provide to the Company copies of executed copies of the definitive documents related to the Financing or Alternative Financing (excluding any fee letters, engagement letters or other agreements that are confidential by their terms). If, after the execution and delivery of the Debt Commitment Letter, any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the applicable Commitment Letter, Buyer Parent, Buyer and Merger Sub shall use commercially reasonable efforts to arrange to obtain alternative financing, including from alternative sources, on terms no less favorable to Buyer Parent, Buyer or Merger Sub in the aggregate than the Debt Financing contemplated by the applicable Debt Commitment Letter (including the flex provisions thereof) (“Alternative Financing”) as promptly as reasonably practicable following the occurrence of such event and the foregoing clauses (i) through (v) shall be applicable to the Alternative Financing. After the execution and delivery of the Debt Commitment Letter, Buyer Parent, Buyer and Merger Sub shall (1) comply in all material respects with the Debt Commitment Letter, (2) enforce in all material respects their rights under the Debt Commitment Letter and (3) not permit any material amendment or modification to be made to, or any waiver of any material provision or remedy under, the Debt Commitment Letter or the fee letter referred to in the Debt Commitment Letter without the prior written consent of the Company (which consent shall not unreasonably withheld, delayed or conditioned); provided that Buyer Parent, Buyer or Merger Sub may replace, amend or modify the Debt Commitment Letter (x) to add lenders, lead arrangers, bookrunners, syndication agents or similar entities which had not executed the Debt Commitment Letter as of the date of delivery thereof under Section 8.7(b), or (y) otherwise, in each case, so long as the terms would not, taken as a whole, materially delay or adversely impact in any material respect the ability of Buyer Parent, Buyer or Merger Sub to consummate the Transactions. In addition, notwithstanding anything in this Section 8.7 to the contrary, the Debt Commitment Letter may be superseded at the option of Buyer Parent, Buyer or Merger Sub after the date of delivery thereof under Section 8.7(b) but prior to the Closing Date by instruments (the “New Financing Commitments”) that replace the existing Debt Commitment Letter; provided that the terms of the New Financing Commitments shall not (x) expand the conditions to the Closing Date drawdown to the Debt Financing as set forth in the Debt Commitment Letter in any material respect, (y) reduce the amount of proceeds available to Buyer Parent, Buyer or Merger Sub, taking into account any increase in any other aspect of the Financing, including any equity financing, or (z) taken as a whole, materially delay or adversely impact in any material respect the ability of Buyer Parent, Buyer or Merger Sub to consummate the transactions contemplated hereby. In such event, the term “Debt Commitment Letter” as used herein shall be deemed to mean the New Financing Commitments to the extent then in effect. In the event that Buyer Parent obtains a Debt Commitment Letter in connection with an Alternative Financing or obtains New Financing Commitments, Buyer Parent may propose modifications to the Merger Agreement in accordance with the provision of Section 8.7(c). Buyer Parent, Buyer and Merger Sub shall provide notice to the Company promptly upon receiving the Financing or, if applicable, the Alternative Financing.
     (e) The Company and the Company Subsidiaries shall use reasonable best efforts to cooperate with Buyer, and shall use reasonable best efforts to cause its and their respective Representatives to cooperate, in connection with the arrangement of the Financing or Alternative Financing as may be reasonably requested by Buyer (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), including (i) participation at reasonable times in meetings, drafting sessions, presentations, road shows, and rating agency and due diligence sessions, (ii) furnishing Buyer Parent, Buyer and Merger Sub and their financing sources with (A) financial and other pertinent information regarding the Company as shall exist and be reasonably requested by Buyer and (B) the following financial statements and financial data: the audited balance sheet of the Company as of March 31, 2006, March 31, 2007 and March 31, 2008, and the audited statements of stockholders’ equity, income and cash flows of the Company for the fiscal years ended March 31, 2006, March 31, 2007 and March 31, 2008, in each case, with consolidating schedules for the U.S. Government Business and the Other Businesses, in each case, no later than June 22, 2008 (provided that if the Closing Date is July 31, 2008, such audit statements shall be provided no later than July 7, 2008, and if the Closing Date is later than July 31, 2008, no later than July 13, 2008) (the “Required Financial Information”); provided, however, that in the event that the Closing Date is on or after August 31, 2008, the Required Financial Information shall include the unaudited balance sheets of the Company as of June 30, 2007 and June 30, 2008, and the unaudited statements of stockholders’ equity, income and cash flows of the Company for the three months ended June 30, 2007 and June 30, 2008, in each case with the consolidating schedules for the U.S. Government Business and the Other Businesses, together with SAS reviews with respect thereto, if requested, which, in each case, shall be provided no later than the later of August 22, 2008 or forty-five (45) days following such request, (iii) ensuring that the applicable auditors shall not have withdrawn their audit opinion with respect to the Required Financial Information at any point during the period from the satisfaction or waiver of the PLR Condition to and including the Closing Date, (iv) reasonably assisting Buyer and its financing sources in the preparation of (A) offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents for any portion of the Financing or Alternative Financing, including prospectuses or offering memoranda, prepared in accordance with customary practices for an offering of debt securities registered under the Securities Act or made pursuant to Rule 144A under the Securities Act, as the case may be, in a manner consistent with the requirements of the Securities Act and the rules and regulations promulgated thereunder for such a registered offering and, in the case of an offering pursuant to Rule 144A, as customarily applied to such an offering, as the case may be, and (B) materials for rating agency presentations, (v) reasonably cooperating with the marketing efforts of Buyer and its financing sources for any portion of the Financing or Alternative Financing, (vi) reasonably cooperating with Buyer’s legal counsel in connection with any legal opinions that such legal counsel may be required to deliver in connection with the Financing, (vii) executing and delivering any definitive financing documents, including any pledge and security documents, other definitive financing documents, or other certificates or documents as may be reasonably requested by Buyer Parent, Buyer or Merger Sub (including a certificate of the chief financial officer of the Company with respect to solvency matters) and otherwise facilitating the pledging of, and granting, recording and perfection of security interests in share certificates, securities and other collateral to the extent required by the Debt Commitment Letter and using commercially reasonable efforts to deliver, as applicable, other customary certificates or representations reasonably requested by Buyer (including consents of accountants for use of their reports in any materials relating to the Financing), (viii) using commercially reasonable efforts to assist Buyer in obtaining accountants’ comfort letters, auditor’s reports in respect of audited financials and legal opinions, as reasonably requested by Buyer Parent, Buyer or Merger Sub, (ix) taking all actions reasonably necessary to (A) permit prospective financing providers involved in the Financing to evaluate the Company’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements and (B) establish bank and other accounts and blocked account agreements and lockbox arrangements in connection with the foregoing, (x) using commercially reasonable best efforts to assist Buyer Parent in satisfying the conditions to funding under the Commitment Letters, (xi) using reasonable best efforts to obtain customary payoff letters with respect to any debt facilities being repaid or terminated in connection with the Closing as may be requested by Buyer Parent, Buyer or Merger Sub (including those payoff letters contemplated by Section 6.6) and (xii) taking such corporate actions as shall be reasonably requested by Buyer to permit the consummation of the Financing and to permit the proceeds thereof to be made available at the Closing; provided that (A) none of the Company or any Company Subsidiary shall be required to incur any liability in connection with the Financing or Alternative Financing prior to the Effective Time (other than reasonable out-of-pocket costs, fees and expenses incurred in connection with its cooperation under this Section 8.7), including under any of the agreements, certificates or other documents to be delivered by the Company or its Subsidiaries pursuant to this Section 8.7(b), (B) the pre-Closing Board of Directors of the Company and the directors, managers and general partners of the Company Subsidiaries shall not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the Financing or Alternative Financing is obtained, (C) none of the Company or any Company Subsidiary shall be required to become subject to any obligations under any definitive financing documents, including any credit or other agreements, pledge or security documents, or other certificates, legal opinions or documents in connection with the Financing or Alternative Financing prior to the Effective Time, and (D) the Surviving Corporation shall defend and hold harmless the pre-Closing directors and officers of the Company and the Company Subsidiaries from and against any liability or obligation to providers of the Financing or Alternative Financing in connection with the Financing or Alternative Financing and any information provided in connection therewith. Except for the representations and warranties of the Company set forth in Article 4 of this Agreement, the Company shall not have any liability to Buyer Parent, Buyer or Merger Sub in respect of any financial statements, other financial information or data or other information provided pursuant to this Section 8.7. If this Agreement is terminated prior to the Effective Time, Buyer Parent and Buyer shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company or the Company Subsidiaries in connection with the Company’s cooperation under this Section 8.7(e) (which, for the avoidance of doubt, shall not include costs incurred in connection with the preparation of the Company’s audited financial statements or costs and expenses accrued prior to the date hereof).
     8.8 Investigation and Agreement by Buyer Parent, Buyer and Merger Sub; No Other Representations or Warranties. Each of Buyer Parent, Buyer and Merger Sub agrees that, except for the representations and warranties made by the Company that are expressly set forth in Article 4 of this Agreement or in the Ancillary Agreements, the Company does not make, and has not made, any representations or warranties in connection with the Merger and the other Transactions. Except as expressly set forth herein, no Person has been authorized by the Company to make any representation or warranty relating to the Company or any Company Subsidiary or their respective businesses, or otherwise in connection with the Merger and the other Transactions and, if made, such representation or warranty may not be relied upon as having been authorized by the Company. Without limiting the generality of the foregoing, each of Buyer Parent, Buyer and Merger Sub agrees that, except as provided in Article 4 or in the Ancillary Agreements, neither the Company, any holder of Equity Interests of the Company nor any of their respective Affiliates or Representatives, makes or has made any representation or warranty to Buyer Parent, Buyer or Merger Sub or any of their Representatives or Affiliates with respect to:
     (i) any forward-looking information such as projections, forecasts, estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the U.S. Government Business or the future business, operations or affairs of the U.S. Government Business heretofore or hereafter delivered to or made available to Buyer Parent, Buyer or Merger Sub or their respective Representatives or Affiliates; or
     (ii) any other information, statement or documents heretofore or hereafter delivered to or made available to Buyer Parent, Buyer or Merger Sub or their respective Representatives or Affiliates, including the information in the on-line data room, with respect to the Company or any of its Subsidiaries or the U.S. Government Business, except to the extent and as expressly covered by a representation and warranty made by the Company and contained in Article 4 of this Agreement or in the Ancillary Agreements.
     8.9 Additional Exchange Agreements.
     (a) The Company and Buyer Parent will cooperate with each other and the Rolling Stockholders in connection with the execution and delivery of the Exchange Agreements prior to the Exchange Date, and the consummation of the Initial Exchanges on the Exchange Date, in accordance with the terms of this Section 8.9(a). Without limiting the foregoing, if prior to the Exchange Date (x) an Entry Level Rolling Stockholder executes and delivers to Buyer Parent an Additional Rolling Stockholder Exchange Agreement substantially in the form of Exhibit C providing for an exchange of Company Common Shares and Company Stock Rights equal to at least 25% and no greater than 80% (which percentage shall be subject to reduction in the event that such Entry Level Rolling Stockholder is obligated to pay a portion of the proceeds to third parties and has not made satisfactory alternative arrangements to ensure sufficient free cash proceeds) of such Entry Level Rolling Stockholder’s Full Share Amount, or (y) a Lead Rolling Stockholder or Senior Rolling Stockholder executes and delivers to Buyer Parent an Additional Rolling Stockholder Exchange Agreement substantially in the form of Exhibit C providing for an exchange of Company Common Shares and Company Stock Rights equal to at least 40% and no greater than 80% (which percentage shall be subject to reduction in the event that such Lead Rolling Stockholder or Senior Rolling Stockholder is obligated to pay a portion of the proceeds to third parties and has not made satisfactory alternative arrangements to ensure sufficient free cash proceeds) of such Lead Rolling Stockholder’s or Senior Rolling Stockholder’s Full Share Amount, then Buyer Parent shall execute such Additional Exchange Agreement and deliver it to such Rolling Stockholder; provided, however, that if such delivery occurs after the date that is twenty-one (21) days prior to the Exchange Date (such date, the “Exchange Agreement Cut-Off Date”) and provides for the exchange of a number of Company Common Shares and Company Stock Rights that is greater than 40% of such Rolling Stockholder’s Full Share Amount, then such Rolling Stockholder shall only be permitted to exchange Company Common Shares and Company Stock Rights representing 40% of such Rolling Stockholder’s Full Share Amount unless Buyer Parent consents, in its sole discretion, to the exchange of the greater number of Company Common Shares and Company Stock Rights. In the event that any Rolling Stockholder executes and delivers to Buyer Parent an Existing Exchange Agreement or an Additional Rolling Stockholder Exchange Agreement providing for an exchange of such Rolling Stockholder’s Company Common Shares and Company Stock Rights in excess of 40% of such Rolling Stockholder’s Full Share Amount (the number of Company Common Shares and Company Stock Rights representing such excess, the “Excess Rolling Stockholder Rollover Share Number”) and the aggregate Excess Rolling Stockholder Rollover Number that Rolling Stockholders have elected to exchange pursuant to the Existing Exchange Agreements and the Additional Rolling Stockholder Exchange Agreements exceeds the sum of (x) 75,000 and (y) the amount, if any, by which the Discretionary Rolling Stockholder Cap exceeds the Requested Discretionary Rolling Stockholder Rollover Share Number, (the “Rolling Stockholder Cap”), Buyer Parent may reduce the Excess Rolling Stockholder Rollover Share Number of (i) the Senior Rolling Stockholders, in the aggregate, until the aggregate Excess Rolling Stockholder Rollover Share Number of all Rolling Stockholders does not exceed the Rolling Stockholder Cap; provided that any such reduction will be allocated first to those Senior Rolling Stockholders with greater Excess Rolling Stockholder Rollover Share Numbers so that no Senior Rolling Stockholder will be subject to such reduction until there is no other Senior Rolling Stockholder with a greater adjusted Excess Rolling Stockholder Rollover Share Number and the Senior Rolling Stockholders with the greatest adjusted Excess Rolling Stockholder Rollover Share Numbers will be subject to pro rata reduction and (ii), if, after giving effect to the reduction pursuant to clause (i) of this Section 8.9(a), the aggregate Excess Rolling Stockholder Rollover Number of all Rolling Stockholders pursuant to Existing Exchange Agreements and Additional

Rolling Stockholder Exchange Agreements exceeds the Rolling Stockholder Cap, the Lead Rolling Stockholders, in the aggregate, until the aggregate Excess Rolling Stockholder Rollover Share Number of all Rolling Stockholders does not exceed the Rolling Stockholder Cap; provided that any such reduction will be allocated first to those Lead Rolling Stockholders with greater Excess Rolling Stockholder Rollover Share Numbers so that no Lead Rolling Stockholder will be subject to such reduction until there is no other Lead Rolling Stockholder with a greater adjusted Excess Rolling Stockholder Rollover Share Number and the Lead Rolling Stockholders with the greatest adjusted Excess Rolling Stockholder Rollover Share Numbers will be subject to pro rata reduction and (iii) if, after giving effect to the reductions pursuant to clauses (i) and (ii) of this Section 8.9(a), the aggregate Excess Rolling Stockholder Rollover Number of all Rolling Stockholders pursuant to Existing Exchange Agreements and Additional Rolling Stockholder Exchange Agreements exceeds the Rolling Stockholder Cap, the Entry Level Rolling Stockholders, in the aggregate, until the aggregate Excess Rolling Stockholder Rollover Share Number of all Rolling Stockholders does not exceed the Rolling Stockholder Cap; provided that any such reduction will be allocated first to those Entry Level Rolling Stockholders with greater Excess Rolling Stockholder Rollover Share Numbers so that no Entry Level Rolling Stockholder will be subject to such reduction until there is no other Entry Level Rolling Stockholder with a greater adjusted Excess Rolling Stockholder Rollover Share Number and the Entry Level Rolling Stockholders with the greatest adjusted Excess Rolling Stockholder Rollover Share Numbers will be subject to pro rata reduction. Any reductions in a Rolling Stockholder’s Excess Rolling Stockholder Rollover Share Number will be applied in inverse order to the exchange order requirement set forth in such Rolling Stockholder’s Additional Rolling Stockholder Exchange Agreement. All Buyer Parent Securities received pursuant to the Exchange shall be subject to the terms and conditions of the Buyer Rollover Stock Option Plan and the Stockholders Agreement (including, but not limited to, any transfer, repurchase or forfeiture provisions).
     (b) The Company and Buyer Parent will cooperate with each other and the Discretionary Rolling Stockholders in connection with the execution and delivery of the Exchange Agreements prior to the Exchange Agreement Cut-Off Date, and the consummation of the Subsequent Exchanges on the Exchange Date, in accordance with the terms of this Section 8.9(b). Without limiting the foregoing, if prior to the Exchange Agreement Cut-Off Date, a Discretionary Rolling Stockholder executes and delivers to Buyer Parent a Discretionary Rolling Stockholder Exchange Agreement substantially in the form of Exhibit G providing for an exchange of Company Common Shares equal to no greater than such Discretionary Rolling Stockholder’s Individual Discretionary Rolling Stockholder Cap, then Buyer Parent shall execute such Additional Exchange Agreement and deliver it to such Discretionary Rolling Stockholder. For purposes of this Section 8.9(b), with respect to any Discretionary Rolling Stockholder, the “Individual Discretionary Rolling Stockholder Cap” shall mean 85% of such Discretionary Rolling Stockholder’s Full Share Amount; provided, however, that if such Discretionary Rolling Stockholder elects to exchange a number of Company Common Shares in excess of the number of Company Common Shares that such Discretionary Rolling Stockholder held prior to the Acceleration, then the Individual Discretionary Rolling Stockholder Cap with respect to such Discretionary Rolling Stockholder shall be reduced by that number of Company Common Shares equal to (x) that amount of Taxes required to be withheld by the Company with respect to such Discretionary Rolling Stockholder in connection with the Transactions divided by (y) the Full Cash Amount; provided, further, that such Individual Rolling Stockholder Cap may be further reduced in the event that such Discretionary Rolling Stockholder is obligated to pay a portion of the proceeds to third parties and has not made satisfactory alternative arrangements to ensure sufficient free cash proceeds. In the event that the aggregate number of the Company Common Shares elected to be exchanged by the Discretionary Rolling Stockholders pursuant to executed Discretionary Rolling Stockholder Exchange Agreements (the “Requested Discretionary Rolling Stockholder Rollover Share Number”) exceeds 125,000 (the “Discretionary Rolling Stockholder Cap”), Buyer Parent may reduce the number of Company Common Shares to be exchanged by each Discretionary Rolling Stockholder on pro rata basis based on the number of Company Common Shares that each Discretionary Rolling Stockholder elected to exchange until the Requested Discretionary Rolling Stockholder Rollover Share Number does not exceed the Discretionary Rolling Stockholder Cap. Any reductions in the Company Common Shares to be exchanged by a Discretionary Rolling Stockholder will be applied in inverse order to the exchange order requirement set forth in such Discretionary Rolling Stockholder’s Discretionary Rolling Stockholder Exchange Agreement. All Shares of Buyer Parent Non-Voting Common Stock received pursuant to the Exchange shall be subject to the terms and conditions of the Stockholders Agreement.
ARTICLE 9
CONDITIONS TO MERGER
     9.1 Conditions to the Obligations of Each Party. The obligations of the Company, Buyer Parent, Buyer and Merger Sub to consummate the Merger are subject to the satisfaction of the following conditions:
     (a) the Company Stockholder Approval shall have been obtained;
     (b) the waiting period (and any extension thereof) applicable to the Transactions under the HSR Act shall have been terminated or shall have expired;
     (c) no temporary restraining order, preliminary or permanent injunction or other judgment, Order or decree issued by a court or agency of competent jurisdiction that prohibits the consummation of any of the Transactions shall have been issued and remain in effect, and no Law shall have been enacted, issued, enforced, entered, or promulgated that prohibits or makes illegal the consummation of the Merger or any of the other Transactions;
     (d) the Acceleration, the Contribution, the Sale and the Spin Off shall have been consummated; and
     (e) The IRS shall have granted the Company a Sufficient Ruling.
     9.2 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver in writing by the Company of the following further conditions:
     (a) The representations and warranties of Buyer Parent, Buyer and Merger Sub contained (i) in Article 5 of this Agreement (other than the representations and warranties set forth in Sections 5.1(a), 5.2, 5.6 (excluding Section 5.6(f)) and 5.9) shall be true and correct (determined without regard to any qualifications or limitations as to materiality, Buyer Material

Adverse Effect or words of similar import) as of the Closing Date as if made on and as of the Closing Date (or, if given as of a specific date, at and as of such date), except where the failure or failures of any such representations and warranties to be so true and correct have not had and would not be reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect and (ii) in Sections 5.1(a), 5.2, 5.6 (excluding Section 5.6(f)) and 5.9 shall be true and correct in all material respects as of the Closing Date as if made on and as of the Closing Date (or, if given as of a specific date, at and as of such date). Buyer Parent, Buyer and Merger Sub shall have performed and complied with and observed in all material respects all covenants and agreements required by this Agreement to be performed or complied with or observed by it on or prior to the Closing. Buyer Parent, Buyer and Merger Sub shall each have delivered to the Company a certificate from a duly authorized officer of Buyer Parent, Buyer and Merger Sub, as applicable, dated the Closing Date, to the foregoing effect.
     (b) Buyer and the Escrow Agent shall have entered into the Escrow Agreement, and (other than due to the failure of the Seller Representative to execute and deliver the Escrow Agreement) the Escrow Agreement shall be in full force and effect as of the Closing.
     (c) The Exchanges shall have been consummated in accordance with the applicable Exchange Agreements.
     (d) Buyer Parent and Guarantor shall have executed and delivered to the Company each Ancillary Agreement to which it is a party (in form and substance substantially as attached hereto or to the Spin Off Agreement, as the case may be), and (other than due to the failure of the other parties thereto to execute and deliver the applicable Ancillary Agreement) each such Ancillary Agreement shall be in full force and effect as of the Closing.
     9.3 Conditions to the Obligations of Buyer Parent, Buyer and Merger Sub. The obligations of Buyer Parent, Buyer and Merger Sub to consummate the Merger are subject to the satisfaction or waiver in writing by Buyer of the following further conditions:
     (a) The representations and warranties of the Company contained (i) in Article 4 of this Agreement (other than Sections 4.1(a), 4.2, 4.5(a), 4.5(b) (excluding clauses (iv) and (v)), 4.5(c), 4.15 and 4.22) shall be true and correct (determined without regard to any qualifications or limitations as to materiality, Company Material Adverse Effect or words of similar import) as of the Closing Date as if made on and as of the Closing Date (or, if given as of a specific date, at and as of such date), except where the failure or failures of any such representations and warranties to be so true and correct have not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect and (ii) in Sections 4.1(a), 4.2, 4.5(a), 4.5(b) (excluding clauses (iv) and (v)), 4.5(c), 4.15 and 4.22 of this Agreement shall be true and correct in all material respects as of the Closing Date as if made on and as of the Closing Date (or, if given as of a specific date, at and as of such date). The Company shall have performed and complied with and observed in all material respects all covenants and agreements required by this Agreement to be performed or complied with or observed by it on or prior to the Closing. The Company shall have delivered to Buyer Parent, Buyer and Merger Sub a certificate from a duly authorized officer of the Company, dated the Closing Date, to the foregoing effect.

     (b) From the date of this Agreement to the Closing, there shall not have occurred any action, event, occurrence, development, result, condition, fact, change, violation, or effect that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
     (c) The Seller Representative and the Escrow Agent shall have entered into the Escrow Agreement, and (other than due to the failure of Buyer to execute and deliver the Escrow Agreement) the Escrow Agreement shall be in full force and effect as of the Closing.
     (d) The Rolling Stockholders and Discretionary Rolling Stockholders other than the Merger Rolling Stockholders shall have entered into the Stockholders Agreement, and (other than due to the failure of Buyer Parent or the Guarantor to execute and deliver the Stockholders Agreement, and other than with respect to the Merger Rolling Stockholders) the Stockholders Agreement shall be in full force and effect as of the Closing.
     (e) Taking into account (i) the Exchanges consummated in accordance with the applicable Exchange Agreements and (ii) any conversion of Company Common Shares or Company Stock Rights for Exchange Equity to be consummated pursuant to Section 3.3(d) of this Agreement, (i) the Rolling Stockholders shall be exchanging or converting, collectively, that number of Company Common Shares or Company Stock Rights equal to no less than forty percent (40%) of such Rolling Stockholders’ Full Share Amount, and (ii) eighty percent (80%) of the Rolling Stockholders shall have entered into Exchange Agreements; provided, however, that this condition shall be deemed satisfied if the failure of a sufficient number of Company Common Shares or Company Stock Rights to be exchanged or converted (assuming the occurrence of the Closing) resulted from the failure of Buyer Parent, Buyer or Merger Sub to perform or comply with any of its covenants or agreements in this Agreement.
     (f) The Company shall have delivered to Buyer duly executed counterparts of each of the Ancillary Agreements to which it or any of its Affiliates is a party (including the Newco-GmbH Assignment, Assumption and Release Agreement and Guaranty, in the forms set forth on Exhibit H, and the executed amendments to the recharge agreements and the recharge agreement in the forms set forth on Exhibit G, and excluding the Escrow Agreement, the Stockholders Agreement and the Exchange Agreements, which shall be subject to Sections 9.3(c), (d) and (e), respectively) executed by each of the applicable parties thereto, in each case, in form and substance substantially as attached hereto or to the Spin Off Agreement, as the case may be, and (other than due to the failure of any party thereto other than the Company or any of its Affiliates to execute and deliver the applicable Ancillary Agreement) each such agreement shall be in full force and effect as of the Closing.
     (g) Subject to waiver of this condition pursuant to Section 8.7(c), Buyer Parent shall have obtained the proceeds of an Acceptable Debt Financing.
ARTICLE 10
TAX MATTERS

     10.1 Tax Indemnity.
     (a) Subject to the provisions of this Article 10, from and after the Closing, Buyer Parent, its Subsidiaries (including the Company and the U.S. Government Subsidiaries) and each of their respective Affiliates, and each of the respective officers, directors, employees, agents, advisers and Representatives of any of the foregoing and each of the heirs, executors, successors and assigns of any of the foregoing (the “Buyer Indemnified Parties”) shall be indemnified solely from the Indemnification Escrow Funds and as an offset against the Deferred Obligation Amount from and against (i) Pre-Closing Taxes (except to the extent such Pre-Closing Taxes were reflected in the Final Pre-Closing Taxes) and (ii) in respect of any exercise of any Company Stock Rights after the date hereof and prior to the effective time of the Acceleration, the product of (x) the excess of (A) any deductions that would have arisen with respect to compensation related to, arising out of or in connection with the exercise of such Company Stock Rights pursuant to the Acceleration over (B) any deductions that actually arose with respect to compensation related to, arising out of or in connection with such exercise of such Company Stock Rights prior to the effective time of the Acceleration multiplied by (y) 0.2732. The Buyer Indemnified Parties shall not be entitled to any indemnification pursuant to this Article 10 and Article 11 in excess of, in the aggregate, an amount equal to the sum of the Indemnification Escrow Funds plus the Indemnification Sub-Limit and the Buyer Indemnified Parties’ sole recourse with respect to any amounts owed to them pursuant to this Article 10 shall be the Indemnification Escrow Funds and as an offset against the Deferred Obligation Amount.
     (b) The ability of any Buyer Indemnified Party to receive indemnification under this Section 10.1 shall terminate on the date that is ninety (90) days following the expiration of all applicable statutes of limitation with respect to the relevant Pre-Closing Taxes (giving effect to any waiver or extension thereof) (the “Termination Date”) unless a Buyer Indemnified Party has made a proper claim for indemnification pursuant to this Article 10 prior to the Termination Date, in which case such claim for Pre-Closing Taxes incurred (and only such claim for such Pre-Closing Taxes incurred), if unresolved by the Termination Date, shall continue until the claim is fully resolved.
     10.2 Allocation Between Partial Periods. Any Taxes for a Tax period beginning before, and ending after, the Closing Date shall be apportioned between the portion of such period ending on the Closing Date (the “Pre-Closing Partial Period”) and the portion of such period beginning after the Closing Date (the “Post-Closing Partial Period”) based on the actual activities, taxable income or taxable loss of the applicable entity during such Pre-Closing Partial Period and such Post-Closing Partial Period on a closing of the books basis.
     10.3 Tax Refunds. Buyer Parent shall promptly pay the Sellers, pro rata in accordance with their respective Escrow Percentages, any Tax refund, credit or similar benefit (including any interest paid or credited with respect thereto) received by Buyer Parent or its Subsidiaries attributable to any Pre-Closing Tax; provided that Buyer Parent shall be entitled to retain any such refund, credit or benefit to the extent that the Buyer Indemnified Parties have borne Pre-Closing Taxes, net of any other retained refunds, credits or benefits pursuant to this Section 10.3, that were not indemnified under this Article 10 or that were not reflected in the Final Pre-Closing Taxes. For the avoidance of doubt, Buyer Parent shall be entitled to retain any refund, credit or benefit that is attributable to any Excluded Deductions. Buyer Parent shall, if the Seller

Representative so requests and at the Seller Representative’s expense, cause Buyer Parent or any of its Affiliates to use commercially reasonable efforts to obtain and expedite the receipt of any refund to which the Sellers are entitled pursuant to this Section 10.3.
     10.4 Contests and Audits.
     (a) Upon the receipt by Buyer Parent or any of its Affiliates of any pending or threatened Tax audit or assessment with respect to which an indemnification claim could be made pursuant to this Article 10, Buyer shall promptly notify the Seller Representative in writing of the receipt of such notice. Such notice shall contain factual information describing the asserted Tax liability in reasonable detail and shall include copies of any notice or other document received from any taxing authority in respect of any such asserted Tax liability. If Buyer fails to give the Seller Representative prompt notice of any asserted Tax liability as required by this Section 10.4, then the Buyer Indemnified Parties shall not be entitled to an indemnification with respect to such Tax liability to the extent that such failure adversely affects the rights or ability of the Seller Representative or the Sellers to fully contest such asserted Tax liability.
     (b) The Seller Representative shall have the right to control, and to represent the interests of all affected taxpayers in, any Tax audit or administrative, judicial or other proceeding that could give rise to an indemnity payment under this Article 10 and to employ counsel of its choice; provided, however, that the Seller Representative shall (i) provide Buyer Parent with a timely copy of all documents (or portions thereof) relating to such audit, examination or proceeding, (ii) consult with Buyer Parent with respect to any written submissions in connection with such audit, examination or proceeding, (iii) provide Buyer Parent with the right to participate, at Buyer Parent’s cost and expense, in any conference with any taxing authority regarding such audit, examination or proceeding, and (iv) not enter into any settlement thereof without the written consent of Buyer Parent, which shall not be unreasonably or untimely withheld. Buyer Parent shall control any audit, examination or proceeding (or portion thereof) of the Company and the Company Subsidiaries (other than the Other Subsidiaries) that does not relate to Taxes for which the Buyer Indemnified Parties are entitled to indemnification under Section 10.1.
     (c) Buyer Parent and its Subsidiaries shall execute and deliver to the Seller Representative, promptly upon request, powers of attorney authorizing the Seller Representative to extend statutes of limitations, receive refunds, negotiate settlements and take such other actions that the Seller Representative reasonably considers to be appropriate in exercising its control rights pursuant to this Section 10.4, and any other documents reasonably necessary to effect the exercising of such control rights.
     10.5 Cooperation, Retention and Tax Reporting.
     (a) Each of Buyer Parent and its Subsidiaries, on the one hand, and the Seller Representative, on the other hand, shall provide the other party promptly upon request with such cooperation and assistance, documents and other information, without charge, as may reasonably be requested by the other party in connection with (i) the preparation, filing or review of any original or amended Tax Return or any other filing with any taxing authority, (ii) the conduct of any audit or other examination or any judicial or administrative proceeding involving to any extent Taxes or Tax Returns within the scope of this Agreement, or (iii) the verification by the other party of an amount payable hereunder to, or receivable hereunder from, another party. Such cooperation and assistance shall include, without limitation: (i) the provision on demand of books, records, Tax Returns, documentation or other information relating to any relevant Tax Return, (ii) the execution of any document that may be necessary or reasonably helpful in connection with the filing of any Tax Return, or in connection with any audit, proceeding, suit or action of the type generally referred to in the preceding sentence, including, without limitation, the execution of powers of attorney and extensions of applicable statutes of limitations, (iii) the prompt and timely filing of appropriate claims for refund, and (iv) the use of commercially reasonable efforts to obtain any documentation from a governmental authority or a Third Party that may be necessary or helpful in connection with the foregoing. Each party shall make its and its Affiliates’ employees and facilities available on a mutually convenient basis to facilitate such cooperation.
     (b) Buyer Parent shall cause the Company to comply with its obligations under Section 5.06(b) of the Spin Off Agreement.
     (c) Buyer Parent shall retain or cause to be retained all Tax Returns and all books, records, schedules, workpapers and other documents relating thereto with respect to taxable periods ending on or prior to the Closing Date, until the Termination Date (as extended for any unresolved claim made prior to the Termination Date). Buyer Parent shall promptly notify the Seller Representative of any waivers, extensions or expirations of applicable statutes of limitations.
     (d) The parties acknowledge and agree that the exchange and/or cash-out of the Company Class A Shares pursuant to Article 3 (as distinct from the Acceleration) shall not lead to the recognition of ordinary income by the holders thereof, and accordingly the Surviving Corporation and its Affiliates shall, and the Buyer Parent shall cause the Surviving Corporation and its Affiliates to, file Tax Returns consistently and shall not take any compensation deduction with respect thereto.
     10.6 Valuation. The parties hereto agree that the fair market value of the Newco Shares to be distributed to the Company Stockholders in the Spin Off, for U.S. federal and applicable state income Tax purposes, shall be determined by Buyer, Newco and the Company, which determination, absent manifest error, shall be (i) within the range of valuations set forth in the Valuation Opinion, (ii) not less than the amount of the Target NAV set forth in the Spin Off Agreement, and (iii) not less than the reasonable estimated valuation of Newco implied by the value of the Government Buy-Back Consideration (as defined in the Spin Off Agreement). The parties agree that they shall not, and shall not permit their Affiliates to, take a position on any Tax Return or in the calculation of Pre-Closing Taxes pursuant to Section 3.7 that is inconsistent with such determination.
     10.7 Tax Returns. Ten (10) Business Days prior to the due date for filing any Tax Return relating to Pre-Closing Taxes, Buyer Parent shall provide such Tax Return to the Seller Representative for its review and comment. Within ten (10) days following delivery of such draft Tax Return, the Seller Representative shall have the right to object in writing to any item on any such draft Tax Return affecting Pre-Closing Taxes. Unless such written notice of objection to such Tax Return is delivered within such ten (10) day period, such Tax Return shall be final and binding on the parties without further adjustments. If the Seller Representative so objects and Buyer Parent rejects any such objections, the parties shall resolve their dispute by presenting such dispute to an accounting firm of national reputation mutually agreeable to Buyer Parent and the Seller Representative (the “Tax Accountant”); provided that, with respect to a dispute under Section 3.9(a), such Tax Accountant may be different than the Tax Accountant retained for other disputes, if mutually agreed. The Tax Accountant will resolve the dispute in a fair and equitable manner within ten (10) days after the parties to such dispute have presented their arguments to the Tax Accountant, whose decision shall be final, conclusive and binding on the parties; provided that, with respect to a dispute as to whether the IRS has delivered a favorable ruling pursuant to the PLR Request pursuant to Section 3.9(a) (but not any dispute with respect to the PLR Amount or the application of the private letter ruling granted in response to the PLR Request), such Tax Accountant’s determination shall not be deemed final, binding and conclusive on the parties unless the Tax Accountant shall have delivered a “should” level opinion to the Company as to the favorable treatment requested in the PLR Request; and provided further, however, that if such Tax Accountant shall have delivered a “more likely than not” opinion (but not a “should” opinion) to the Company as to whether the IRS has delivered a favorable ruling pursuant to the PLR Request, the Tax Accountant shall be deemed (for purposes of this Agreement) to have determined that the PLR Amount equals the sum of the Undisputed PLR Amount and half of the PLR Escrow Amount. If the Tax Accountant does not resolve all differences between the parties with respect to such Tax Return at least two (2) days prior to the due date therefor, such Tax Return shall be filed as prepared by Buyer Parent and amended to reflect the Tax Accountant’s resolution and shall be final and binding on the parties without further adjustment. The fees and expenses of the Tax Accountant shall be borne equally by Buyer Parent and the Seller Representative. The preparation and filing of any Tax Return with respect to the Company or the Company Subsidiaries (other than the Other Subsidiaries) other than a Tax Return relating to Pre-Closing Taxes shall be exclusively within the control of Buyer Parent. No such Tax Returns relating to Pre-Closing Taxes may be amended without the Seller Representative’s approval, not to be unreasonably or untimely withheld.
     10.8 Payments from Indemnification Escrow Account. In the event that any Buyer Indemnified Party is entitled to indemnification for Losses, or is otherwise entitled to payment, under this Article 10 or Article 11 (including Section 11.8), within two (2) Business Days of the final determination of the merits and amount of such indemnifiable Losses, Buyer and the Seller Representative shall issue joint written instructions to the Escrow Agent authorizing the distribution from the Indemnification Escrow Account of an amount equal to such Losses to such Buyer Indemnified Party.
     10.9 Release of Indemnification Escrow Amount. On the first (1st) anniversary of the Closing Date, after the payment to the Buyer Indemnified Parties of any amounts due and owing pursuant to Article 10 and Article 11 (including Section 11.8), Buyer and the Seller Representative shall direct the Escrow Agent to release to the Sellers, pro rata in accordance with their respective Escrow Percentages, the portion of the Indemnification Escrow Funds in excess of the Pending Claims Amount on such date. Thereafter, as soon as reasonably practicable after the resolution of each such outstanding claim, if any, but in no event later than five (5) Business Days thereafter, the Seller Representative and Buyer shall each direct the Escrow Agent, after disbursement to the Buyer Indemnified Parties of the applicable portion of the Indemnification Escrow Funds, if any, pursuant to this Agreement in connection with such resolution, to release to the Sellers, pro rata in accordance with their respective Escrow Percentages, all remaining Indemnification Escrow Funds in excess of the remaining aggregate amount of the Pending Claims Amount prior to such date.
     10.10 Adjustment to Purchase Price. Buyer Parent, the Company, their respective Affiliates and Sellers shall treat any and all payments under Article 10 as an adjustment to the purchase price for Tax purposes unless otherwise required by Law.
ARTICLE 11
INDEMNIFICATION
     11.1 Indemnification.
     (a) Subject to the provisions of this Article 11 (including Section 11.8), from and after the Closing, the Buyer Indemnified Parties shall be indemnified solely from the Indemnification Escrow Funds and through offset against the Deferred Obligation Amount from and against all Losses that the Buyer Indemnified Parties incur arising from (i) any breach of any representation or warranty of the Company in Sections 4.2, 4.5(a), 4.5(b) (excluding clauses (iv) and (v)), 4.5(c), 4.7(a), 4.7(c), 4.11, 4.17(d)(vii), 4.17(d)(viii) and 4.27, in each case, as of the date hereof or as of the Closing Date, except in the case of a representation or warranty that speaks expressly as of a specific date or dates, which representation or warranty shall speak only as of such date or dates, (ii)(A) any failure of the Sellers (or, prior to the Closing, the Company) to perform in all material respects any covenant or agreement of the Sellers or the Company under Sections 2.1, 2.4, 7.3, 8.2, 8.3, 8.4 and 8.5(b) and Article 6 of this Agreement or (B) any failure of the Company prior to the Closing to perform in all material respects any covenant or agreement of the Company under the Spin Off Agreement, (iii) any Taxes indemnifiable by Newco pursuant to Section 5.06 of the Spin Off Agreement, the Assumed Liabilities (as defined in the Spin Off Agreement), or any breach by Newco of any Ancillary Agreement if (x) Newco is bankrupt or insolvent and (y) Newco fails to satisfy such liabilities in accordance with the terms and conditions of the Spin Off Agreement or such Ancillary Agreement, as the case may be, within thirty (30) days of written notice thereof by a Buyer Indemnified Party, and (iv) any Transition Restructuring Costs of the Company and the U.S. Government Subsidiaries. The Buyer Indemnified Parties shall not be entitled to any indemnification pursuant to this Article 10 and Article 11 in excess of, in the aggregate, an amount equal to the sum of the Indemnification Escrow Funds plus the Indemnification Sub-Limit and the Buyer Indemnified Parties’ sole recourse with respect to any amounts owed to them pursuant to this Article 11 shall be the Indemnification Escrow Funds and through offset against the Deferred Obligation Amount. For the avoidance of doubt, any claim involving or related to Taxes (other than those referred to in clause (iii) above) shall be governed exclusively by Article 10 and shall not be subject to any exclusion or deduction set forth in this Article 11.
     (b) The ability of any Buyer Indemnified Party to receive indemnification under this Section 11.1 shall terminate on the Termination Date, or any applicable earlier date set forth in Section 13.2, unless a Buyer Indemnified Party has made a proper claim for indemnification pursuant to this Article 11 prior to the applicable date, in which case such claim, if unresolved by the applicable date, shall continue until the claim is fully resolved.
     (c) Except with respect to (x) inaccuracies in or breaches of the representations and warranties contained in Sections 4.2, 4.5(a), 4.5(b) (excluding clauses (iv) and (v)), 4.5(c), 4.11(l) and 4.11(m) and (y) the matters set forth in Sections 11.1(a)(ii), 11.1(a)(iii), and 11.1(a)(iv), which inaccuracies, breaches and matters shall not be subject to any deductible or exclusion under this sentence, the Buyer Indemnified Parties shall not be indemnified for Losses under Section 11.1(a) until the aggregate amount of all such Losses exceeds an amount (the “Basket”) equal to $15,000,000.
     (d) Except with respect to (x) inaccuracies in or breaches of the representations and warranties contained in Sections 4.2, 4.5(a), 4.5(b) (excluding clauses (iv) and (v)), 4.5(c), 4.11(l), 4.11(m), 4.17(d)(vii), 4.17(d)(viii) and 4.27 and (z) the matters set forth in Sections 11.1(a)(ii), 11.1(a)(iii) and 11.1(a)(iv), which inaccuracies, breaches and matters shall not be subject to any claim threshold under this sentence, no Losses may be claimed by a Buyer Indemnified Party under Section 11.1(a), or included in calculating whether any Losses exceed the Basket, other than Losses that, together with other indemnifiable Losses arising out of the same or a series of related facts, events or circumstances, exceed $500,000 in which case all such indemnifiable Losses (including the first $500,000) may be claimed, subject to the terms and conditions of this Article 11, including Section 11.1(c), if applicable.
     (e) No Losses arising from any inaccuracy or breach of any representation or warranty of the Company in Section 4.17(d)(vii), 4.17(d)(viii) or 4.27 may be claimed by a Buyer Indemnified Party under Section 11.1(a), or included in calculating whether any Losses exceed the Basket, unless such indemnifiable Losses with respect any single fiscal year of the Company exceed $1,000,000, in which case all such indemnifiable Losses with respect to such fiscal year (including the first $1,000,000) may be claimed, subject to the terms and conditions of this Article 11, including Section 11.1(c).
     (f) For purposes of this Article 11, (i) any inaccuracy in or breach of any representation or warranty shall be determined without regard to (x) any materiality, “Company Material Adverse Effect” or similar qualification (other than those contained in Section 4.7) and in the first sentences of Section 4.11(a) and Section 4.11(b)), and (y) any qualification or requirement that a matter be or not be “reasonably expected” to occur, to the extent related to any materiality, “Company Material Adverse Effect” or similar qualification, (ii) any materiality qualification in Section 4.7 shall not be disregarded, (iii) any “Company Material Adverse Effect”, materiality or similar qualification in the first sentences of Section 4.11(a) and Section 4.11(b) shall be read as a qualification as to materiality, (iv) any inaccuracy in or breach of any representation or warranty in Section 4.27(b), shall be determined without regard to any disclosure in the Company Disclosure Schedule including any disclosure in Section 4.27(b) of the Company Disclosure Schedule and (v) notwithstanding Section 13.14(b), any inaccuracy in or breach of any representation or warranty in Section 4.27(a) shall be determined without regard to any disclosure in the Company Disclosure Schedule other than those items specifically set forth in Section 4.27(a) of the Company Disclosure Schedules.

     (g) Notwithstanding anything to the contrary contained in this Article 11 or Article 10, nothing herein shall limit the Surviving Corporation’s or any of its applicable Affiliates’ (including Buyer Parent and Buyer) rights to seek indemnification, money damages or to otherwise enforce the Spin Off Agreement or any other Ancillary Agreement in accordance with its terms; provided that the Surviving Corporation and its applicable Affiliates shall not be entitled to recover for any given Loss more than once.
     11.2 Indemnification Procedures. Claims for indemnification under this Agreement (other than claims involving Tax matters, the procedures for which are set forth in Article 10) shall be asserted and resolved as follows:
     (a) Any Buyer Indemnified Party claiming indemnification under this Agreement with respect to any claim asserted against the Buyer Indemnified Party by a Third Party (“Third Party Claim”) in respect of any matter that may be subject to indemnification under Section 11.1 shall promptly (i) notify the Seller Representative of the Third Party Claim and (ii) transmit to the Seller Representative a written notice (“Claim Notice”) describing in reasonable detail the nature of the Third Party Claim, a copy of all court papers served with respect to such claim (if any), the Buyer Indemnified Party’s good faith estimate of the amount of Losses that are or may be attributable to the Third Party Claim and the basis of the Buyer Indemnified Party’s request for indemnification under this Agreement. Failure to timely provide such Claim Notice shall not affect the right of the Buyer Indemnified Party’s indemnification hereunder, except to the extent the Sellers are prejudiced by such delay or omission.
     (b) The Sellers shall have the right to defend the Buyer Indemnified Party against such Third Party Claim so long as (i) the Seller Representative acknowledges in writing its obligation (solely through the Indemnification Escrow Funds and as an offset against the Deferred Obligation Amount) to indemnify the Buyer Indemnified Parties for Losses related to such Third Party Claim or (ii) the Seller Representative agrees (solely through the Indemnification Escrow Funds and as an offset against the Deferred Obligation Amount) to bear the cost of one separate counsel to the Buyer Indemnified Parties, who shall be entitled to participate in (but shall not have the right to control) the defense of such Third Party Claim, in each case if the aggregate remaining Indemnification Escrow Funds plus the aggregate remaining Indemnification Sub-Limit are sufficient to satisfy greater than 50% of the Losses reasonably likely to arise from such Third Party Claim, considering all prior claims for indemnification and claims for payment made under Article 10 and this Article 11 (including Section 11.8), unless such claim relates to the DCAA Audits or other similar investigations, litigations, actions, suits, claims, arbitrations, or proceedings, whether civil, criminal or administrative, by any Governmental Entity, which claims shall be subject to Section 11.2(c) below. If the Sellers have the right to and the Seller Representative notifies the Buyer Indemnified Party that the Sellers elect to assume the defense of the Third Party Claim without acknowledging the obligations in clause (i) of the preceding sentence, then the Sellers shall have the right to defend such Third Party Claim with counsel selected by the Seller Representative, at the sole cost and expense of Seller Representative (without reimbursement from the Indemnification Escrow Funds or the Indemnification Sub-Limit); provided that counsel for the Sellers who shall conduct the defense of such Third Party Claim shall be reasonably satisfactory to the Buyer Indemnified Party, and the Buyer Indemnified Party may participate in (but not control) such defense at its expense; provided, however, that if (x) the Seller Representative agrees to do so pursuant to clause (ii)

above or (y) the Buyer Indemnified Party reasonably concludes upon the advice of counsel that there exists one or more defenses or counterclaims available to the Buyer Indemnified Party that are inconsistent with one or more of those that may be available to the Sellers in respect of such Third Party Claim, the Seller Representative shall (solely through the Indemnification Escrow Funds and as an offset against the Deferred Obligation Amount) bear the cost of one counsel with respect to such Third Party Claim. The Seller Representative shall have control of such defense and proceedings, including any compromise or settlement thereof; provided that the Seller Representative shall not enter into any settlement agreement without the prior written consent of the Buyer Indemnified Party (which consent if the Seller Representative has acknowledged its obligation (solely through the Indemnification Escrow Funds and as an offset against the Deferred Obligation Amount) to indemnify the Buyer Indemnified for the applicable Losses shall not be unreasonably withheld, conditioned, or delayed, but if Seller Representative has not acknowledged such obligation may be withheld in the sole discretion of the Buyer Indemnified Party); provided, further, that such consent shall not be required if (i) the settlement agreement contains a complete, irrevocable and unconditional release by all claimants asserting the claim from all liability to all Buyer Indemnified Parties affected by the claim, (ii) the settlement agreement does not contain any sanction, restriction or other injunctive or non-monetary relief affecting the Buyer Indemnified Party or its Affiliates, (iii) the aggregate remaining Indemnification Escrow Funds plus the aggregate remaining Indemnification Sub-Limit are sufficient to satisfy in full all but $500,000 of the Losses contemplated by such settlement agreement and (iv) the Seller Representative has acknowledged its obligation (solely through the Indemnification Escrow Funds and as an offset against the Deferred Obligation Amount) for the applicable Losses. If requested by the Seller Representative, the Buyer Indemnified Party agrees, at the sole cost and expense of the Seller Representative, to cooperate with the Seller Representative and its counsel in contesting any Third Party Claim which the Seller Representative elects to contest. If the Buyer Indemnified Party reasonably determines that the aggregate remaining Indemnification Escrow Funds plus the aggregate remaining Indemnification Sub-Limit are insufficient to satisfy greater than 50% of the Losses reasonably likely to arise from such Third Party Claim, considering the Settled Claims Amount and the Pending Claims Amount, then the Buyer Indemnified Party shall have the right at all times to take over and control the defense, settlement, negotiation or litigation relating to any such Third Party Claim at the cost of the Sellers solely through the Indemnification Escrow Funds and as an offset against the Deferred Obligation Amount; provided that if the Buyer Indemnified Party does so take over and control, the Buyer Indemnified Party shall not settle such Third Party Claim without the written consent of the Sellers, such consent not to be unreasonably withheld or delayed; provided, further, that such consent shall not be required if (i) less than $500,000 of Indemnification Escrow Funds and the Indemnification Sub-Limit remain available to satisfy the contemplated settlement and (ii) the compromise or settlement agreement does not contain any sanction, restriction or other injunctive or non-monetary relief affecting the Seller Representative, any Seller or any of their respective Representatives.
     (c) Buyer shall have the right to defend against and be reimbursed out of the Indemnification Escrow Funds and as an offset against the Deferred Obligation Amount for its reasonable cost and expense (but only if the Buyer Indemnified Party is actually entitled to indemnification in respect of such Third Party Claim hereunder) in connection with, any Third Party Claim that relates to the DCAA Audits or other similar investigations, litigations, actions, suits, claims, arbitrations, or proceedings, whether civil, criminal or administrative, by any

Governmental Entity. Buyer shall have the right to defend such Third Party Claim with counsel selected by Buyer; provided that counsel for Buyer who shall conduct the defense of such Third Party Claim shall be reasonably satisfactory to the Seller Representative, and the Seller Representative may participate in (but not control) such defense at its expense. Buyer shall have control of such defense and proceedings, including any compromise or settlement thereof; provided that the Buyer shall not enter into any settlement agreement without the prior written consent of the Seller Representative (which consent shall not be unreasonably withheld, conditioned, or delayed); provided, further, that such consent shall not be required if (i) less than $500,000 of Indemnification Escrow Funds and the Indemnification Sub-Limit remain available to satisfy the contemplated settlement and (ii) the compromise or settlement agreement does not contain any sanction, restriction or other injunctive or non-monetary relief affecting the Seller Representative, any Seller or any of their respective Representatives. If requested by Buyer, the Seller Representative agrees, at its sole cost and expense (which shall be satisfied solely out of the Indemnification Escrow Account and as an offset against the Deferred Obligation Amount), to cooperate with Buyer and its counsel in contesting any Third Party Claim subject to this Section 11.2(c).
     (d) If the Seller Representative fails to notify the Buyer Indemnified Party within fifteen (15) days after receipt of any Claim Notice that the Seller Representative elects to defend the Buyer Indemnified Party pursuant to Section 11.2(b), then the Buyer Indemnified Party shall have the right to defend, and be reimbursed out of the Indemnification Escrow Funds and as an offset against the Deferred Obligation Amount for its reasonable cost and expense (but only if the Buyer Indemnified Party is actually entitled to indemnification in respect of such Third Party Claim hereunder), the Third Party Claim by all appropriate proceedings, which proceedings shall be prosecuted diligently by the Buyer Indemnified Party to a final conclusion or settlement. The Buyer Indemnified Party shall have control of such defense and proceedings; provided, however, that the Buyer Indemnified Party may not enter into any compromise or settlement of such Third Party Claim, if indemnification is to be sought hereunder, without the Seller Representative’s consent (which consent shall not be unreasonably withheld, conditioned or delayed); provided that such consent shall not be required if (i) less than $500,000 of Indemnification Escrow Funds and the Indemnification Sub-Limit remain available to satisfy the contemplated settlement and (ii) the compromise or settlement agreement does not contain any sanction, restriction or other injunctive or non-monetary relief affecting the Seller Representative, any Seller or any of their respective Representatives. The Seller Representative may participate in, but not control, any defense or settlement controlled by the Buyer Indemnified Party pursuant to this Section 11.2(d), and the Seller Representative shall bear its own costs and expenses with respect to such participation.
     (e) A claim by any Buyer Indemnified Party for indemnification for any matter not involving a Third Party Claim must be asserted by prompt written notice to the Seller Representative, such notice to describe in reasonable detail the nature of the claim and the Buyer Indemnified Party’s good faith estimate of the amount of Losses attributable to the claim and the basis of the Buyer Indemnified Party’s request for indemnification under this Agreement. Failure to timely provide such notice shall not affect the right of the Buyer Indemnified Party’s indemnification hereunder, except to the extent the Sellers are prejudiced by such delay or omission.

     (f) In the event a Buyer Indemnified Party shall recover Losses in respect of a claim of indemnification under this Article 11, no other Buyer Indemnified Party shall be entitled to recover the same Losses in respect of a claim for indemnification.
     (g) From and after the delivery of a Claim Notice under this Agreement, at the reasonable request of the Seller Representative, each Buyer Indemnified Party shall grant the Seller Representative and its Representatives reasonable access to the books, records, employees and properties of such Buyer Indemnified Party to the extent reasonably related to the defense of such claim. All such access shall be granted during normal business hours and shall be granted under the conditions which shall not unreasonably interfere with the business and operations of such Buyer Indemnified Party.
     (h) Notwithstanding anything to the contrary in this Section 11.2, the indemnification procedures set forth in Article 10 shall control any indemnification procedures relating to Taxes.
     11.3 Limitations on Liability. Notwithstanding anything to the contrary herein, no Buyer Indemnified Party shall be entitled to indemnification under Section 11.1 with respect to any Losses to the extent such Losses (i) were reflected in the calculation of the Final Working Capital Adjustment, the Final Closing Date Indebtedness, the NAV Transfer Amount paid to Buyer pursuant to Section 3.10, or the Final Restricted Cash Shortfall; provided, however, that no amount reflected in a reserve taken into account in the calculation of the Final Working Capital Adjustment shall limit the right to indemnification under Section 11.1 unless (and solely to the extent that) the amount of such reserve was increased after December 31, 2007 specifically to reserve against the matter for which indemnification was sought pursuant to Section 11.1 and such increase was reflected in the calculation of the Final Working Capital Adjustment, or (ii) arise or result from any failure of the Company to obtain Ruling 3 or 5 as requested in the PLR Request; provided, however, that this clause (ii) of this Section 11.3 shall be inapplicable (A) to the extent (x) any information (including values) contained in, or any representation made by the Company or any of its representatives in, the PLR Request to obtain Ruling 3 or 5 or otherwise made to (1) the Internal Revenue Service, (2) Ernst & Young LLP or (3) the Tax Accountant, was not accurate, complete and correct and (y) such inaccuracy, incompletion, or incorrectness materially contributed to or resulted in a withdrawal, modification or other ineffectiveness of any favorable ruling delivered in response to the PLR Request to obtain Ruling 3 or 5 or any opinion of the Tax Accountant delivered pursuant to Section 10.7 with respect to such ruling, or the Internal Revenue Service taking a position that differs from that expressed in any such opinion or (z) any information (including values) included in Ernst & Young LLP’s Section 280G calculations provided to Buyer and its Affiliates, advisors or representatives was not accurate, complete and correct (or as a result of any such inaccurate, incomplete or incorrect information provided by the Company, any deemed payment that would constitute a parachute payment within the meaning of Section 280G of the Code and the regulations promulgated thereunder was not included in such calculation) and such inaccuracy, incompletion, or incorrectness materially contributed to or resulted in such Loss, or (B) with respect to Losses arising out of or resulting from termination of employment by Newco or any of the Other Subsidiaries of an Officer listed in Section 11.3 of the Company Disclosure Schedule during the 12-month period prior to or following the Closing.

     11.4 Computation of Indemnifiable Losses.
     (a) Any amount payable pursuant to this Article 11: (i) shall be decreased to the extent of any Third Party insurance proceeds received by the Buyer Indemnified Party in respect of an indemnifiable Loss, (ii) shall be reduced to take into account any Tax benefit actually realized by the Buyer Indemnified Parties in the year of the indemnity payment or any earlier year that arises from the incurrence or payment of any such Loss and increased to take into account any Tax detriment actually suffered by the Buyer Indemnified Parties that arises from the receipt of such amount payable or the incurrence or payment of any such Loss and (iii) shall be reduced by any recoveries from third Persons pursuant to indemnification or otherwise in respect thereto.
     (b) The amount of indemnification to which a Buyer Indemnified Party shall be entitled under this Article 11 shall be determined: (i) by the written agreement between the Buyer Indemnified Party and the Seller Representative; (ii) by a judgment or decree of any court of competent jurisdiction; or (iii) by any other means to which the Buyer Indemnified Party and the Seller Representative shall agree.
     (c) In any case where a Buyer Indemnified Party recovers from third Persons any amount (other than any amounts deducted pursuant to Section 11.4(a)) in respect of a matter with respect to which such Buyer Indemnified Party has received payment satisfying in full all Losses arising from any and all matters subject to indemnification hereunder (from the Indemnification Escrow Funds or the Deferred Payment Holdback), (i) in the case of a payment previously received from the Indemnification Escrow Funds, Buyer shall cause such Buyer Indemnified Party to promptly pay over (A) if prior to the final release of the Indemnification Escrow Funds to the Sellers pursuant to Section 10.9, to the Escrow Agent for deposit into the Indemnification Escrow Account (subject to release to the Sellers pursuant to Section 10.9 as though a pending matter had been resolved) and (B) if after the final release of the Indemnification Escrow Funds to the Exchange Agent for release to the Sellers pursuant to Section 10.9, to the Sellers, pro rata in accordance with their respective Escrow Percentages, the amount so recovered (after deducting therefrom the full amount of the expenses incurred by the Buyer Indemnified Party in procuring such recovery) and (ii) in the case of a previous satisfaction of a claim for Losses through inclusion in the Settled Claims Amount, the Settled Claims Amount shall be reduced by such amount (after deducting therefrom the full amount of the expenses incurred by the Buyer Indemnified Party in procuring such recovery) (and corresponding changes shall be made to the Settled Claims Adjustment Amount and the Deferred Obligation Amount) and, if after any payment to the Sellers pursuant to Section 3.11(a) or (b), Buyer shall pay to the Exchange Agent for release to the Sellers, pro rata in accordance with their respective DPO Percentages, an amount equal to the excess of the Deferred Obligation Amount over the Deferred Payment Holdback. Clause (i) of the immediately preceding sentence shall only apply to the extent such amount, together with all amounts previously received from the Indemnification Escrow Funds, exceeds the aggregate amount of all Losses that would have been subject to indemnification from the Indemnification Escrow Funds. Clause (ii) of the second preceding sentence shall only apply to the extent such amount (after deducting therefrom the full amount of the expenses incurred by the Buyer Indemnified Party in procuring such recovery) if applied to reduce the Settled Claims Amount, would have reduced the Settled Claims Adjustment Amount.

     11.5 Mitigation of Damages. A Buyer Indemnified Party shall, to the extent practicable and reasonably within its control and at the expense of the Sellers, make commercially reasonable efforts to mitigate any Losses of which it has adequate notice; provided that the Buyer Indemnified Party shall not be obligated to act in contravention of applicable Law or in contravention of reasonable and customary practices of such Buyer Indemnified Party.
     11.6 Adjustment to Purchase Price. Buyer Parent, the Company, their respective Affiliates and Sellers shall treat any and all payments under this Article 11 as an adjustment to the purchase price for Tax purposes unless otherwise required by Law.
     11.7 Indemnification Escrow Funds. The indemnification obligations set forth in this Article 11 shall be subject to the provisions set forth in Sections 10.8 and 10.9 of this Agreement.
     11.8 Satisfaction of Claims. In the event of any claim for indemnification under Article 10 or Article 11 or any payment to be made under Section 3.7(m), such claim or payment, as the case may be, shall be satisfied in the following priority: (i) if such claim is properly asserted in accordance with this Agreement, or such payment becomes payable, prior to the release of the funds from the Working Capital Escrow Account pursuant to Section 3.7(k), then out of the funds available in the Working Capital Escrow Account following satisfaction of the payments made under Sections 3.7(g), (h), (i) and (j), (ii) out of the Indemnification Escrow Funds and (iii) inclusion in the Settled Claims Amount as a satisfied claim. To the extent funds remain available in the Working Capital Escrow Account following satisfaction of the payments made under Sections 3.7(g), (h), (i) and (j) and the first sentence of this Section 11.8, an amount of such funds equal to the aggregate amount, if any, of all claims for indemnification of the Buyer Indemnified Parties which have been properly asserted in accordance with this Agreement prior to the release of the funds from the Working Capital Escrow Account pursuant to Section 3.7(k), and remain pending and unresolved on such date, shall be deemed to be Indemnification Escrow Funds and, at the time of the release under Section 3.7(k), such funds shall be released from the Working Capital Escrow Account and deposited into the Indemnification Escrow Account by the Escrow Agent. For the avoidance of doubt, notwithstanding anything to the contrary contained in this Article 11 or Article 10, payments made under this Section 11.8 that originally were to be made under Section 3.7(m) shall be made without deduction or set off.
ARTICLE 12
TERMINATION
     12.1 Termination. This Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time by written notice, whether before or after the Company Stockholder Approval shall have been obtained:
     (a) by mutual written agreement of Buyer and the Company, in each case, duly authorized by their respective Boards of Directors or duly authorized committees thereof;
     (b) by either Buyer or the Company, if
     (i) the Effective Time shall not have occurred on or before September 30, 2008 (the “End Date”); provided, further, that the right to terminate this Agreement under this Section 12.1(b)(i) shall not be available to any party whose breach of or failure to perform any representation, warranty, covenant or agreement under this Agreement has been the principal cause of, or resulted in, the failure of the Merger to occur on or before such date;
     (ii) any Governmental Entity of competent jurisdiction shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger or any of the other Transactions, in either case, (A) on the basis that the Merger and the other Transactions are violative of any Antitrust Law or (B) for any reason other than as contemplated by Section 12.1(b)(ii)(A), and, in each case, such order, decree, ruling or action shall have become final and nonappealable; provided, however, that the right to terminate under this Section 12.1(b)(ii) shall not be available to any party whose breach of or failure to perform any representation, warranty, covenant or agreement under this Agreement has been the principal cause of, or resulted in, such order, decree, ruling or action; provided, further, that the right to terminate under this Section 12.1(b)(ii) shall not be available to any party who has not used its reasonable best efforts to remove such order, decree, ruling or action, in accordance with Section 8.2; or
     (iii) the Company Stockholder Meeting (as adjourned or postponed, as applicable) has been convened and concluded and the Company Stockholder Approval shall not have been obtained; or
     (c) by the Company,
     (i) if a breach of or failure to perform in any material respect any representation, warranty, covenant or agreement set forth in this Agreement by Buyer Parent, Buyer or Merger Sub shall have occurred which breach or failure to perform would give rise to the failure of a condition set forth in Section 9.1 or 9.2, and (x) if curable, such breach or failure has not been cured by the End Date after the receipt of written notice thereof from the Company or (y) if such breach or failure is not reasonably capable of being cured by the End Date after the receipt of written notice thereof from the Company, at least fifteen (15) days prior to such termination, stating the Company’s intention to terminate this Agreement and the basis for such termination; provided that the Company may not terminate this Agreement pursuant to this Section 12.1(c)(i) if it is in material breach of any of its representations, warranties, covenants or obligations under this Agreement so as to cause any of the conditions set forth in Section 9.1 or 9.3 not to be satisfied;
     (ii) prior to obtaining the Company Stockholder Approval, in response to an Acquisition Proposal that the Company’s Board of Directors concludes in good faith constitutes a Superior Proposal as contemplated by Section 6.3(c); provided, however, that termination of this Agreement pursuant to this Section 12.1(c)(ii) shall not be effective until the Company Termination Fee has been paid to Buyer in accordance with Section 12.2(b)(ii); or
     (iii) if the Effective Time shall not have occurred on or before the date required under Section 2.2(d) due to Buyer Parent’s, Buyer’s or Merger Sub’s failure to effect the Closing in breach of this Agreement (as modified or amended from time to time, including pursuant to Section 8.7(c)), and at the time of such termination (treating such date of termination as if it were the Closing Date) the conditions set forth in Sections 9.1(a), (b), (c) and (e) and 9.3(a) (other than the delivery by the Company of the officer’s certificate) and (b) have been satisfied or waived, and there is no state of facts or circumstances that would reasonably be expected to cause the conditions set forth in Section 9.1(d), or Section 9.3(c), (d), (e), (f) or (g) not to be satisfied as of such date if the Closing were to occur on such date; or
     (iv) on or prior to the seventh (7th) day after the Debt Commitment Deadline, if (A) Buyer Parent fails to provide the Company with a Debt Commitment Letter on or prior to the Debt Commitment Deadline, (B) the Debt Financing is an Acceptable Debt Financing and Buyer Parent, Buyer or Merger Sub requests that a condition to the obligation of Buyer Parent, Buyer and Merger Sub to consummate the Merger be the negotiation, execution and delivery of definitive documentation with respect to the Debt Financing reasonably satisfactory to Buyer Parent pursuant to Section 8.7(c)(i), or (C) (1) fails to irrevocably waive the Financing Condition in accordance with Section 8.7(c) or (2) Buyer Parent, Buyer or Merger Sub requests conditions to the Merger Agreement pursuant to Section 8.7(c)(ii); or
     (d) by Buyer, if:
     (i) a breach of or failure to perform in any material respect any representation, warranty, covenant or agreement set forth in this Agreement by the Company shall have occurred which breach or failure to perform would give rise to the failure of a condition set forth in Section 9.1 or 9.3, and (x) if curable, such breach or failure has not been cured by the End Date after the receipt of written notice thereof from Buyer or (y) if such breach or failure is not reasonably capable of being cured by the End Date after receipt of written notice thereof from Buyer, at least fifteen (15) days prior to such termination, stating Buyer’s intention to terminate this Agreement and the basis for such termination; provided that Buyer may not terminate this Agreement pursuant to this Section 12.1(d)(i) if it, Buyer Parent or Merger Sub is in material breach of any of its representations, warranties, covenants or obligations under this Agreement so as to cause any of the conditions set forth in Section 9.1 or 9.2 not to be satisfied;
     (ii) the Board of Directors of the Company or any duly authorized committee of the Board of Directors of the Company shall, or, as applicable, shall cause the Company to, (1) withdraw the Company Recommendation, (2) amend, modify, change, condition or qualify the Company Recommendation in a manner adverse to Buyer Parent, Buyer or Merger Sub, (3) fail to call and hold the Company Stockholder Meeting in accordance with Section 6.2 or fail to include the Company Recommendation in the Information Circular, (4) fail to amend the Stock Rights Plan in accordance with Section 6.5 on or prior to June 13, 2008, (5) enter into any letter of intent or agreement in principle or any other agreement providing for any Acquisition Proposal, or (6) approve, endorse or recommend that the Company Stockholders vote their Company Shares in favor of any Acquisition Proposal; or

     (iii) Buyer Parent fails to provide the Company with a Debt Commitment Letter on or prior to the Debt Commitment Deadline; provided, however, that the right to terminate under this Section 12.1(d)(iii) shall not be available to Buyer if Buyer Parent, Buyer or Merger Sub have breached Section 8.7(a) and such breach has resulted in the failure to obtain a Debt Commitment Letter constituting an Acceptable Debt Financing.
     12.2 Effect of Termination.
     (a) If this Agreement is terminated pursuant to Section 12.1, this Agreement shall forthwith become null and void and there shall be no liability or obligation on the part of Guarantor, Buyer Parent, Buyer, Merger Sub, the Company or any of their respective Representatives, stockholders or Affiliates, except that, subject to Section 12.2(e), no such termination shall relieve any party hereto of any liability or damages resulting from fraud; provided, that the provisions of Sections 8.4, 12.2, and 12.3 and Article 13 and the last sentence of Section 8.7(e) and the definitions of the defined terms used in such provisions of this Agreement, wherever located herein, shall remain in full force and effect and survive any termination of this Agreement.
     (b) In the event that:
     (i) this Agreement is terminated by Buyer pursuant to Section 12.1(d)(i) (due to a willful breach of any representation, warranty, covenant or agreement) or Section 12.1(d)(ii) (excluding Section 12.1(d)(ii)(4)), the Company shall pay to Buyer (by wire transfer of immediately available funds to an account designated by Buyer) within five (5) Business Days following such termination a cash amount equal to $63,000,000 (the “Company Termination Fee”);
     (ii) this Agreement is terminated by the Company pursuant to Section 12.1(c)(ii), then on the date of termination of this Agreement, the Company shall pay to Buyer (by wire transfer of immediately available funds to an account designated by Buyer) a cash amount equal to the Company Termination Fee; or
     (iii) this Agreement is terminated pursuant to (x) Section 12.1(c)(iv)(C) and the applicable conditions to the Merger Agreement requested by Buyer Parent, Buyer or Merger Sub were such that, if the conditions to the Debt Financing (and any additional conditions specified by Buyer Parent, Buyer or Merger Sub pursuant to Section 8.7(c)) had been satisfied and the Debt Financing had been consummated, the terms of the Debt Financing would have constituted an Acceptable Debt Financing, or (y) Section 12.1(b)(iii), then, in the case of clause (y) of this Section 12.2(b)(iii), the Company shall pay to Buyer (by wire transfer of immediately available funds to an account designated by Buyer) within five (5) Business Days following such termination a cash amount equal to all reasonable out-of-pocket documented fees and expenses (including all fees and expenses of counsel, accountants, consultants, financial advisors and investment bankers), up to a maximum amount of six million dollars ($6,000,000) in the aggregate, incurred by Buyer Parent, Buyer or Merger Sub or on their behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this

Agreement, the Ancillary Agreements and the Financing and all other matters related to the Transactions (the “Buyer Expenses”); and, in the case of clause (x) or clause (y) of this Section 12.2(b)(iii), if an Acquisition Proposal (with all percentages included in the definition of Acquisition Proposal increased to forty percent (40%) for purposes of this definition) is completed or a definitive agreement is executed by the parties thereto with respect to such an Acquisition Proposal prior to or within the twelve (12) months following the date on which this Agreement is terminated, the Company shall pay to Buyer (by wire transfer of immediately available funds to an account designated by Buyer) on the next Business Day following the closing of the transaction contemplated by such Acquisition Proposal or, if an Acquisition Proposal was delivered to the Company’s Board of Directors, or otherwise generally known by the Company Stockholders, at or prior to the Company Stockholder Meeting, the execution of the definitive agreement with respect to an Acquisition Proposal, a cash amount equal to the Company Termination Fee minus the Buyer Expenses previously paid to Buyer pursuant to this Section 12.2(b)(iii), if any.
     (c) In the event that this Agreement is terminated by Buyer or the Company pursuant to Section 12.1(b)(i) or Section 12.1(b)(ii)(A) and, in each case, at the time of such termination,
     (i) the Company had the right, in accordance with the terms hereof, to terminate this Agreement pursuant to Section 12.1(b)(i) or Section 12.1(b)(ii)(A), as applicable,
     (ii) in the event of such termination pursuant to Section 12.1(b)(i) and treating such date of termination as if it were the Closing Date, the conditions set forth in Section 9.1(a), (c) (other than the Antitrust Conditions) and (e), 9.3(a) (other than the delivery by the Company of the officer’s certificate) and 9.3(b) have been satisfied or waived, and there is no state of facts or circumstances that would reasonably be expected to cause the conditions set forth in Section 9.1(d), or Section 9.3(c), (d), (e), (f) or (g) not to be satisfied by the End Date if the Closing were to occur on such date, and
     (iii) in the event of such termination pursuant to Section 12.1(b)(ii)(A), and the conditions set forth in Section 9.1(a), (c) (other than the Antitrust Conditions) and (e) shall have been satisfied or waived and (treating such date of termination as if it were the Closing Date) the conditions set forth in Section 9.3(a) (other than the delivery by the Company of the officer’s certificate) have been satisfied or waived, and there is no state of facts or circumstances that would reasonably be expected to cause the conditions set forth in Section 9.1(d), or Section 9.3(b), (c), (d), (e), (f) or (g) not to be satisfied by the End Date if the Closing were to occur on such date, then Buyer Parent or Buyer shall pay to the Company (by wire transfer of immediately available funds to an account designated by the Company) within five (5) Business Days following such termination a cash amount equal to $84,000,000 (the “Buyer Termination Fee”).
     (d) In the event that this Agreement is terminated (i) pursuant to Section 12.1(c)(i) (due to a willful breach of any representation, warranty, covenant or agreement) or (ii) by the Company pursuant to Section 12.1(c)(iii), Buyer or Buyer Parent shall pay to the Company (by wire transfer of immediately available funds to an account designated by the Company) within five (5) Business Days following the date of such termination, a cash amount equal to the Buyer Termination Fee.
     (e) The Company, Newco, Buyer Parent, Buyer and Merger Sub acknowledge and agree that the agreements contained in this Section 12.2 are an integral part of the Transactions, and that, without these agreements, the Company, Buyer Parent, Buyer and Merger Sub would not enter into this Agreement, and that none of the Buyer Termination Fee, the Buyer Expenses or the Company Termination Fee is a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Company or Buyer Parent, Buyer and Merger Sub, as the case may be, in the circumstances in which such fee or amount of expenses is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision. Accordingly, notwithstanding anything to the contrary contained in this Agreement, if this Agreement is terminated prior to the Closing, (a) the Company’s right to receive the Buyer Termination Fee shall be the sole and exclusive remedy of the Company and each of its Affiliates (including Newco, in its capacity as Seller Representative), stockholders and Representatives, against Guarantor, Buyer Parent, Buyer and Merger Sub, and each of their respective Affiliates, stockholders and Representatives, for any loss or damage of any nature suffered as a result of the failure of the Merger to be consummated and any other losses, damages or obligations suffered as a result of or under this Agreement, the Ancillary Agreements, and the transactions contemplated hereby or thereby, and upon payment of the Buyer Termination Fee in accordance with the terms of this Section 12.2, none of Guarantor, Buyer Parent, Buyer of Merger Sub nor any of their respective Affiliates, stockholders or Representatives shall have any further liability or obligation relating to or arising out of this Agreement, the Ancillary Agreements, or the transactions contemplated hereby or thereby and (b) Buyer’s right to receive the Company Termination Fee (in its entirety or as such amount may be reduced by the amount of the Buyer Expenses pursuant to Section 12.2(b)(iii)) or the Buyer Expenses, as the case may be, shall be the sole and exclusive remedy of Guarantor, Buyer Parent, Buyer and Merger Sub and each of its Affiliates, stockholders and Representatives, against the Company and each of its Affiliates, stockholders and Representatives, for any loss or damage of any nature suffered as a result of the failure of the Merger to be consummated and any other losses, damages or obligations suffered as a result of or under this Agreement, the Ancillary Agreements, and the transactions contemplated hereby or thereby, and upon payment of the Company Termination Fee (in its entirety or as such amount may be reduced by the amount of the Buyer Expenses pursuant to Section 12.2(b)(iii)) or the Buyer Expenses in accordance with the terms of this Section 12.2, as the case may be, the Company and each of its Affiliates, stockholders and Representatives shall have no further liability or obligation relating to or arising out of this Agreement, the Ancillary Agreements, or the transactions contemplated hereby or thereby; provided that (i) if the Company fails promptly to pay the amount due pursuant to Section 12.2(b) or (ii) if Guarantor, Buyer Parent, Buyer or Merger Sub fails promptly to pay the amount due pursuant to Section 12.2(c) or 12.2(d), as the case may be, then (x) such unpaid amount shall bear interest from the date such payment was required to be made until the date of payment at a per annum rate equal to the JPMorgan Chase prime rate, in effect on the date such payment was required to be made and (y) if, in order to obtain such payment, the Company or Guarantor, Buyer Parent, Buyer or Merger Sub, as applicable, commences a suit that results in a judgment against Buyer or the Company for the Buyer Termination Fee or the Company Termination Fee (in its entirety or as such amount may be reduced by the amount of the Buyer Expenses pursuant to Section 12.2(b)(iii)) or Buyer Expenses, as applicable, Guarantor, Buyer Parent, Buyer or Merger Sub shall pay to the Company or the Company shall pay to Guarantor, Buyer Parent, Buyer or Merger Sub, as applicable, its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit. If this Agreement is terminated prior to the Closing in cases involving a breach of this Agreement by Buyer Parent, Buyer or Merger Sub where the Buyer Termination Fee is not payable or a breach of this Agreement by the Company where the Company Termination Fee is not payable, other than in cases of fraud, in no event shall Buyer Parent, Buyer, Merger Sub and the Guarantor on the one hand, or the Company on the other hand, be subject to any liability for any losses or damages of any nature arising from or in connection with any such breach. Notwithstanding anything in this Agreement to the contrary, (i) except as set forth in Section 13.8, none of the Company, Newco, Buyer Parent, Buyer or Merger Sub shall be entitled to specific performance and (ii) recovery against the Guaranty shall be the sole and exclusive remedy of the Company and each of its Affiliates (including Newco, in its capacity as Seller Representative), stockholders and Representatives, against Guarantor, Buyer Parent, Buyer and Merger Sub, and each of their respective Affiliates, stockholders and Representatives and the maximum liability of Guarantor shall be limited to the express obligations of the Guaranty.
     (f) If more than one provision contained in Section 12.1 is an applicable basis for termination of this Agreement by the Company or Buyer, as applicable, then the Company or Buyer, as applicable, shall be entitled to assert more than one provision contained in Section 12.1 as the basis for its termination of this Agreement; provided that (i) the Company shall not be entitled to more than one recovery of the Buyer Termination Fee, and (ii) Buyer Parent, Buyer and Merger Sub shall not be entitled to more than one recovery of the Company Termination Fee (net of the Buyer Expenses where the Buyer Expenses are payable) and the Buyer Expenses, if applicable.
     12.3 Fees and Expenses. Except as otherwise specifically provided herein, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring expenses, whether or not the Merger is consummated.
ARTICLE 13
MISCELLANEOUS
     13.1 Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile or similar writing) and shall be given, if to Buyer Parent, Buyer or Merger Sub, to:
Explorer Holding Corporation
1001 Pennsylvania Ave NW
Suite 220 South
Washington, DC 20004
Attention: Peter Clare
Facsimile No.: (202) 347-9250

     with a copy to (which copy shall not be deemed to be notice to Buyer Parent, Buyer or Merger Sub):
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
Attention: Jeffrey J. Rosen
Facsimile No.: (212) 909-6836
     if to the Company, to:
Booz Allen Hamilton Inc.
8283 Greensboro Drive
McLean, Virginia 22012
Attention: Law Department
Facsimile No.: (703) 902-3580
     with a copy to (which copy shall not be deemed to be notice to the Company):
Latham & Watkins LLP
885 Third Avenue
New York, NY 10022
Attention: Barry A. Bryer
                 David I. Brown
Facsimile Number: (212) 751-4864
     if to the Seller Representative, to:
Booz & Company Inc.
101 Park Avenue
New York, NY 10178
Attention: Law Department
Facsimile No.: (212) 551-6562
     with a copy to (which copy shall not be deemed to be notice to the Seller Representative):
Latham & Watkins LLP
885 Third Avenue
New York, NY 10022
Attention: Barry A. Bryer
                 David I. Brown
                 David A. Kurzweil
Facsimile Number: (212) 751-4864
or such other address or facsimile number as a party may hereafter specify for the purpose by notice to the other parties hereto. Each notice, request or other communication shall be effective only (a) if given by facsimile, when the facsimile is transmitted to the facsimile number specified in this Section and the appropriate facsimile confirmation is received or (b) if given by overnight courier or personal delivery, when delivered at the address specified in this Section.
     13.2 Survival. None of the representations, warranties, covenants and agreements contained herein or in any instrument delivered pursuant to this Agreement (but excluding the Ancillary Agreements) shall survive the Effective Time other than (i) the agreements set forth in Article 3, Sections 7.1, 7.2, and 12.3, clause (D) of the proviso at the end of Section 8.7(e), Article 13 and, to the extent not otherwise addressed in this Section 13.2, Articles 10 and 11, (ii) those other covenants and agreements contained herein which by their terms expressly apply or expressly are to be performed in whole or in part after the Effective Time, (iii) Sections 2.1, 2.4, 7.3, 8.2, 8.3, 8.4 and 8.5(b), Article 6 and the matters set forth in Section 11.1(a)(ii) with respect to failures to perform the Spin Off Agreement, which shall survive through the first (1st) anniversary of the Closing Date (iv) the representations and warranties of the Company in Sections 4.7(a), 4.7(c) and 4.11 (other than 4.11(g)), which shall survive for eighteen (18) months from the Closing Date, (v) the representations and warranties of the Company in Sections 4.2, 4.5(a), 4.5(b) (excluding clauses (iv) and (v)), and 4.5(c), which shall survive through the second (2nd) anniversary of the Closing Date, (vi) the representations and warranties of the Company in Sections 4.17(d)(vii), 4.17(d)(viii) and 4.27 and the matters set forth in Sections 11.1(a)(iii) and 11.1(a)(iv), which shall survive through the fifth (5th) anniversary of the Closing Date, and (vii) the representations and warranties of the Company in Section 4.11(g) and all Tax matters contemplated by Article 10, which shall survive through the Termination Date.
     13.3 Amendments; No Waivers.
     (a) Any provision of this Agreement may be amended or waived prior to the Effective Time, if, and only if, the amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Buyer Parent, Buyer and Merger Sub or in the case of a waiver, by the party against whom the waiver is to be effective, except as provided in Section 8.7(c). Any provision of this Agreement may be amended or waived following the Effective Time, if, and only if, the amendment or waiver is in writing and signed, in the case of an amendment, by the Seller Representative, the Company, Buyer Parent and Buyer or, in the case of a waiver, by the party against whom the waiver is to be effective. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time.
     (b) At any time prior to the Effective Time, any party hereto may with respect to any other party hereto (i) extend the time for the performance of any of the obligations or other acts of such party and (ii) waive any inaccuracies in the representations and warranties of such party contained herein or in any document delivered pursuant hereto. No such extension or waiver shall be deemed or construed as a continuing extension or waiver on any occasion other than the one on which such extension or waiver was granted or as an extension or waiver with respect to any provision of this Agreement not expressly identified in such extension or waiver on the same or any other occasion. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law or in equity.

     13.4 Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties; provided, however, that (i) all or any of the rights or obligations of Buyer Parent, Buyer or Merger Sub may be assigned to any direct or indirect wholly-owned Subsidiary of such party and (ii) any of Buyer Parent, Buyer and Merger Sub may assign (including by way of a pledge) to its lenders or other financing sources any or all of its rights hereunder (including its rights to seek indemnification hereunder) as collateral security (in either case, which assignment shall not relieve such assigning party of its obligations hereunder). Any purported assignment in violation hereof shall be null and void.
     13.5 Counterparts; Effectiveness; Third Party Beneficiaries. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one agreement. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other parties, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Except as provided in Sections 7.1, clause (D) of the proviso at the end of Section 8.7(e), Article 10 and (following the Effective Time) Article 3, no provision of this Agreement is intended to confer upon any Person other than the parties hereto any rights, benefits, obligations, liabilities or remedies hereunder.
     13.6 Governing Law. This Agreement shall be construed in accordance with and governed by the internal laws of the State of Delaware applicable to contracts executed and fully performed within the State of Delaware.
     13.7 Jurisdiction. Except as otherwise expressly provided in this Agreement, the parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions shall be brought in the Court of Chancery of the State of Delaware (or, in the case of any claim as to which the federal courts have exclusive subject matter jurisdiction, the federal court of the United States of America sitting in the State of Delaware), and each of the parties hereby consents to the exclusive jurisdiction of those courts (and of the appropriate appellate courts therefrom) in any suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of the venue of any suit, action or proceeding in any of those courts or that any suit, action or proceeding which is brought in any of those courts has been brought in an inconvenient forum. Process in any suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any of the named courts. Without limiting the foregoing, each party agrees that service of process on it by notice as provided in Section 13.1 shall be deemed effective service of process.
     13.8 Enforcement. The parties recognize and agree that if for any reason any of the provisions of Section 8.4 or 8.6 are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused to the Company or Buyer Parent, Buyer or Merger Sub, as the case may be. Accordingly, it is agreed that the parties shall be entitled to seek specific performance of the obligations set forth in Sections 8.4 and 8.6 of this Agreement.
     13.9 Entire Agreement. This Agreement (together with the exhibits and schedules hereto), the Ancillary Agreements, and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof.
     13.10 Appointment of Seller Representative as Attorney-In-Fact.
     (a) Effective as of the Closing, and without any further action by the Company or the Sellers (other than the Company Stockholder Approval), Newco shall be appointed as agent and attorney-in-fact for each Seller (other than holders of Dissenting Shares) (the “Seller Representative”), with full power and authority in the name of and for and on behalf of such Seller, to serve as the Seller Representative under this Agreement and to exercise the power and authority to act on behalf of, and in the name of, such Seller with respect to all matters relating to this Agreement, the Escrow Agreement and the Merger. Without limiting the generality of the foregoing, the Seller Representative is hereby granted the power and authority by each Seller to negotiate and enter into amendments to this Agreement and the Escrow Agreement for and on behalf of each Seller, to act on each Seller’s behalf in any dispute, litigation or arbitration involving this Agreement, the Escrow Agreement or any document delivered to the Seller Representative in such capacity pursuant hereto and to do or refrain from doing all such further acts and things, and execute all such documents as the Seller Representative shall deem necessary or appropriate in connection with the Merger. A decision, act, consent or instruction of the Seller Representative shall constitute a decision of all of the Sellers and shall be final, binding and conclusive on each Seller, and the Escrow Agent, Buyer Parent, Buyer, Merger Sub, the Surviving Corporation and each of their respective representatives, may rely upon such decision, act, consent or instruction of the Seller Representative as being the decision, act, consent or instruction of every Seller. In the event of the dissolution of the Seller Representative, the Sellers holding an aggregate Escrow Percentage greater than 50% shall promptly appoint a substitute Seller Representative and shall notify Buyer Parent, Buyer and the Escrow Agent of such action, such appointment to be effective upon such newly appointed Seller Representative’s delivery of written notice to Buyer Parent and Buyer of such newly appointed Seller Representative’s acceptance of such appointment and agreement to perform its obligations under this Agreement. As between the Seller Representative and the Sellers, the Seller Representative shall not be liable for, and shall be indemnified by the Sellers against any good faith error of judgment on its part or for any other act done or omitted by it in good faith in connection with its duties as the Seller Representative, except for willful misconduct. The authority conferred under this Section 13.10 is an agency coupled with an interest and, to the extent permitted by applicable Laws, all authority conferred hereby is irrevocable and not subject to termination by the Sellers or by operation of Law, whether by the death or incapacity of any of the Sellers, or the occurrence of any other event. If any Seller should die or become mentally or physically incapacitated, or if any other event shall occur, any action taken by the Seller Representative pursuant to this Section 13.10 shall be valid as if such death or incapacity, or other event had not occurred, regardless of whether or not the Seller Representative, Buyer

Parent, the Surviving Corporation or Buyer shall have received notice of such death, incapacity, termination, or other event.
     (b) In addition to the foregoing, the Seller Representative (also acting by majority) is hereby designated and appointed by the Sellers as trustee of a trust hereby established for the purpose of receiving, holding, investing, reinvesting and distributing funds, all for the account of the Sellers.
     (c) The Sellers hereby acknowledge and agree that (i) any payment or release by the Buyer Parent, the Surviving Corporation, Buyer or the Escrow Agent of any amounts (including from the Escrow Accounts) to the Seller Representative or (as directed by the Seller Representative) the Sellers shall satisfy in full all obligations of Buyer Parent, Buyer, the Surviving Corporation and the Escrow Agent, and all rights of the Sellers, with respect to the amount of such payment or release and (ii) none of Buyer, Buyer Parent, the Surviving Corporation or the Escrow Agent shall have any responsibility with respect to such amounts after delivery to the Seller Representative or (as directed by the Seller Representative) the Sellers.
     13.11 Authorship; Representation by Counsel. The parties agree that the terms and language of this Agreement were the result of negotiations between the parties and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation. Each of the parties hereto acknowledges that it has been represented by independent counsel of its choice throughout all negotiations that have preceded the execution of this Agreement.
     13.12 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon a determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that Transactions are fulfilled as originally contemplated to the fullest extent possible.
     13.13 Waiver of Jury Trial. THE PARTIES AGREE THAT THEY HEREBY IRREVOCABLY WAIVE, AND AGREE TO CAUSE THEIR RESPECTIVE SUBSIDIARIES TO WAIVE, THE RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING TO ENFORCE OR INTERPRET THE PROVISIONS OF THIS AGREEMENT.
     13.14 Rules of Construction.
     (a) The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. In this Agreement (i) words denoting the singular include the plural and vice versa, (ii) “it” or “its” or words denoting any gender include all genders, (iii) the words “including”, “includes” and “include” shall be deemed to be followed by the words “without limitation,” whether or not expressed, (iv) any reference herein to a Section, Article, Exhibit or Schedule refers to a Section or Article of or an Exhibit or Schedule to this Agreement, unless otherwise stated, (v) when calculating the period of time within or following which any act is to be done or steps taken, the date which is the reference day in calculating such period shall be excluded and if the last day of such period is not a Business Day, then the period shall end on the next day which is a Business Day, (vi) the words “shall” and “will” have the same meaning, and (vii) “hereof”, “herein”, “hereto” and “hereunder” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. The words “party” or “parties” shall refer to the parties to this Agreement. Unless the context otherwise requires or as otherwise expressly provided herein, the phrases “immediately prior to the Effective Time” and “as of the Effective Time” shall refer to that period of time on the Closing Date after the Contribution and Spin Off have become effective and prior to the Merger, giving effect to the Exchanges and the Acceleration.
     (b) The inclusion of any information in the Company Disclosure Schedule or Buyer Disclosure Schedule shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Schedule or Buyer Disclosure Schedule, as applicable, that such information is required to be listed in the Company Disclosure Schedule or Buyer Disclosure Schedule, as applicable, or that such items are material to the Company, Buyer Parent, Buyer or Merger Sub, as the case may be. The headings, if any, of the individual sections of each of the Company Disclosure Schedule and Buyer Disclosure Schedule are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Company Disclosure Schedule and Buyer Disclosure Schedule are arranged in sections corresponding to those contained in Articles IV and V, as applicable, merely for convenience, and the disclosure of an item in one section of the Company Disclosure Schedule or Buyer Disclosure Schedule as an exception to a particular representation or warranty shall be deemed adequately disclosed as an exception with respect to all other representations or warranties to the extent that the relevance of such item to such representations or warranties is reasonably apparent on the face of such item, notwithstanding the presence or absence of an appropriate section of the Company Disclosure Schedule or Buyer Disclosure Schedule with respect to such other representations or warranties or an appropriate cross reference thereto.
     (c) The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Company Disclosure Schedule or Buyer Disclosure Schedule is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.
[Remainder of page intentionally left blank.]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

BOOZ ALLEN HAMILTON INC.
By:	/s/ Ralph W. Shrader
	Name:	Ralph W. Shrader
	Title:	Chairman and Chief Executive Officer

EXPLORER HOLDING CORPORATION
By:	/s/ Ian Fujiyama
	Name:	Ian Fujiyama
	Title:	Vice President

EXPLORER INVESTOR CORPORATION
By:	/s/ Ian Fujiyama
	Name:	Ian Fujiyama
	Title:	Vice President

EXPLORER MERGER SUB CORPORATION
By:	/s/ Ian Fujiyama
	Name:	Ian Fujiyama
	Title:	Vice President

BOOZ & COMPANY INC., As Seller Representative
By:	/s/ Shurmeet Banerji
	Name:	Shurmeet Banerji
	Title:	Chief Executive Officer